     As filed with the Securities and Exchange Commission on May 28, 1998

                                                           Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                               -----------------

                                   FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               -----------------

                            STERLING SOFTWARE, INC.
            (Exact Name of Registrant as Specified in Its Charter)


           DELAWARE                                 7372                         75-1873956
(State or Other Jurisdiction of         (Primary Standard Industrial          (I.R.S. Employer
Incorporation or Organization)           Classification Code Number)           Identification
                                                                                  Number)

                        300 CRESCENT COURT, SUITE 1200
                             DALLAS, TEXAS  75201
                                (214) 981-1000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                          DON J. MCDERMETT, JR., ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                            STERLING SOFTWARE, INC.
                        300 CRESCENT COURT, SUITE 1200
                             DALLAS, TEXAS  75201
                                (214) 981-1000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                               -----------------

                                   Copies to:

               MARK E. BETZEN, ESQ.            JOSEPH W. CONROY, ESQ.
            JONES, DAY, REAVIS & POGUE           HUNTON & WILLIAMS
            2300 TRAMMELL CROW CENTER           1751 PINNACLE DRIVE
                2001 ROSS AVENUE               MCLEAN, VIRGINIA 22102
               DALLAS, TEXAS 75201                 (703) 714-7400
                  (214) 220-3939

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE AND ALL OTHER CONDITIONS TO THE MERGER (THE "MERGER") OF A WHOLLY OWNED SUBSIDIARY OF STERLING SOFTWARE, INC. ("STERLING SOFTWARE") WITH AND INTO MYSTECH ASSOCIATES, INC. ("MYSTECH") PURSUANT TO THE AGREEMENT AND PLAN OF MERGER FILED AS EXHIBIT
2.1 HERETO (THE "MERGER AGREEMENT") HAVE BEEN SATISFIED OR WAIVED.

  If any of the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.[_]

                               -----------------

                                                  CALCULATION OF REGISTRATION FEE
====================================================================================================================================

                                                                                              PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF                      AMOUNT TO BE         PROPOSED MAXIMUM            AGGREGATE            AMOUNT OF
   SECURITIES TO BE REGISTERED                    REGISTERED       OFFERING PRICE PER SHARE     OFFERING PRICE     REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.10 per share (1)    942,813 shares (2)          $3.34 (3)               $3,152,510           $929.99
====================================================================================================================================

(1) This Registration Statement also relates to rights to purchase Series A Junior Participating Preferred Stock, par value $.10 per share, of Sterling Software ("Rights"). One Right will be issued together with and will attach to each share of Common Stock, par value $.10 per share, of Sterling Software ("Sterling Software Common Stock") issued pursuant to the Merger Agreement, unless the Rights shall have theretofore expired or been redeemed.
(2) The number of shares of Sterling Software Common Stock to be registered has been determined based on the estimated maximum number of shares of Sterling Software Common Stock to be issued in exchange for shares of Common Stock, par value $.20 per share, of Mystech ("Mystech Common Stock") in the Merger and upon exercise of certain options of Mystech following the Merger, as contemplated by the Merger Agreement.
(3) Pursuant to Rule 457(f)(2) under the Securities Act of 1933 (the "Securities Act"), the Proposed Maximum Offering Price Per Share is based on the book value of $22.53 for shares of Mystech Common Stock computed as of March 31, 1998.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.
================================================================================

                           MYSTECH ASSOCIATES, INC.
                                  SKYLINE ONE
                        5205 LEESBURG PIKE, SUITE 1200
                         FALLS CHURCH, VIRGINIA 22041

                                                                  June ___, 1998

Dear Shareholders:

  You are invited to attend the Special Meeting of Shareholders of Mystech Associates, Inc. ("Mystech") to be held on ____________, July ___, 1998, at ____ a.m., Eastern Time, at __________________, ____________, Virginia (including any postponement or adjournment thereof, the "Special Meeting").

  At the Special Meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated as of May 27, 1998 (the "Merger Agreement"), among Sterling Software, Inc., a Delaware corporation ("Sterling Software"), Sterling Software (Connecticut), Inc., a Connecticut corporation and a wholly owned subsidiary of Sterling Software ("Merger Sub"), and Mystech, pursuant to which Merger Sub will be merged with and into Mystech, with Mystech continuing as the surviving corporation and becoming a wholly owned subsidiary of Sterling Software. As a result of the Merger, each outstanding share of Common Stock of Mystech will be converted into the right to receive
5.49313 shares of Common Stock of Sterling Software.

  At the Special Meeting, you will also be asked to consider and vote upon a proposal to terminate the Mystech Associates, Inc. Corporate Stock Ownership Agreement (the "Mystech Stock Ownership Agreement"), which provides that ownership of shares of capital stock of Mystech will generally be limited to employees of Mystech. The termination of the Mystech Stock Ownership Agreement is a condition to the obligation of each of Sterling Software and Merger Sub to effect the Merger.

  THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF MYSTECH VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT AND THE TERMINATION OF THE MYSTECH STOCK OWNERSHIP AGREEMENT.

  Please read carefully the accompanying Notice of Special Meeting of Shareholders and Proxy Statement/Prospectus for additional information regarding the matters to be considered and voted upon at the Special Meeting. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage prepaid envelope. If you attend the Special Meeting, you may vote in person if you wish, even though you have previously returned your proxy card.

                                        Sincerely,

                                        /s/ David L. Young

                                        David L. Young
                                        Chairman of the Board,
                                        President and
                                        Chief Executive Officer

                           MYSTECH ASSOCIATES, INC.
                                  SKYLINE ONE
                        5205 LEESBURG PIKE, SUITE 1200
                         FALLS CHURCH, VIRGINIA  22041

                         _____________________________

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JULY ___, 1998
                         _____________________________

To the Shareholders:

     Notice is hereby given that a Special Meeting of Shareholders of Mystech Associates, Inc. ("Mystech") will be held at ___________________________, _____
______, Virginia, at ____ a.m., Eastern Time, on _______________, July ___, 1998
(including any postponement or adjournment thereof, the "Special Meeting"), for the following purpose:

1. To consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated as of May 27, 1998 (the "Merger Agreement"), among Sterling Software, Inc., a Delaware corporation ("Sterling Software"), Sterling Software (Connecticut), Inc., a Connecticut corporation and a wholly owned subsidiary of Sterling Software ("Merger Sub"), and Mystech, pursuant to which Merger Sub will be merged with and into Mystech (the "Merger"), with Mystech continuing as the surviving corporation and becoming a wholly owned subsidiary of Sterling Software.

2. To consider and vote upon a proposal to terminate the Mystech Associates, Inc. Corporate Stock Ownership Agreement (the "Mystech Stock Ownership Agreement").

     The Board of Directors of Mystech has fixed June ___, 1998 as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting or any adjournment or postponement thereof. Only holders of record of Common Stock, par value $.20 per share, of Mystech at the close of business on that date will be entitled to notice of and to vote at the Special Meeting.

     The accompanying Proxy Statement/Prospectus, which constitutes an integral part of this Notice of Special Meeting of Shareholders, describes the Merger Agreement, the Merger and dissenters' rights available to shareholders in connection with the Merger. Please read carefully the Proxy Statement/Prospectus. TO ENSURE THAT YOUR VOTE WILL BE COUNTED, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. You may revoke your proxy in the manner described in the accompanying Proxy Statement/Prospectus at any time before it is voted at the Special Meeting. Executed proxies with no instructions indicated thereon will be voted "FOR" approval of the Merger Agreement and termination of the Mystech Stock Ownership Agreement.

                                   By Order Of The Board of Directors,

                                   /s/ Richard T. Dreghorn

                                   Richard T. Dreghorn
                                   Secretary

Falls Church, Virginia
June ___, 1998

     PLEASE DO NOT SEND YOUR STOCK CERTIFICATES AT THIS TIME. ASSUMING THE MERGER IS CONSUMMATED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR CERTIFICATES.

                   SUBJECT TO COMPLETION, DATED MAY 28, 1998

                                PROXY STATEMENT
                                      of
                           MYSTECH ASSOCIATES, INC.

                                ______________

                                  PROSPECTUS
                                      of
                            STERLING SOFTWARE, INC.

   This Proxy Statement/Prospectus is furnished to holders of shares of Common Stock, par value $.20 per share (the "Mystech Common Stock"), of Mystech Associates, Inc., a Connecticut corporation ("Mystech"), in connection with the solicitation by and on behalf of the Board of Directors of Mystech (the "Mystech Board") of proxies for use at a Special Meeting of Shareholders of Mystech (the "Special Meeting") to be held at ______________, ______________, ______________,
Virginia, at _____ a.m., Eastern Time, on ___________, July __, 1998. This Proxy Statement/Prospectus, the Notice of Special Meeting of Shareholders and the accompanying proxy card are first being sent to holders of shares of Mystech Common Stock on or about June __, 1998.

   At the Special Meeting, holders of record of shares of Mystech Stock at the close of business on June __, 1998 (the "Record Date") will consider and vote upon (i) the approval of the Agreement and Plan of Merger, dated as of May 27, 1998 (the "Merger Agreement"), among Sterling Software, Inc., a Delaware corporation ("Sterling Software"), Sterling Software (Connecticut), Inc., a Connecticut corporation and a wholly owned subsidiary of Sterling Software ("Merger Sub"), and Mystech, pursuant to which Merger Sub will be merged with and into Mystech (the "Merger"), with Mystech continuing as the surviving corporation and becoming a wholly owned subsidiary of Sterling Software, and
(ii) the termination of the Mystech Associates, Inc. Corporate Stock Ownership Agreement (the "Mystech Stock Ownership Agreement"). The termination of the Mystech Stock Ownership Agreement, which provides that ownership of shares of capital stock of Mystech will generally be limited to employees of Mystech, is a condition to the obligation of each of Sterling Software and Merger Sub to effect the Merger. See "The Merger" for a description of the Merger Agreement and other information regarding the Merger.

   Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time") each then-outstanding share of Mystech Common Stock (other than any shares owned by Mystech or any subsidiary of Mystech or by Sterling Software, Merger Sub or any other subsidiary of Sterling Software, which shares will be canceled) will be converted into the right to receive 5.49313 shares of Common Stock, par value $.10 per share, of Sterling Software ("Sterling Software Common Stock").

   This Proxy Statement/Prospectus also constitutes the Prospectus of Sterling Software included in a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the issuance of shares of Sterling Software Common Stock in connection with the Merger. All information concerning Sterling Software contained in this Proxy Statement/Prospectus has been furnished by Sterling Software, and all information concerning Mystech contained in this Proxy Statement/Prospectus has been furnished by Mystech.

SEE "RISK FACTORS" BEGINNING ON PAGE 11 HEREOF FOR A DISCUSSION OF CERTAIN RISKS OF OWNERSHIP OF SHARES OF STERLING SOFTWARE COMMON STOCK AND OTHER MATTERS THAT SHOULD BE CONSIDERED BY HOLDERS OF MYSTECH COMMON STOCK IN DETERMINING HOW TO VOTE UPON THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.

                                ______________

       THE SHARES OF STERLING SOFTWARE COMMON STOCK OFFERED HEREBY HAVE
        NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
          COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ______________

         The date of this Proxy Statement/Prospectus is June __, 1998.

   No persons have been authorized to give any information or to make any representations other than those contained in this Proxy Statement/Prospectus in connection with the solicitation of proxies or the offering of securities made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by Sterling Software, Mystech or any other person. This proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of Sterling Software or Mystech since the date hereof or that the information herein is correct as of any time subsequent to the date hereof.


                             AVAILABLE INFORMATION

   Sterling Software is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a Website, located at http://www.sec.gov, that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Copies of such reports, proxy statements and other information also can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information relating to Sterling Software may also be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE") at 20 Broad Street, New York, New York 10005.

   As permitted under the Securities Act and the Exchange Act, this Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement. Such additional information can be inspected and copied or obtained from the Commission in the manner described above. Statements contained in this Proxy Statement/Prospectus as to the contents of any other document referred to herein are not necessarily complete, and each such statement is qualified in all respects by reference to the copy of such other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents which have been filed by Sterling Software with the Commission are hereby incorporated by reference in this Proxy Statement/Prospectus: (i) Annual Report on Form 10-K for the fiscal year ended September 30, 1997; (ii) Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 1997 and March 31, 1998; (iii) Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders held on March 11, 1998; and (iv) Registration Statement on Form 8-A/A, filed with the Commission on May 27, 1998 (collectively, together with all other documents and reports of Sterling Software incorporated herein by reference, the "Sterling Software Reports").

   All documents and reports filed by Sterling Software pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting are deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein is deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

   This Proxy Statement/Prospectus incorporates by reference documents that are not presented herein or delivered herewith. These documents, other than exhibits to such documents, are available, without charge, to any person to whom this Proxy Statement/Prospectus is delivered, on written or oral request, to:
Sterling Software, Inc., 300 Crescent Court, Suite 1200,

Dallas, Texas 75201, Attention: Investor Relations (214) 981-1000. In order to ensure timely delivery of the documents, any request should be made by June _____, 1998.


                   NOTE REGARDING FORWARD-LOOKING INFORMATION

   THIS PROXY STATEMENT/PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE BASED UPON THE BELIEFS AND ASSUMPTIONS OF, AND ON INFORMATION AVAILABLE TO, THE MANAGEMENT OF THE COMPANY MAKING SUCH STATEMENT. THE FOLLOWING STATEMENTS ARE OR MAY CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: (I) STATEMENTS REGARDING BENEFITS TO BE REALIZED AS A RESULT OF THE MERGER, FUTURE DEVELOPMENT OF THE BUSINESSES OF STERLING SOFTWARE OR OTHER EFFECTS OF THE MERGER; (II) STATEMENTS PRECEDED BY, FOLLOWED BY OR THAT INCLUDE THE WORDS "MAY," "WILL," "COULD," "SHOULD," "BELIEVE," "EXPECT," "FUTURE," "POTENTIAL," "ANTICIPATE," "INTEND," "PLAN," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE OR OTHER VARIATIONS THEREOF; AND (III) OTHER STATEMENTS REGARDING MATTERS THAT ARE NOT HISTORICAL FACTS. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES, INCLUDING (I) RISKS AND UNCERTAINTIES RELATING TO THE POSSIBLE INVALIDITY OF THE UNDERLYING BELIEFS AND ASSUMPTIONS, (II) POSSIBLE CHANGES OR DEVELOPMENTS IN SOCIAL, ECONOMIC, BUSINESS, INDUSTRY, MARKET, LEGAL AND REGULATORY CIRCUMSTANCES AND CONDITIONS, AND (III) ACTIONS TAKEN OR OMITTED TO BE TAKEN BY THIRD PARTIES, INCLUDING CUSTOMERS, SUPPLIERS, BUSINESS PARTNERS, COMPETITORS AND LEGISLATIVE, REGULATORY, JUDICIAL AND OTHER GOVERNMENTAL AUTHORITIES AND OFFICIALS. IN ADDITION TO ANY RISKS AND UNCERTAINTIES SPECIFICALLY IDENTIFIED IN THE TEXT SURROUNDING SUCH FORWARD-LOOKING STATEMENTS, THE STATEMENTS IN THE IMMEDIATELY PRECEDING SENTENCE AND THE STATEMENTS IN "RISK FACTORS" BEGINNING ON PAGE 11 OF THIS PROXY STATEMENT/PROSPECTUS OR IN THE REPORTS, PROXY STATEMENTS AND OTHER INFORMATION REFERRED TO IN "AVAILABLE INFORMATION" CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS THAT COULD CAUSE ACTUAL AMOUNTS, RESULTS, EVENTS AND CIRCUMSTANCES TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.

                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----
AVAILABLE INFORMATION.....................................................   ii

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................   ii

NOTE REGARDING FORWARD-LOOKING INFORMATION................................  iii

SUMMARY...................................................................    1
  The Parties.............................................................    1
  Recent Developments.....................................................    1
  The Special Meeting.....................................................    1
  Recommendation of the Mystech Board.....................................    2
  Opinion of the ESOP Trustees' Financial Advisor.........................    2
  The Merger..............................................................    2
  The Stockholder Agreement...............................................    5
  Historical Financial Information of Sterling Software...................    6
  Historical Financial Information of Mystech.............................    8
  Comparative Unaudited Per Share Financial Information...................    9
  Market Price Information................................................   10
  Risk Factors............................................................   10

RISK FACTORS..............................................................   11
  Market Risks; Factors Affecting Quarterly Financial Results;
  Fixed Exchange Ratio....................................................   11
  Competition.............................................................   11
  Technological Change; Dependence on New and Enhanced Products...........   11
  Growth Through Acquisitions.............................................   12
  Ability to Attract Qualified Personnel..................................   12
  Risks Associated with International Operations..........................   12
  Risks Associated with Government Contracts; Backlog.....................   12
  Certain Antitakeover Provisions.........................................   13

THE SPECIAL MEETING.......................................................   13
  General.................................................................   13
  Voting at the Special Meeting...........................................   13
  Proxies; Revocation.....................................................   14

THE MERGER................................................................   14
  Background of the Merger................................................   14
  Mystech's Reasons for the Merger........................................   16
  Opinion of the ESOP Trustees' Financial Advisor.........................   17
  Sterling Software's Reasons for the Merger..............................   20
  Certain Projected Financial Information of Mystech......................   20
  The Merger Agreement....................................................   21
  Stock Exchange Listing..................................................   27
  Accounting Treatment....................................................   27
  Certain Federal Income Tax Consequences.................................   28
  Regulatory Approvals....................................................   29
  Interests of Certain Persons in the Merger..............................   29
  Dissenters' Rights......................................................   30

                                                                            Page
                                                                            ----
THE STOCKHOLDER AGREEMENT.................................................   32
  Voting of Shares........................................................   32
  Other Matters...........................................................   32

BUSINESSES OF STERLING SOFTWARE AND MYSTECH...............................   33
  Sterling Software.......................................................   33
  Mystech.................................................................   33

OWNERSHIP OF CERTAIN SECURITIES OF MYSTECH................................   33

RESTRICTIONS ON RESALES OF
  STERLING SOFTWARE COMMON STOCK BY CERTAIN PERSONS.......................   34

COMPARISON OF RIGHTS OF HOLDERS OF MYSTECH COMMON STOCK
  AND STERLING SOFTWARE COMMON STOCK......................................   35
  Authorized Capital......................................................   35
  Restrictions on Transfers of Shares.....................................   35
  Amendment of Certificate of Incorporation...............................   35
  Amendment of Bylaws.....................................................   36
  Special Meetings........................................................   36
  Action Without a Meeting................................................   37
  Directors...............................................................   37
  Removal of Directors....................................................   38
  Indemnification of Officers and Directors...............................   38
  Limitation of Liability.................................................   40
  Dividends...............................................................   41
  Stockholder Proposal Procedures.........................................   41
  Business Combination Statutes...........................................   41
  Appraisal/Dissenters' Rights............................................   43
  Derivative Actions......................................................   43
  Rights Plan.............................................................   43

LEGAL MATTERS.............................................................   44

EXPERTS...................................................................   44

INDEX TO HISTORICAL FINANCIAL INFORMATION
  OF MYSTECH..............................................................  F-1


APPENDIX A -- Agreement and Plan of Merger................................  A-1
APPENDIX B -- Opinion of Willamette Management Associates.................  B-1
APPENDIX C -- Connecticut Business Corporation Act,
                Sections 33-855 to 33-872.................................  C-1

--------------------------------------------------------------------------------

                                    SUMMARY

  The following is a summary of certain information contained in this Proxy Statement/Prospectus. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Proxy Statement/Prospectus and the attached Appendices, all of which should be reviewed carefully. As required by the context, references in this Proxy Statement/Prospectus to "Sterling Software," "Mystech" or the "Surviving Company" should be construed as references to Sterling Software, Mystech or the Surviving Company, as the case may be, together with their respective predecessors and subsidiaries. References to "fiscal" years are references to fiscal years of Sterling Software or Mystech, as the case may be, which end on September 30 and June 30, respectively.

THE PARTIES

  Sterling Software. Sterling Software was founded in 1981 and became a publicly owned corporation in 1983. Sterling Software is a recognized worldwide supplier of software products and services within three major markets: systems management, applications management and federal systems. The mailing address of Sterling Software's principal executive offices is 300 Crescent Court, Suite 1200, Dallas, Texas 75201, and its telephone number is (214) 981-1000. See "Businesses of Sterling Software and Mystech--Sterling Software" and "Incorporation of Certain Documents by Reference."

  Mystech. Mystech was founded in 1971. Mystech is a recognized supplier of information technology services within the federal systems market, specializing in information operations and command and control systems. The mailing address of Mystech's principal executive offices is Skyline One, 5204 Leesburg Pike, Suite 1200, Falls Church, Virginia 22041, and its telephone number is (703) 671-8680. See "Businesses of Sterling Software and Mystech--Mystech."

RECENT DEVELOPMENTS

  On March 11, 1998, the Board of Directors of Sterling Software (the "Sterling Software Board") authorized a 2-for-1 stock split that was effected by means of a dividend of one share of Sterling Software Common Stock for each outstanding share of Sterling Software Common Stock (the "2-for-1 Stock Split"). The dividend effecting the 2-for-1 Stock Split was paid on April 3, 1998 to holders of record of outstanding shares of Sterling Software Common Stock at the close of business on March 20, 1998.

THE SPECIAL MEETING

  Time, Date and Place. The Special Meeting will be held at ____________, ____________, ____________, Virginia, at ______ a.m., Eastern Time, on
__________, July __, 1998.

  Purpose. The purpose of the Special Meeting is for shareholders of Mystech to consider and vote upon the approval of the Merger Agreement, a copy of which is attached hereto as Appendix A, and the termination of the Mystech Stock Ownership Agreement. See "The Special Meeting."

  Shares Entitled to Vote. At the Record Date, there were [139,925] shares of Mystech Common Stock outstanding, with each share being entitled to one vote at the Special Meeting, and such shares were held of record by [197] holders. See "The Special Meeting--Voting at the Special Meeting."

  Required Vote. The affirmative vote of the holders of two-thirds of the outstanding shares of Mystech Common Stock entitled to vote thereon is required for the approval of the Merger Agreement and the termination of the Mystech Stock Ownership Agreement. At the Record Date, (i) directors and executive officers of Mystech and their affiliates beneficially owned, in the aggregate, approximately 31.71% of the outstanding shares of Mystech Common Stock and (ii) David L. Young, Robert J. Cotter, Jr., Ann E. Wohlleber and Richard I. Broadbent (collectively, the "Principal Shareholders") owned, in the aggregate, approximately 30.3% of the outstanding shares of Mystech Common Stock.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Each of the Principal Shareholders has agreed to vote, or instruct the trustees (the "ESOP Trustees") of the Mystech Associates, Inc. Employee Stock Ownership Trust, which forms a part of and implements the Mystech Associates, Inc. Employee Stock Ownership Plan (the "Mystech ESOP") to vote, the shares of Mystech Common Stock beneficially owned by such Principal Shareholder for the approval of the Merger Agreement and the termination of the Mystech Stock Ownership Agreement. See "The Stockholder Agreement."

  Revocation of Proxies. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the proxy is voted at the Special Meeting. A proxy may be revoked by filing with the Secretary of Mystech prior to the voting of the proxy either a written instrument revoking the proxy or an executed proxy bearing a later date, or by voting in person at the Special Meeting. Attendance at the Special Meeting will not, in itself, constitute the revocation of a proxy. See "The Special Meeting--Proxies; Revocation."

RECOMMENDATION OF THE MYSTECH BOARD

  At a meeting held on May 27, 1998, the Mystech Board unanimously adopted the Merger Agreement and approved the termination of the Mystech Stock Ownership Agreement. The Mystech Board believes that the Merger is in the best interests of Mystech and its shareholders and unanimously recommends that Mystech shareholders vote FOR approval of the Merger Agreement and termination of the Mystech Stock Ownership Agreement.

OPINION OF THE ESOP TRUSTEES' FINANCIAL ADVISOR

  Willamette Management Associates ("Willamette") was retained by the ESOP Trustees to advise them as to the fairness of the consideration to be received by the Mystech ESOP, on account of the shares of Mystech Common Stock held by the Mystech ESOP, in the Merger. On May 27, 1998, Willamette delivered to the ESOP Trustees its written opinion that, as of such date and based upon and subject to the matters set forth therein, (i) the consideration to be received by the Mystech ESOP for its shares of Mystech Common Stock pursuant to the transactions contemplated by the Merger Agreement is at least equal to the fair market value of such shares and (ii) the terms and conditions of the transactions contemplated by the Merger Agreement are fair to the Mystech ESOP from a financial point of view. See "The Merger--Opinion of the ESOP Trustees' Financial Advisor."

THE MERGER

  General. On the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into Mystech, with Mystech continuing as the surviving corporation in the Merger (as such, the "Surviving Company"). At the Effective Time, each then-outstanding share of common stock of Merger Sub will be converted into one share of common stock of the Surviving Company, which will thereby become a wholly owned subsidiary of Sterling Software.

  Conversion of Mystech Shares. At the Effective Time, each then-outstanding share of Mystech Common Stock (other than shares of Mystech Common Stock owned by Mystech or any subsidiary of Mystech or by Sterling Software, Merger Sub or any other subsidiary of Sterling Software, which shares will be canceled) will be converted into the right to receive 5.49313 shares of Sterling Software Common Stock (the "Merger Consideration"). See "The Merger--The Merger Agreement--Consideration to be Paid in the Merger."

  The Merger Agreement does not contain any provisions for adjustment of the number of shares of Sterling Software Common Stock to be received upon such conversion based on fluctuations in the price of Sterling Software Common Stock. Accordingly, the value of the consideration to be received by holders of shares of Mystech Common Stock in the Merger will depend on the market price of Sterling Software Common Stock at and after the Effective Time. On May 27, 1998, the date the Merger Agreement was executed and delivered by the parties thereto, the closing price per share of Sterling Software Common Stock as reported on the NYSE Composite Transactions List was $26 5/16. There can be no assurance that the market price of the Sterling Software Common Stock at and after the Effective Time will not be lower than such price. See "--Market Price Information" and "Risk Factors--Market Risks; Factors

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Affecting Quarterly Financial Results; Fixed Exchange Ratio." Mystech shareholders are encouraged to obtain current market quotes.

  For a description of the principal differences between the rights of holders of Mystech Common Stock and holders of Sterling Software Common Stock, see "Comparison of Rights of Holders of Mystech Common Stock and Sterling Software Common Stock."

  Treatment of Mystech Stock Options. At the Effective Time, each then-outstanding option to purchase shares of Mystech Common Stock (a "Mystech Option") under the Mystech Associates, Inc. Stock Option Plan (the "Mystech Stock Option Plan") will be assumed by Sterling Software and will constitute an option to acquire the number of shares of Sterling Software Common Stock (rounded down to the nearest whole share) determined by multiplying (i) the number of shares of Mystech Common Stock subject to such Mystech Option immediately prior to the Effective Time by (ii) 5.49313 (the "Option Conversion Factor"), at an exercise price per share of Sterling Software Common Stock (increased to the nearest whole cent) equal to (i) the exercise price per share of Mystech Common Stock subject to such Mystech Option divided by (ii) the Option Conversion Factor. See "The Merger--The Merger Agreement--Treatment of Mystech Stock Options."

  Fractional Shares. No certificates representing fractional shares of Sterling Software Common Stock will be issued pursuant to the Merger. In lieu of any such fractional shares, each holder of shares of Mystech Common Stock who otherwise would be entitled to receive a fractional share of Sterling Software Common Stock pursuant to the Merger will be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the per share closing price of Sterling Software Common Stock on the NYSE on the date on which the Effective Time occurs (the "Closing Date") by (ii) the fractional interest to which such holder would otherwise be entitled.

  Effective Time of the Merger. As soon as practicable, but in no event later than the second business day following the date on which the last of the conditions set forth in the Merger Agreement (other than those that by their nature are to be satisfied at the Closing (as hereinafter defined)) is satisfied or waived, Merger Sub and Mystech will cause a certificate of merger (the "Certificate of Merger") to be filed with the Secretary of State of the State of Connecticut as provided in the Connecticut Business Corporation Act (the "Connecticut Act"). The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Connecticut.

  Conditions to the Merger. The obligation of each party to effect the Merger is conditioned upon, among other things: (i) the approval of the Merger Agreement by Mystech's shareholders; (ii) the absence of any order or injunction that prohibits the consummation of the Merger; (iii) the shares of Sterling Software Common Stock to be issued pursuant to the Merger having been authorized for listing on the NYSE, subject to official notice of issuance; (iv) the Registration Statement having been declared effective by the Commission and not being subject to any stop order or proceeding seeking the same; (v) the waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), having expired or been terminated; (vi) the receipt of certain tax opinions (see "--Certain Federal Income Tax Consequences"); and
(vii) Sterling Software having received a letter from its independent public accountants, Ernst & Young LLP ("Ernst & Young"), setting forth the concurrence of Ernst & Young with the conclusion of Sterling Software's management that the Merger will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and the applicable rules and regulations of the Commission if consummated in accordance with the Merger Agreement. In addition, the obligation of each of Sterling Software and Merger Sub to effect the Merger is conditioned upon the termination of the Mystech Stock Ownership Agreement. See "The Merger--The Merger Agreement--Conditions to the Merger."

  Termination. The Merger Agreement may be terminated under certain circumstances, including by mutual written consent of Sterling Software and Mystech and by either Sterling Software or Mystech (i) if the Effective Time has not occurred on or before August 31, 1998 (otherwise than as a result of material breach of the Merger Agreement by the party seeking to effect such termination), (ii) if an order, decree or ruling has been issued or other action taken by a court of competent jurisdiction which permanently restrains, enjoins or otherwise prohibits the Merger, (iii) if the Special Meeting has been held and the Merger Agreement has not been approved by the affirmative vote of holders of the requisite number of shares of Mystech Common Stock, or (iv) if the other party commits certain breaches of its
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

representations, warranties or covenants contained in the Merger Agreement. The Merger Agreement also may be terminated by Sterling Software if the Shareholders Meeting shall not have been held by July 31, 1998 as a result of a breach by Mystech of its obligations under the Merger Agreement or if the Mystech Board has (i) withdrawn or modified, in a manner adverse to Sterling Software, its approval of the Merger Agreement or the transactions contemplated thereby or its recommendation that the shareholders of Mystech approve the Merger Agreement,
(ii) approved, endorsed or recommended to its shareholders an alternative transaction, or (iii) resolved to do any of the foregoing. If the Merger Agreement is terminated (i) under the circumstances described in the immediately preceding sentence or (ii) because the Special Meeting has been held and the Merger Agreement has not been approved by an affirmative vote of the holders of the requisite number of shares of Mystech Common Stock, Mystech will be required to pay to Sterling Software a fee in an amount of up to $1,246,282 (with such amount being subject to being increased to $2,492,563 if Mystech enters into an agreement providing for an alternative transaction within 12 months after such termination). See "The Merger--The Merger Agreement--Termination; Effects of Termination."

  Governmental and Regulatory Matters. In connection with the transactions contemplated by the Merger Agreement, Sterling Software and Mystech have made filings with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") pursuant to the HSR Act. Consummation of the Merger is conditioned upon, among other things, the expiration or termination of the applicable waiting period under the HSR Act. See "The Merger--The Merger Agreement--Conditions to the Merger" and "-- Regulatory Approvals."

  Dissenters' Rights. Under the Connecticut Act, dissenters' rights will be available to holders of Mystech Common Stock in connection with the Merger. Any shareholder desiring to exercise dissenters' rights must follow precisely the procedures prescribed by the Connecticut Act, which procedures are summarized in "The Merger--Dissenters' Rights."

  Interests of Certain Persons in the Merger. Certain members of Mystech's management and the Mystech Board may be deemed to have certain interests in the Merger that are in addition to their interests as shareholders of Mystech generally. Such interests relate to, among other things, provisions in the Merger Agreement regarding the treatment of outstanding Mystech Options and the performance and provision of obligations and benefits under existing severance agreements and compensation and benefit plans. The Mystech Board was aware of these interests and considered them, among other matters, in adopting the Merger Agreement. See "The Merger--Interests of Certain Persons in the Merger," "The Merger--The Merger Agreement--Treatment of Mystech Stock Options" and "-- Employee Benefit Matters."

  Certain Federal Income Tax Consequences. The Merger has been structured to qualify as a non-taxable transaction under the Internal Revenue Code of 1986, as amended (the "Code"). It is a condition to the obligation of each of Sterling Software and Merger Sub to effect the Merger that Sterling Software shall have received an opinion from Jones, Day, Reavis & Pogue ("Jones Day"), counsel to Sterling Software, to the effect that (i) the Merger will be treated for federal income tax purposes as a tax-free reorganization and each of Mystech, Sterling Software and Merger Sub will be a party to that reorganization and (ii) no gain or loss will be recognized for federal income tax purposes by Mystech, Sterling Software or Merger Sub upon consummation of the Merger or by the shareholders of Mystech upon their exchange of shares of Mystech Common Stock for Sterling Software Common Stock in connection with the Merger (except with respect to the receipt of cash in lieu of fractional shares). It is a condition to the obligation of Mystech to effect the Merger that Mystech shall have received an opinion from Hunton & Williams ("Hunton & Williams"), counsel to Mystech, to the same effect. See "The Merger--Certain Federal Income Tax Consequences."

  Accounting Treatment. It is expected that the Merger will be accounted for under the pooling of interests method of accounting. It is a condition to the obligation of each of the parties to effect the Merger that Sterling Software shall have received a letter from Ernst & Young setting forth the concurrence of Ernst & Young with the conclusion of Sterling Software's management that the Merger will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and the applicable rules and regulations of the Commission if consummated in accordance with the Merger Agreement. See "The Merger--Accounting Treatment."

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                                       4

--------------------------------------------------------------------------------

THE STOCKHOLDER AGREEMENT

  As a condition to its willingness to enter into the Merger Agreement, Sterling Software required that, simultaneously with the execution thereof, the Principal Shareholders enter into an agreement (the "Stockholder Agreement") pursuant to which, among other things, each Principal Shareholder agreed to (i) vote, or instruct the ESOP Trustees to vote, all of the shares of Mystech Common Stock beneficially owned by such Principal Shareholder for the approval of the Merger Agreement and the termination of the Mystech Stock Ownership Agreement, and (ii) pay certain amounts to Sterling Software if an alternative transaction is consummated pursuant to an agreement entered into by Mystech within 12 months after the termination of the Merger Agreement (other than any termination thereof by mutual consent of the parties thereto or as a result of a material breach thereof by Sterling Software). See "The Stockholder Agreement." As of the Record Date, the Principal Shareholders beneficially owned, in the aggregate, approximately 30.3% of the outstanding shares of Mystech Common Stock.

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                                       5

--------------------------------------------------------------------------------

HISTORICAL FINANCIAL INFORMATION OF STERLING SOFTWARE

  The following summary historical financial information should be read in conjunction with the historical financial statements of Sterling Software, the related notes and the other information contained elsewhere in this Proxy Statement/Prospectus or incorporated by reference herein. See "Available Information" and "Incorporation of Certain Documents by Reference."

                                                                                                        SIX MONTHS
                                                        YEARS ENDED SEPTEMBER 30                       ENDED MARCH 31
                                       ----------------------------------------------------------  ----------------------
                                        1993 (1)     1994      1995 (2)      1996      1997 (3)       1997        1998
                                       ----------  ---------  ----------  ----------  -----------  ----------  ----------
OPERATING DATA:                                           (in thousands, except per share information)
Revenue..............................   $303,207    $325,903   $396,311   $  439,171  $  488,978   $  203,885  $  308,226
Cost of sales........................    149,454     143,889    160,735      182,239     199,806       87,884     120,973
Product development and
  enhancement........................     20,919      20,505     27,702       20,921      23,114        9,817      16,665
Selling, general and
  administrative.....................    115,403     112,380    147,552      175,237     197,341       84,292     117,148
Income from continuing operations
  before reorganization costs,
  purchased research and develop-
  ment, other income (expense),
  income taxes, extraordinary item
  and cumulative effect of a change
  in accounting  principle...........     17,431      49,129     60,322       60,774      68,717       21,892      53,440
Reorganization costs.................     87,622                 19,512                  106,037
Purchased research and develop-
  ment...............................                            62,000                  137,849
Income (loss) from continuing
  operations before income taxes,
  extraordinary item and
  cumulative effect of a change in
  accounting principle...............    (73,153)     46,346    (18,656)      84,886    (136,396)      42,996      69,686
Income (loss) from continuing
  operations before extraordinary
  item and cumulative effect of a
  change in accounting principle.....    (48,041)     30,586    (33,656)      60,598    (132,968)      28,064      45,992
Income from discontinued
  operations, net of taxes (4).......     15,194      27,753     42,930       51,187
Gain on the initial public offering
  of subsidiary, net of taxes (4)....                                        126,103
Income (loss) applicable to
 common stockholders.................    (38,106)     58,143      9,129      237,888    (132,968)      28,064      45,992

Average common shares
  outstanding (5)....................     35,014      39,624     47,298       64,632      76,988       76,895      77,297

Per common share data (5):
Income (loss) from continuing
  operations before extraordinary
  item and cumulative effect of a
  change in accounting principle:
    Basic............................   $  (1.40)   $    .77   $   (.71)  $      .94  $    (1.73)         .36         .59
    Diluted..........................      (1.40)        .64       (.71)         .88       (1.73)         .36         .57
Income (loss) before extra-
  ordinary item and cumulative
  effect of a change in
  accounting principle:
    Basic............................       (.97)       1.47        .19         3.68       (1.73)         .36         .59
    Diluted..........................       (.97)       1.16        .19         3.37       (1.73)         .36         .57
Net income (loss):
    Basic............................      (1.09)       1.47        .19         3.68       (1.73)         .36         .59
    Diluted..........................      (1.09)       1.16        .19         3.37       (1.73)         .36         .57

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                                       6

--------------------------------------------------------------------------------

                                                                                                        SIX MONTHS
                                                        YEARS ENDED SEPTEMBER 30                       ENDED MARCH 31
                                       ----------------------------------------------------------  ----------------------
                                        1993 (1)     1994      1995 (2)      1996      1997 (3)       1997        1998
                                       ----------  ---------  ----------  ----------  -----------  ----------  ----------
BALANCE SHEET DATA:                                       (in thousands, except per share information)
    Working capital.................    $ 57,106    $122,961   $218,713   $  732,918  $  558,746   $  758,903  $  619,955
    Total assets....................     364,087     444,661    657,711    1,097,613   1,065,658    1,091,629   1,079,764
    Long-term debt..................     117,532     115,932    116,668
    Other noncurrent liabilities....      18,331      18,867     21,845       36,397      49,249       45,326      57,745
    Stockholders' equity............      97,697     175,804    348,338      879,491     748,254      908,228     793,880

________________

(1) Results of operations for fiscal 1993 include $87,622,000 of reorganization costs primarily related to the reorganization of Sterling Software's operations in connection with the combination of Sterling Software and Systems Center, Inc.

(2) Results of operations for fiscal 1995 include $62,000,000 of purchased research and development costs charged to expense in accordance with the purchase method of accounting in connection with the merger of Sterling Software with KnowledgeWare, Inc., as well as $19,512,000 of reorganization costs primarily related to the reorganization of Sterling Software's operations in connection with such merger.

(3) On June 30, 1997, Sterling Software completed the acquisition of substantially all of the assets used by the Software Division of Texas Instruments Incorporated ("TI Software") for approximately $214,774,000 (including costs directly related to the acquisition). The acquisition was accounted for in accordance with the purchase method of accounting and, accordingly, the results of operations of TI Software are included in Sterling Software's results of operations from the date of acquisition. Results of operations for fiscal 1997 include $137,849,000 of purchased research and development costs, which is the portion of the purchase price attributable to in-process research and development and which was charged to expense in accordance with the purchase method of accounting. Results of operations for fiscal 1997 also include reorganization costs of $106,037,000 primarily related to the reorganization of Sterling Software's operations in connection with the acquisition of TI Software and the termination of Sterling Software's International Distributor Agreement with Sterling Commerce, Inc. These reorganization costs also include the write-down of certain excess cost over net assets acquired related to Sterling Software's federal systems business. The tax benefit related to the purchased research and development and reorganization costs was $39,737,000.

(4) On March 13, 1996, Sterling Commerce, Inc. ("Sterling Commerce"), a former wholly owned subsidiary of Sterling Software, completed the initial public offering (the "Offering") of 13,800,000 shares of its common stock, par value $0.01 per share ("Commerce Stock"). Pursuant to the Offering, Sterling Software sold to the public 12,000,000 of its 73,200,000 shares of Commerce Stock and Sterling Commerce sold 1,800,000 previously unissued shares of Commerce Stock. The Offering resulted in net proceeds to Sterling Software of approximately $265,458,000 after deducting underwriting discounts and commissions and Sterling Software's pro rata share of Offering expenses. On September 30, 1996, Sterling Software completed the spin-off of Sterling Commerce with the pro rata distribution (the "Distribution") of its remaining 81.6% ownership in Sterling Commerce to Sterling Software's stockholders by means of a tax-free dividend. The Distribution resulted in the reduction of Sterling Software's stockholders' equity in the amount of $113,549,000, representing the book value of net assets distributed. The results of operations of Sterling Commerce for 1993 to 1996 have been classified as discontinued operations.

(5) All share and per share data have been restated for dates and periods ended prior to April 3, 1998 to reflect the 2-for-1 Stock Split and for dates and periods ended prior to December 31, 1997 to conform with Statement of Financial Accounting Standards No. 128, "Earnings per Share."

--------------------------------------------------------------------------------

HISTORICAL FINANCIAL INFORMATION OF MYSTECH

  The following summary historical financial information should be read in conjunction with the historical financial statements of Mystech, the related notes and the other information contained elsewhere in this Proxy Statement/ Prospectus. See "Index to Historical Financial Information of Mystech."

                                                                                                    NINE MONTHS
                                                            YEARS ENDED JUNE 30                    ENDED MARCH 31
                                            ---------------------------------------------------  ------------------
                                              1993(1)    1994       1995      1996      1997       1997      1998
                                            ---------  ---------  --------  --------  ---------  --------  --------
OPERATING DATA:                                           (in thousands, except per share information)
Revenue.................................     $15,633    $17,121    $21,566   $27,001   $31,123    $23,179   $24,038
Cost of sales...........................      12,728     14,087     17,581    21,921    25,417     19,085    19,221
Product development and
  enhancement...........................                               173       410
Selling, general and
  administrative........................       2,229      2,169      2,531     3,968     4,770      3,471     3,987
Income from continuing operations
  before other income,
  income taxes, discontinued
  operations and loss from equity
  investment............................         676        865      1,281       702       936        623       830
Income from continuing
  operations before income taxes,
  discontinued operations and loss
  from equity investment................       1,655        797      1,147       584       827        524       677
Income from continuing operations
  before discontinued operations
  and loss from equity investment.......       1,459        536        699       384       967        314       553
Loss from discontinued
  operations, net of taxes..............         (66)       (13)
Loss from equity investment.............                                                (1,164)                (366)
Income (loss) applicable to
  common stockholders...................       1,393        523        699       384      (197)       314       187

Average common shares
  outstanding (2).......................         158        146        135       141       142        143       141

Per common share data (2):
Income from continuing
  operations before discontinued
  operations and loss from equity
  investment:
    Basic...............................
    Diluted.............................
Income before loss from
  equity investment:
    Basic...............................
    Diluted.............................
Net income (loss):
    Basic...............................
    Diluted.............................

BALANCE SHEET DATA:
    Working capital.....................     $ 2,581    $ 2,369    $ 2,702   $ 2,252   $ 1,367    $ 1,474   $ 1,823
    Total assets........................       5,493      5,277      5,340     6,625     7,351      7,781     7,252
    Long-term debt......................         736        819        314        62
    Other noncurrent liabilities........          31        481        481       253                  178
    Stockholders' equity................       2,391      1,600      2,647     3,397     3,118      3,666     3,153

________________

(1) In June 1993, Mystech became obligated to purchase the entire interest of its largest stockholder from his estate. Mystech was the beneficiary of life insurance policies in the amount of $1,100,000, of which $950,000 had been pledged to the bank for repayment of outstanding debt in the amount of $910,071. The bank authorized the use of the pledged life insurance proceeds for the purchase of shares from the estate. On January 14, 1994, Mystech purchased the estate's entire interest, 47,100 shares of common stock, for $1,563,720. The purchase price was paid by a down payment of $1,063,720 and a $500,000 promissory note payable to the estate.

(2) All share and per share data for and at the end of fiscal 1993 have been restated to reflect a 5-for-1 stock split effected by Mystech on February 28, 1994.

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                                       8

--------------------------------------------------------------------------------

COMPARATIVE UNAUDITED PER SHARE FINANCIAL INFORMATION

  The following tables sets forth (i) book value per share information for Sterling Software and Mystech on a historical basis and for Mystech on an equivalent per share basis and (ii) net income and loss information (basic and diluted) for Sterling Software and Mystech on a historical basis and for Mystech on an equivalent per share basis. The historical per share financial information for Sterling Software has been adjusted to reflect the 2-for-1 Stock Split and, where necessary, to conform with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Pro forma per share financial information giving effect to the consummation of the Merger has not been presented because the pro forma effects of the Merger on the historical financial position and results of operations of Sterling Software are not material. The equivalent historical per share financial information for Mystech represents the historical information for Sterling Software multiplied by 5.49313.

  The information set forth in the following tables is derived from the consolidated historical financial statements of Sterling Software and Mystech including the related notes thereto, contained elsewhere in this Proxy Statement/ Prospectus or incorporated by reference herein, and should be read in conjunction therewith. See "Available Information," "Incorporation of Certain Documents by Reference" and "Index to Historical Financial Information of Mystech."

                                                     SEPTEMBER 30,  MARCH 31,
                                                         1997         1998
                                                     -------------  ---------
Book Value Per Share
 Historical:
    Sterling Software............................        $ 9.70       $10.23
    Mystech......................................         20.95        22.53
 Mystech Equivalent..............................         53.31        56.18


                                                                               SIX MONTHS
                                                YEARS ENDED SEPTEMBER 30 (1)     ENDED
                                                -----------------------------   MARCH 31,
                                                1995 (2)    1996    1997 (3)      1998
                                                ---------  -------  ---------  ----------
Net Income (Loss) Per Share
  Historical:
    Sterling Software (Basic)................   $    .19    $ 3.68  $  (1.73)    $ .59
    Sterling Software (Diluted)..............        .19      3.37     (1.73)      .57
    Mystech (Basic)..........................
    Mystech (Diluted)........................
  Mystech Equivalent (Basic).................
  Mystech Equivalent (Diluted)...............

  (1) Sterling Software's fiscal year ends on September 30 and Mystech's fiscal year ends on June 30. Amounts shown are based upon Sterling Software's results of operations for its fiscal years ended on the dates indicated and upon Mystech's results of operations for the corresponding 12-month periods ended on the dates indicated.

  (2) See footnote (2) under "Historical Financial Information of Sterling Software" for a description of certain nonrecurring costs and expenses incurred during the year ended September 30, 1995.

  (3) See footnote (3) under "Historical Financial Information of Sterling Software" for a description of certain nonrecurring costs and expenses incurred during the year ended September 30, 1997.

  Neither Sterling Software nor Mystech has paid any cash dividends since October 1, 1994. Sterling Software does not expect to pay cash dividends in the foreseeable future.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

MARKET PRICE INFORMATION

  The Sterling Software Common Stock trades on the NYSE under the symbol "SSW." The following table sets forth the high and low sales prices per share of Sterling Software Common Stock as reported on the NYSE Composite Transactions List (and as adjusted for periods prior to April 6, 1998 to reflect the 2-for-1 Stock Split) for each fiscal quarter in fiscal years 1996 and 1997 and for the other periods indicated.

                                                           HIGH          LOW
                                                       ------------  -----------
Year Ended September 30, 1996:
  Quarter Ended:
    December 31, 1995..............................    $ 31 3/16     $  20
    March 31, 1996.................................      36 5/16        24 3/8
    June 30, 1996..................................      40 11/16       35 3/16
    September 30, 1996.............................      38 3/4         28 7/8
Year Ended September 30, 1997 (1):
  Quarter Ended:
    December 31, 1996..............................    $ 17 5/16     $  14 1/8
    March 31, 1997.................................      16 5/16        13 5/8
    June 30, 1997..................................      16 13/16       13 11/16
    September 30, 1997.............................      18 3/8         15 7/16
Year Ending September 30, 1998 (1):
  Quarter Ended:
    December 31, 1997..............................    $ 20 27/32    $  16 1/4
    March 31, 1998.................................      28 13/16       17 3/4
    June 30, 1998 (through May 27, 1998)...........      29 1/2         23 11/16

    (1) Sales prices for all periods subsequent to September 30, 1996 reflect the Distribution. See footnote (4) under "Historical Financial Information of Sterling Software."

  There is no established market for shares of Mystech Common Stock, and price quotations therefor are not available. Willamette was retained by the ESOP Trustees to advise them as to whether (i) the consideration to be received by the Mystech ESOP for its shares of Mystech Common Stock pursuant to the transactions contemplated by the Merger Agreement is at least equal to the fair market value of such shares and (ii) the terms and conditions of the transactions contemplated by the Merger Agreement are fair to the Mystech ESOP from a financial point of view. In connection with rendering such advice to the ESOP Trustees, Willamette performed certain analyses which produced a range of values for shares of Mystech Common Stock of $94.52 to $114.36 per outstanding share as of May 27, 1998. See "The Merger--Opinion of the ESOP Trustees' Financial Advisor." The analyses performed by Willamette are subject to inherent uncertainties, are not necessarily indicative of the current fair market value of shares of Mystech Common Stock and are disclosed herein solely for the information of Mystech shareholders.

  On May 27, 1998, the last full trading day prior to the public announcement by Sterling Software and Mystech of the execution of the Merger Agreement, the closing price per share of Sterling Software Common Stock as reported on the NYSE Composite Transactions List was $26 5/16. On June __, 1998, the last full trading day prior to the date of this Proxy Statement/Prospectus, the closing price per share of Sterling Software Common Stock as reported on the NYSE Composite Transactions List was $____. Mystech shareholders are encouraged to obtain current market quotations.

RISK FACTORS

  See "Risk Factors" for a discussion of certain risks of ownership of Sterling Software Common Stock and other matters that should be considered by holders of Mystech Common Stock in determining how to vote upon the matters described herein.

--------------------------------------------------------------------------------

                                 RISK FACTORS

  Prior to voting on the proposal described herein, Mystech shareholders should consider carefully the risk factors discussed below as well as all of the information contained elsewhere in this Proxy Statement/Prospectus, including the Appendices hereto. See also "Note Regarding Forward-Looking Information."

MARKET RISKS; FACTORS AFFECTING QUARTERLY FINANCIAL RESULTS; FIXED EXCHANGE
RATIO

  The market price of Sterling Software Common Stock is subject to fluctuation, and there can be no assurance that the price of the Sterling Software Common Stock will not decline below current levels. Sterling Software believes factors such as actual or anticipated fluctuations in quarterly financial results, changes in earnings estimates by securities analysts and announcements of material events by Sterling Software, its major customers or its competitors, as well as general industry or economic conditions, may cause the market price of Sterling Software Common Stock to fluctuate, perhaps substantially.

  Fluctuations in Sterling Software's quarterly financial results could result from a variety of factors, including changes in the levels of revenue derived from sales of software products and services, market acceptance of new and enhanced versions of the products and services of Sterling Software or its competitors, the size and timing of significant orders, changes in operating expenses, changes in Sterling Software's strategy, the effect of acquisitions and general industry and economic factors. Sterling Software has limited or no control over many of these factors.

  Pursuant to the terms of the Merger Agreement, each outstanding share of Mystech Common Stock (other than shares of Mystech Common Stock owned by Mystech or any subsidiary of Mystech or by Sterling Software, Merger Sub or any other subsidiary of Sterling Software, which shares will be canceled, and any Dissenting Shares) will be converted at the Effective Time into the right to receive 5.49313 shares of Sterling Software Common Stock. The Merger Agreement does not provide for any adjustment to the number of shares of Sterling Software Common Stock issuable in respect of each such share of Mystech Common Stock based upon fluctuations in the price of Sterling Software Common Stock. Accordingly, the value of the consideration to be received by holders of Mystech Common Stock upon the consummation of the Merger is not presently ascertainable and will depend upon the market price of Sterling Software Common Stock at and after the Effective Time. The Merger Agreement does not provide Mystech the right to terminate the Merger Agreement based upon fluctuations in the price of Sterling Software Common Stock.

COMPETITION

  The computer software and services industry is highly competitive. Sterling Software competes with both large companies with substantially greater resources and small specialized companies that compete in a particular geographic region or market niche. Sterling Software also competes with internal programming staffs of corporations and with hardware manufacturers.

  Sterling Software generally expects competition to increase in the future from both existing competitors and other companies that may enter Sterling Software's existing or future markets. In particular, Sterling Software expects competition within its federal business to increase because of continued federal budget constraints and cutbacks. In addition, continuing consolidation among providers of technical services to the federal government is increasing the size and market presence of many of Sterling Software's competitors in this market segment.

  Sterling Software believes that its ability to compete successfully in the software products and services markets depends on numerous factors, including product performance, functionality and reliability, price and customer service and support. There can be no assurance that new or established competitors will not offer products and services that are superior to and/or lower in price than those of Sterling Software.

TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW AND ENHANCED PRODUCTS

  The computer software and services industry is characterized by rapid technological change, frequent new product and service introductions and evolving industry standards. Sterling Software's future success will depend in significant part on its ability to anticipate industry standards, continue to apply advances in software product and service technologies, enhance existing software products and services and introduce and acquire new software products and services on a timely basis to keep pace with technological developments. There can be no assurance that Sterling Software will be successful in developing, acquiring or marketing new or enhanced products or services that respond to technological change or evolving industry standards, that Sterling Software will not experience difficulties that could delay or prevent the successful development, acquisition or marketing of such products or services or that its new or enhanced products and services will adequately meet the requirements of the marketplace or achieve market acceptance.

GROWTH THROUGH ACQUISITIONS

  Sterling Software's growth has been significantly enhanced through acquisitions of other businesses, products and licenses. If Sterling Software is unable to continue to make appropriate acquisitions on attractive terms, it may be more difficult for Sterling Software to achieve growth levels consistent with those historically achieved. There can be no assurance as to Sterling Software's ability to make attractive acquisitions, the timing thereof or the ultimate benefits therefrom to Sterling Software.

  The integration of operations following any significant acquisition requires the dedication of management resources, and may be complicated by the necessity of integrating personnel with disparate business backgrounds and corporate cultures. In addition, the retention of key employees of any business acquired by Sterling Software may be critical to ensure continued advancement, development and support of the acquired business' technology, as well as on-going sales and marketing efforts. Consequently, there can be no assurance that Sterling Software's ability to increase or maintain revenue will not be diminished by management distractions, loss of personnel or other factors resulting from any significant acquisition.

ABILITY TO ATTRACT QUALIFIED PERSONNEL

  Sterling Software's business is dependent upon its ability to attract and retain highly qualified managerial, technical and sales personnel. Competition for such personnel is intense. There can be no assurance that Sterling Software can retain its key managerial, technical and sales personnel or that it can attract, assimilate or retain such personnel in the future.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  Revenue from Sterling Software's international operations represented 38%, 38% and 37% of Sterling Software's fiscal 1995, 1996 and 1997 revenue, respectively. Sterling Software's ability to successfully maintain and expand its software products and services business internationally will depend upon, among other things, its ability to attract and retain both talented and qualified managerial, technical and sales personnel and software product and services customers outside the United States and its ability to continue to effectively manage its domestic operations while also focusing on international operations and expansion.

  International operations are subject to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, longer payment cycles, increased difficulties in collecting accounts receivable and potentially adverse tax consequences. To the extent international sales are denominated in foreign currencies, gains and losses on the conversion to U.S. dollars of accounts receivable and accounts payable arising from international operations may contribute to fluctuations in Sterling Software's results of operations. In the past, Sterling Software has entered into, and may in the future enter into, hedging transactions in an effort to reduce its exposure to currency exchange risks.

RISKS ASSOCIATED WITH GOVERNMENT CONTRACTS; BACKLOG

  Federal government contracts historically have been a significant part of Sterling Software's business, representing 25% of Sterling Software's revenue during fiscal 1997 and 26% of Sterling Software's revenue during both fiscal 1995 and 1996. A large portion of Sterling Software's federal government contracts is funded for one year or less and is subject to contract award, extension or expiration at different times during the year, and all of Sterling Software's federal government contracts are subject to termination by the government for convenience or failure to obtain funding. Based upon past practices, Sterling Software believes that the contract renewal options included in existing contracts will be exercised for the full period designated in such contracts, but no assurance can be given that such contracts will be renewed.

  Sterling Software's backlog relates principally to the uncompleted portion of multi-year professional services contracts with agencies of the federal government, including renewal options with government agencies, a portion of which are restricted by law to a term ending on the last day of the government agencies' then current fiscal year. Determination of Sterling Software's backlog involves estimation, particularly with respect to customer requirements contracts and multi-year contracts of a cost-reimbursement or incentive nature.

CERTAIN ANTITAKEOVER PROVISIONS

  Certain provisions of the Delaware General Corporation Law (the "Delaware Act"), Sterling Software's Certificate of Incorporation (the "Sterling Software Certificate") and Bylaws (the "Sterling Software Bylaws") and certain agreements to which Sterling Software is a party (including the Rights Agreement, dated December 18, 1996, between Sterling Software and BankBoston, N.A., as amended (the "Rights Agreement")) may have the effect of delaying, deterring or preventing a change in control of Sterling Software. In addition, the Sterling Software Certificate authorizes the issuance of up to 125,000,000 shares of Sterling Software Common Stock and 10,000,000 shares of Preferred Stock, par value $.10 per share ("Sterling Software Preferred Stock"), of Sterling Software. The Sterling Software Board has the power to determine the price and terms under which any such additional capital stock may be issued and to fix the terms of such Sterling Software Preferred Stock, and existing stockholders of Sterling Software will not have preemptive rights with respect thereto.


                              THE SPECIAL MEETING

GENERAL

  This Proxy Statement/Prospectus is being furnished by Mystech to its shareholders in connection with the solicitation by and on behalf of the Mystech Board of proxies for use at the Special Meeting. The Special Meeting will be held at ____________, ____________, ____________, Virginia, at 8:00 a.m.,
Eastern Time, on ___________, July ___, 1998. The purpose of the Special Meeting is for shareholders of Mystech to consider and vote upon the approval of the Merger Agreement and the termination of the Mystech Stock Ownership Agreement.

  THE MYSTECH BOARD BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF MYSTECH AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF MYSTECH VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT AND THE TERMINATION OF THE MYSTECH STOCK OWNERSHIP AGREEMENT.

VOTING AT THE SPECIAL MEETING

  The holders of record of shares of Mystech Common Stock at the close of business on June ___, 1998, the Record Date, are entitled to vote such shares at the Special Meeting. At the Record Date, there were [139,925] shares of Mystech Common Stock outstanding, with each such share being entitled to one vote at the Special Meeting, and such shares were held of record by [197] holders. Shares of Mystech Common Stock held in the treasury of Mystech, owned by Mystech or by any subsidiary of Mystech are not considered to be outstanding.

  The holders of shares representing at least 50% of the shares of Mystech Common Stock outstanding at the Record Date will constitute a quorum for the transaction of business at the Special Meeting. If the persons present or represented by proxy at the Special Meeting constitute the holders of shares representing less than 50% of the shares of Mystech Common Stock outstanding at the Record Date, the Special Meeting may be adjourned to a subsequent date for the purpose of obtaining a quorum.

  The approval of the Merger Agreement and the termination of the Mystech Stock Ownership Agreement require the affirmative vote of the holders of two-thirds of the shares of Mystech Common Stock entitled to vote thereon.

  Abstentions and broker non-votes will be included in determining the number of shares held by persons present or represented by proxy at the Special Meeting for purposes of determining whether a quorum exists. Because the approval of the Merger Agreement and the termination of the Mystech Stock Ownership Agreement require the affirmative vote of shares representing two-thirds of the shares of Mystech Common Stock entitled to vote thereon, abstentions and broker non-votes will have the same effect as votes against such proposals.

  At the Record Date, (i) directors and executive officers of Mystech and their affiliates beneficially owned, in the aggregate, approximately 31.71% of the outstanding shares of Mystech Common Stock and (ii) the Principal Shareholders beneficially owned, in the aggregate, approximately 30.3% of the outstanding shares of Mystech Common Stock. Each of the Principal Shareholders has agreed to vote, or instruct the ESOP Trustees to vote, the shares of Mystech Common Stock beneficially owned by such Principal Shareholder for the approval of the Merger Agreement and the termination of the Mystech Stock Ownership Agreement. See "The Stockholder Agreement."

PROXIES; REVOCATION

  All shares of Mystech Common Stock represented at the Special Meeting by properly executed proxies received prior to or at the Special Meeting, unless such proxies shall have been revoked, will be voted at the Special Meeting in accordance with the instructions on the proxies. If no instructions are indicated, such proxies will be voted for the approval of the Merger Agreement.

  A proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the proxy is voted at the Special Meeting. A proxy may be revoked by filing with the Secretary of Mystech prior to the voting of the proxy either a written instrument revoking the proxy or an executed proxy bearing a later date, or by voting in person at the Special Meeting. Attendance at the Special Meeting will not, in itself, constitute the revocation of a proxy.

  Sterling Software and Mystech will share the cost of the preparation and mailing of this Proxy Statement/ Prospectus (although, if the Merger is consummated, Sterling Software will ultimately bear the full cost thereof). Mystech may solicit proxies otherwise than by the use of the mails, in that certain officers and regular employees of Mystech, without additional compensation, may use their personal efforts, by telephone or otherwise, to obtain proxies. Mystech will also request persons and entities holding shares in their names, or in the name of their nominees, that are beneficially owned by others, to send proxy materials to and obtain proxies from such beneficial owners and will reimburse such holders for their reasonable expenses in so doing.


                                   THE MERGER

BACKGROUND OF THE MERGER

  On several occasions in early 1997, representatives of Sterling Software expressed to representatives of Mystech an interest in discussing a possible business combination transaction involving Sterling Software and Mystech.

  On April 23, 1997, Gene Konopik, President of Sterling Software's Federal Systems Group, an operating unit of Sterling Software which provides highly specialized information technology services to the federal government (the "Federal Systems Group"), and Phil Kiviat, Vice President for Business Development of the Federal Systems Group, met with David L. Young, President and Chief Executive Officer of Mystech, and John McGlone, Vice President and Chief Operating Officer of Mystech, to ascertain whether Mystech would consider being acquired by Sterling Software. At such meeting, the parties exchanged general corporate information and discussed Mystech's possible interest in being acquired.

  On May 5, 1997, Sterling Software and Mystech entered into an agreement providing for the confidential treatment of information exchanged by them in connection with discussions relating to a possible transaction. On June 16 and July 3, 1997, meetings were held between Mr. Young and Mr. Kiviat to exchange strategic planning and financial information.

  On July 16, 1997, representatives of Mystech and Sterling Software met to discuss further Mystech's strategic business objectives, including Mystech's involvement in the "telemedicine" business through a joint venture known as Telemedicine Applications Company, LLC (the "TMAC Joint Venture"). On July 29, 1997, a meeting was held between Mr. Young and Mr. McGlone of Mystech, and Mr. Konopik and Mr. Kiviat of Sterling Software, to confirm Sterling Software's position that any acquisition proposal would not include Mystech's interest in the TMAC Joint Venture. On August 19, 1997, Mr. Konopik and Mr. Young had a dinner meeting during which Mr. Konopik proposed that Sterling Software acquire Mystech in a taxable transaction in which Sterling Software would acquire the entire equity interest in Mystech for consideration consisting of $17.0 million in a combination of cash and Sterling Software Common Stock. On or about August 26, 1997, after conferring with the Mystech Board, Mr. Young notified Mr. Konopik by telephone that the price and terms proposed by Mr. Konopik were not sufficient to merit further discussions.

  Between February and April, 1998, discussions were held among representatives of Mystech and Sterling Software regarding Sterling Software's interest in acquiring Mystech on terms more favorable to Mystech and its shareholders than those proposed by Mr. Konopik on August 19, 1997. Such discussions principally focused on: (i) the valuation of Mystech; (ii) the potential willingness of Sterling Software to structure a tax-free transaction in which the consideration to be received by Mystech's shareholders would consist of shares of Sterling Software Common Stock; (iii) the valuation of Sterling Software Common Stock; and (iv) the ratio at which shares of Mystech Common Stock would be exchanged for shares of Sterling Software Common Stock. In addition, issues relating to the integration of the two companies and their respective management teams were discussed.

  On April 14, 1998, Mr. Young and Steven Bracci, Mystech's Vice President and Chief Financial Officer, met with Argy, Wiltse & Robinson, P.C., Mystech's independent accountants ("Argy Wiltse"), and with Hunton & Williams, Mystech's outside legal counsel, to notify them that Mystech might receive a formal acquisition proposal and to discuss key financial and legal issues that were likely to arise in connection therewith. Later that day, Mr. Konopik submitted to Mr. Young a termsheet setting forth proposed terms for an acquisition of Mystech by Sterling Software, together with proposed forms of a merger agreement and a stockholder agreement. The termsheet and documentation submitted by Mr. Konopik contemplated, among other things, (i) a tax-free merger transaction in which Sterling Software would acquire the entire equity interest in Mystech for consideration consisting of Sterling Software Common Stock valued at $23.1 million (with such valuation to be fixed on the basis of the closing price for shares of Sterling Software Common Stock on April 30, 1998), (ii) a termination fee to be payable by Mystech in certain circumstances in an amount equal to 10% of the merger consideration, and (iii) a stockholder agreement pursuant to which Mystech's largest individual shareholders would grant voting proxies and certain other rights to Sterling Software.

  On April 15 and 16, 1998, Mr. Young made informal inquiries of the members of the Mystech Board concerning the Sterling Software proposal and, as a result, concluded that a consensus existed among the directors that the Sterling Software proposal had merit and should be pursued by Mystech. On April 20, 1998, Mr. Young and Mr. Bracci conferred with representatives of Hunton & Williams with respect to the Sterling Software proposal and the proposed documentation relating thereto.

  On April 22, 1998, Mr. Young and Mr. McGlone met with Mr. Konopik, Mr. Kiviat, John Cook, Sterling Software's Senior Vice President of Business Development, and James Gilbert, the Chief Financial Officer of the Federal Systems Group, to discuss various aspects of the Sterling Software proposal. On April 27, 1998, Mr. Bracci and Paul Argy of Argy Wiltse met with Mr. Gilbert to discuss Sterling Software's due diligence review of Mystech. On April 28 and 29, 1998, Mr. Young visited Sterling Software's corporate offices in Dallas, Texas and met with various representatives of Sterling Software to continue to discuss various aspects of the Sterling Software proposal. In addition, Mr. Young attended Sterling Software's "Worldwide Customer Conference" in order to gain a more comprehensive understanding of Sterling Software's business.

  On May 4, 1998, Mr. Young advised Mr. Konopik that there existed a number of issues that would need to be resolved before agreement could be reached with respect to the proposed transaction. On May 6, 7 and 8, representives of Sterling Software conducted a due diligence review of Mystech at the offices of Hunton & Williams. On May 12 and 13, 1998, Mr. Young, accompanied by representatives of Hunton & Williams, met at Sterling Software's corporate offices in Dallas, Texas with various Sterling Software representatives including Mr. Konopik, Mr. Cook, Don J. McDermett, Jr., Sterling Software's Senior Vice President and General Counsel, and a representative of Jones Day, Sterling Software's outside legal counsel, to seek to resolve the principal outstanding issues and to negotiate the terms of the definitive documentation for the proposed transaction. At such meeting, and in the days thereafter prior to May 21, 1998, virtually all of such issues were resolved and all of the material terms of the definitive documentation for the proposed transaction were negotiated.

  On May 21, 1998, the Mystech Board met to consider the proposed merger agreement and stockholder agreement and the transactions contemplated thereby, including the consideration proposed to be paid to Mystech's shareholders. Mr. Young and other officers of Mystech, representatives of Hunton & Williams and representatives of Argy Wiltse made presentations to the Mystech Board and discussed with the Mystech Board their views and analyses of various aspects of the proposed transaction. The Mystech Board reviewed and discussed, among other issues, (i) the background of the proposed transaction, (ii) strategic alternatives potentially available to Mystech, (iii) financial and valuation analyses of the proposed transaction (and the opinion contemplated to be prepared by Willamette for the benefit of the ESOP Trustees), (iv) the terms of the proposed merger agreement and stockholder agreement, (v) regulatory and tax aspects of the proposed transaction, and (vi) other matters more fully described below under "--Mystech's Reasons for the Merger." The Mystech Board decided to consider additional information prior to making a final determination with respect to the proposed transaction at a meeting scheduled for May 27, 1998.

  On May 27, 1998, the Mystech Board of Directors met to consider and act upon the proposed Merger Agreement and the transactions contemplated thereby, including the proposed termination of the Mystech Stock Ownership Agreement. Mr. Young and other members of Mystech's management and representatives of Hunton & Williams made presentations to the Mystech Board and discussed with the Mystech Board their views and analyses of various aspects of the proposed transaction. The Mystech Board reviewed and discussed, among other things, (i) the background of the proposed transaction; (ii) strategic alternatives potentially available to Mystech; (iii) financial and valuation analyses of the proposed transaction (and the opinion prepared by Willamette for the benefit of the ESOP Trustees);
(iv) the terms of the proposed Merger Agreement and Stockholder Agreement (including the changes thereto that had been negotiated subsequent to the May 21, 1998 meeting of the Mystech Board); (v) regulatory and tax aspects of the proposed transaction; and (vi) other matters described below under "--Mystech's Reasons for the Merger." Following a discussion of the foregoing, and based upon its review of such factors as it deemed relevant to its decision, the Mystech Board unanimously adopted the Merger Agreement and approved the termination of the Mystech Stock Ownership Agreement, and authorized the execution, delivery and performance of the Merger Agreement.

MYSTECH'S REASONS FOR THE MERGER

  The Mystech Board has determined that the Merger is in the best interests of Mystech and its shareholders. ACCORDINGLY, THE MYSTECH BOARD HAS UNANIMOUSLY ADOPTED THE MERGER AGREEMENT AND APPROVED THE TERMINATION OF THE MYSTECH STOCK OWNERSHIP AGREEMENT, AND UNANIMOUSLY RECOMMENDS THAT THE MYSTECH'S SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT AND THE TERMINATION OF THE MYSTECH STOCK OWNERSHIP AGREEMENT.

  In reaching its determination to adopt the Merger Agreement, the Mystech Board considered a number of factors, including without limitation the factors listed below:

  Consideration to be Received by Mystech Shareholders. The Board considered the amount and form of the consideration to be received by Mystech's shareholders in the Merger (i.e., 5.49313 shares of Sterling Software Common Stock per share of Mystech Common Stock), together with related matters, including: (i) recent and historical market prices for shares of Sterling Software Common Stock; (ii) the opportunity for holders of Mystech Common Stock to hold Sterling Software Common Stock following the Merger and, consequently, to benefit from the growth potential of Sterling Software following the Merger; (iii) the historical trading volume of Sterling Software Common Stock and the liquidity associated with shares of Sterling Software Common Stock (in contrast to the lack of liquidity associated with shares of Mystech Common Stock); and (iv) the anticipated absence of federal income taxes on the exchange of shares of Mystech Common Stock for shares of Sterling Software Common Stock in the Merger.

  Mystech's Business, Conditions and Prospects. The Mystech Board considered information with respect to the financial condition, results of operations and business of Mystech, on both historical and prospective bases, together with current industry, economic and market conditions. In this regard, the Mystech Board considered, among other things, (i) the strengths of Mystech's government contracting business, including Mystech's technology, market position and management team, (ii) competitive conditions in the markets in which Mystech operates, including the capital resources required to compete effectively with large defense contractors and the inherent limitations on Mystech's existing capital resources, and (iii) strategic opportunities in the markets in which Mystech operates, and the limitations on Mystech's ability to take advantage of such opportunities due to its present size and capital resources.

  Sterling Software's Business, Condition and Prospects. The Mystech Board considered information with respect to the financial condition, results of operations and business of Sterling Software, on both historical and prospective bases, together with current industry, economic and market conditions. In this regard, the Mystech Board considered, among other things, (i) the size and financial strength of Sterling Software and its superior ability to pursue growth opportunities in the government contracting industry, (ii) the diversification of Sterling Software's businesses beyond the government contracting industry and Sterling Software's position in the markets in which it operates, and (iii) Sterling Software's history of sustained growth (through acquisitions and otherwise) and ongoing growth strategy.

  Opinion of Willamette. The Mystech Board considered the opinion delivered by Willamette to the ESOP Trustees to the effect that (i) the consideration to be received by the Mystech ESOP for its shares of Mystech Common Stock pursuant to the transactions contemplated by the Merger Agreement is at least equal to the fair market value of such shares and (ii) the terms and conditions of the transactions contemplated by the Merger Agreement are fair to the Mystech ESOP
from a financial point of view.   See "--Opinion of ESOP Trustees' Financial
Advisor."

  The Provisions of the Merger Agreement. The Mystech Board considered the provisions of the Merger Agreement, including the absence of any provision in the Merger Agreement which the Mystech Board considered to be unduly onerous or likely to materially impede the consummation of the Merger or materially impair the benefits to Mystech's shareholders sought to be obtained thereby.

  Effect of Certain Arrangements on Potential Acquirors. The Mystech Board considered the effects that certain provisions of the Merger Agreement and the Stockholder Agreement could have on the willingness of other potential acquirors to submit proposals for alternative transactions and on the terms of any such proposals. See "The Merger-- The Merger Agreement--No Solicitation," "-- Termination; Effects of Termination" and "The Stockholder Agreement--Voting of Shares."

  Interests of Certain Persons. The Mystech Board considered the interests of certain persons, including directors and officers of Mystech, in the Merger, as described in "The Merger--Interests of Certain Persons in the Merger."

In view of the numerous factors taken into consideration, the Mystech Board did not consider it practical to, and did not attempt to, quantify or otherwise assign relative weights to the factors considered by it in reaching its decision.

OPINION OF THE ESOP TRUSTEES' FINANCIAL ADVISOR

  The Mystech Board did not receive an opinion from a financial advisor as to the fairness of the Merger to the holders of Mystech Common Stock. However, at its May 27, 1998 meeting, the Mystech Board reviewed the opinion provided by Willamette to the ESOP Trustees in connection with the transactions contemplated by the Merger Agreement (the "Willamette Opinion"). The Mystech Board believes that, with respect to the value of the consideration to be received for shares of Mystech Common Stock pursuant to the transactions contemplated by the Merger Agreement and the fairness, from a financial point of view, of the terms and conditions of the transactions contemplated by the Merger Agreement, the holders of shares of Mystech Common Stock other than the Mystech ESOP are in no different position than the Mystech ESOP.

  The Willamette Opinion is to the effect that, as of the date thereof, based upon and subject to the assumptions made, matters considered and limits on the review undertaken by Willamette, (i) the consideration to be received by the Mystech ESOP for the shares of Mystech Common Stock held by it pursuant to the transactions contemplated by the Merger Agreement is at least equal to the fair market value of such shares and (ii) the terms and conditions of the transactions contemplated by the Merger Agreement are fair to the Mystech ESOP from a financial point of view. Willamette has consented to the inclusion of the Willamette Opinion as Appendix B to this Proxy Statement/Prospectus.

  THE FULL TEXT OF THE WILLAMETTE OPINION, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN BY WILLAMETTE, IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE WILLAMETTE OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE WILLAMETTE OPINION. MYSTECH SHAREHOLDERS ARE URGED TO READ THE WILLAMETTE OPINION IN ITS ENTIRETY.

  In arriving at its opinion, Willamette made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. In this regard, Willamette held discussions with Mystech's management and reviewed, among other things: (i) a draft of this Proxy Statement/Prospectus;
(ii) Mystech's audited financial statements for the fiscal years 1993 through 1997; (iii) Mystech's unaudited financial statements for the nine month periods ended March 31, 1997 and 1998; (iv) certain projected financial information prepared by Mystech's management; (v) certain publicly available information and financial data on publicly traded companies similar to Mystech; (vi) the Mystech Certificate and the Mystech Bylaws; (vii) certain reports filed by Sterling Software with the Commission; (viii) various investment banks' research reports on Sterling Software; and (ix) such additional studies, analyses and investigations as Willamette deemed appropriate.

  Willamette did not conduct a physical examination of all of Mystech's properties or facilities, and did not obtain, and was not provided with, any independent formal evaluation of such properties and facilities. Willamette reviewed the financial information and other internal data provided to it and other publicly available information, and while unable to verify the accuracy and completeness of such data and information, judged the reasonableness thereof and made certain adjustments thereto. The Willamette Opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinion. In addition, Willamette relied upon a representation made by management of Mystech that there had been no material adverse change in the business, financial position or results of operations of Mystech from March 31, 1998 to the date of the Willamette Opinion.

  In arriving at its opinion, Willamette was not authorized to solicit, and did not solicit, indications of interest from any other person with respect to the acquisition of Mystech or any of its assets, nor did Willamette review any potential transactions in lieu of the transactions contemplated by the Merger Agreement.

  Set forth below is a brief summary of the financial analyses performed by Willamette in connection with its opinion and discussed by the Mystech Board at its meeting on May 27, 1998.

  Historical Prices of Sterling Software Common Stock. In order to derive a value for shares of Sterling Software Common Stock, Willamette reviewed and analyzed recent and historical market prices for Sterling Software Common Stock. Based on the closing sale price of Sterling Software Common Stock as reported on the NYSE Composite Transactions List on May 26, 1998, the last trading day before the meeting at which the Mystech Board approved the Merger Agreement, the implied value of the Merger Consideration was $146.25 per share of Mystech Common Stock. See "Summary--Market Price Information" for information regarding historical market prices for Sterling Software Common Stock.

  Analysis of Selected Publicly Traded Companies. In order to derive a value for shares of Mystech Common Stock, Willamette compared certain financial information and commonly used valuation measurements for Mystech to corresponding information and measurements for a group of seven publicly traded information technology service companies (consisting of Analysis & Technology, Inc., BTG, Inc., CACI International, Comptek Research, Inc., Nichols Research Corporation, Questech, Inc. and VSE Corporation (collectively, the "Selected Companies")). Such financial information and valuation measurements included, among other things, (i) common equity market valuation, (ii) capitalization ratios, (iii) operating performance, (iv) ratios of common equity market value as adjusted for debt and cash ("Enterprise Value") to revenues, earnings before interest expense, income taxes and depreciation and amortization ("EBITDA"), earnings before interest expense and income taxes ("EBIT"), debt-free cash flow ("DFCF"), debt-free net income ("DFNI") and total book value of invested capital ("TBVIC"). To calculate the trading multiples for the Selected Companies to compare to the applicable multiple of Mystech, Willamette used publicly available information concerning historical performance, including published historical financial information. This analysis indicated (i) ranges of minority interest value as a multiple of latest 12 months ("LTM") revenues of 0.19x to 0.84x with a median of 0.51x, LTM EBITDA of 5.3x to 12.8x with a median of 9.1x, LTM EBIT of 10.5x to 21.3x with a median of 14.5x, LTM DFCF of 6.0x to 16.8x with a median of 12.7x, LTM DFNI of 17.3x to 36.7x with a median of 23.7x, and LTM TBVIC of 1.3x to 4.7x with a median of 2.8x and (ii) ranges of minority interest value as a multiple of five-year average revenues of 0.28x to 1.21x with a median of .63x, five-year average EBITDA of 6.8x to 16.3x with a median of 11.9x, five-year average EBIT of 12.4x to 25.1x with a median of 16.6x, five-year average DFCF of 8.7x to 22.1x with a median of 16.5x, and five-year average DFNI of 20.5x to 41.9x with a median of 27.1x.

  In comparison, Mystech had a minority interest value as a multiple of LTM revenues of .5x, LTM EBITDA of 9.0x, LTM EBIT of 12.5x, LTM DFCF of 12.5x, LTM DFNI of 20.5x, and LTM TBVIC of 3.7x. The multiples for

Mystech on a five-year average basis are .65x revenues, 12.0x EBITDA, 14.5x EBIT, 16.5x DFCF, and 24.0x DFNI. To calculate an Enterprise Value a 25% control premium was added to the minority interest value.


  Willamette also compared the same financial information and valuation measurements for Mystech to corresponding information and measurements for a group of four information technology service companies that were acquired in transactions (the "Selected Transactions") that were consummated within a reasonable time frame prior to the date of the Williamette Opinion. Those four companies are BDM International, Inc., Computer Data Systems, Inc., Geodynamics Corporation, and Logicon, Inc. This analysis indicated (i) ranges of Enterprise Value as a multiple of LTM revenues of .46x to 1.14x with a median of .85x, LTM EBITDA of 5.2x to 19.1x with a median of 11.7x, LTM DFCF of 5.5x to 23.1x with a median of 15.6x, LTM DFNI of 14.0x to 34.3x with a median of 25.0x, and LTM TBVIC of 0.99x to 4.68x with a median of 4.11x and (ii) ranges of Enterprise Value as a multiple of three-year average revenues of 0.50x to 1.44x with a median of 0.98x, three-year average EBITDA of 5.2x to 19.1x with a median of 11.5x, three-year average EBIT of 10.5x to 23.3x with a median of 15.5x, three-year average DFCF of 6.3x to 28.1x with a median of 17.3x, and three-year average DFNI of 17.7x to 38.4x with a median of 26.3x.

  In comparison, Mystech had an Enterprise Value as a multiple of LTM revenues of .85x, LTM EBITDA of 10.5x, LTM EBIT of 14.5x, LTM DFCF of 15.5x, LTM DFNI of 25x, and LTM TBVIC of 4.1x. The multiples for Mystech on a three-year average basis are 1.00x revenues, 11.5x EBITDA, 15.5x EBIT, 17.5x DFCF, and 26.0x DFNI.

  None of the Selected Companies or Selected Transactions were identical to Mystech or the Merger. Willamette believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments reflected in Willamette's opinion concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies.

  Discounted Cash Flow Analysis. In order to derive a value for shares of Mystech Common Stock, Willamette performed a discounted cash flow analysis for Mystech. Willamette calculated the discounted cash flow values for Mystech as the sum of the net present values of (i) the estimated future cash flow that Mystech will generate over a specified future period, plus (ii) the value of Mystech at the end of such period. The estimated future cash flows were based on financial projections for Mystech prepared by Mystech's management. The terminal value of Mystech was calculated based on projected net cash flow for the first fiscal year following such period and at a multiple of 11.1x. Willamette used a discount rate of 14.0%. Willamette used such discount rate based on its judgment of the estimated weighted average cost of capital of Mystech, and used such multiple based on the reciprocal of the capitalization rate for which the formula is the weighted average cost of capital of 14.0% less a long-term growth rate of 5.0%.

  The foregoing analyses produced a range of Enterprise Values for Mystech of $16.2 million to $19.6 million, or $94.52 to $114.36 per outstanding share of Mystech Common Stock.

  The foregoing summary is not a comprehensive description of all analyses performed and factors considered by Willamette in connection with preparing the Willamette Opinion. The preparation of such an opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Willamette believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Willamette did not assign specific weights to any particular analyses.

  The ESOP Trustees selected Willamette to render an opinion in connection with the transactions contemplated by the Merger Agreement based on Willamette's qualifications, expertise, reputation and experience. The ESOP Trustees retained Willamette pursuant to a letter agreement dated May 19, 1998 (the "Engagement Letter"). As compensation for Willamette's services in connection with the transactions contemplated by the Merger Agreement, the Mystech ESOP has agreed to pay Willamette a cash fee of $35,000 in the aggregate (no portion of which was made contingent upon the specific conclusions reached in the Willamette Opinion or upon the consummation of the Merger). The Mystech ESOP has agreed to reimburse Willamette for reasonable travel and other out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement or otherwise arising out of the retention of Willamette under the Engagement Letter. The Mystech ESOP has also agreed to indemnify Willamette and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the transactions contemplated by the Merger Agreement.

  Willamette is one of the nation's leading independent financial advisory and business valuation firms. Willamette's principal business is the valuation of businesses and business interests, including both privately-held and publicly traded companies, for all purposes, including employee stock ownership plans, mergers and acquisitions, divestitures, public offerings, gift and estate taxes, corporate and partnership recapitalizations, dissolutions and other objectives.

STERLING SOFTWARE'S REASONS FOR THE MERGER

  Sterling Software believes that the Merger is in the best interests of it and its stockholders. Sterling Software maintains a strategy of seeking to acquire businesses and products to fill strategic market niches. The Merger will permit Sterling Software to expand its Federal Systems Group to include the highly specialized information technology services offered by Mystech, and is expected to result in broadening the current customer base of the Federal Systems Group to include the customers of Mystech. Although Sterling Software presently competes on a limited basis with Mystech in certain broadly defined markets, the Merger would enable Sterling Software to offer highly specialized information technology services in certain market niches in which it does not currently compete, and enhance Sterling Software's ability to offer products and services to certain government entities that are not presently customers of Sterling Software.

CERTAIN PROJECTED FINANCIAL INFORMATION OF MYSTECH

  In the course of the discussions described in "The Merger--Background of the Merger," Mystech provided Sterling Software with certain business and financial information which was not publicly available. Such information included, among other things, certain projected results of operations for Mystech's 1998 and 1999 fiscal years (the "Mystech Projections") prepared by the management of Mystech. The Mystech Projections do not take into account any of the potential effects of the Merger. Set forth below is a summary of the Mystech Projections.

                                         YEAR ENDING     YEAR ENDING
                                        JUNE 30, 1998   JUNE 30, 1999
                                        --------------  --------------
                                                (in thousands)
Revenue.................................      $32,538         $40,000
Operating income........................        1,147           2,100
Interest expense........................         (203)            (90)
Income tax provision....................         (231)           (800)
Loss from equity method (1).............         (388)              -
Net income..............................          347           1,210

___________________

     (1) Represents Mystech's share of losses incurred by Telemedicine Applications Company, LLC ("TMAC") and related unreimbursed costs incurred by Mystech during the period. Mystech disposed of its former 50% interest in TMAC as of September 19, 1997.

  The projected results of operations for Mystech's 1998 fiscal year included in the Mystech Projections were based upon actual results of operations for the nine months ended March 31, 1998 and projected results of operations for the three months ending June 30, 1998. The principal assumptions underlying the projected results of operations for the three months ending June 30, 1998 (as compared to the nine months ended March 31, 1998) are as follows: (i) no existing customer contracts will be terminated and all customer contracts that are scheduled to expire or are otherwise subject to renewal will be renewed on substantially identical terms; (ii) revenue and cost of sales will continue as in the prior nine months and as expected under the contracts in place as of March 31, 1998; (iii) general and administrative expenses will generally be consistent with the level thereof during the prior nine months; (iv) interest expense will decrease due to reduced usage of Mystech's revolving credit facility and the repayment of all long-term debt in January 1998.

  The principal assumptions underlying the projected results of operations for Mystech's 1999 fiscal year included in the Mystech Projections (as compared to the projected results of operations for Mystech's 1998 fiscal year included therein) are as follows: (i) no existing customer contracts will be terminated and all customer contracts that are scheduled to expire or are otherwise subject to renewal will be renewed on substantially identical terms; (ii) revenue will increase by 23% as a result of additional contract awards and increased staffing on existing contracts; (iii) cost of sales will increase by 27% due to a change in Mystech's cost structure resulting from the identification of costs as attributable to the performance of certain contracts as allocable under the federal government's Cost Accounting Standards (CAS) and the Federal Acquisition Regulations (FAR) that were not previously identifiable as such under CAS and FAR; (iv) general and administrative expenses will decrease by 8% as a result of operational efficiencies created by the increased volume and the change in Mystech's cost structure resulting in costs formally accounted for as general and administrative expenses being accounted for as cost of sales under CAS and FAR; (v) interest expense will decrease by 66% as the result repayment of all long-term debt during 1998 and an assumed $1.1 million net repayment of short term borrowings.

  The Mystech Projections are included in this Proxy Statement/Prospectus only because such information was provided to Sterling Software in connection with its evaluation of the Merger. As a matter of course, neither Sterling Software nor Mystech makes public projections or forecasts of its anticipated financial position or results of operations. Accordingly, neither Sterling Software nor Mystech anticipates that it will, and each of them disclaims any obligation to, furnish updated projections to any person, cause such information to be included in documents required to be filed with the Commission, or otherwise make such information public (irrespective in any such case of whether the Mystech Projections, in light of events or developments occurring after the date hereof, cease to have a reasonable basis).

  While presented with numerical specificity, the Mystech Projections are based upon a variety of assumptions relating to general economic conditions and the business of Mystech which may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of Sterling Software and Mystech. There can be no assurance that the Mystech Projections will be realized and actual results may vary materially from those shown. The inclusion of the Mystech Projections herein should not be regarded as an indication that either Mystech or Sterling Software considers such projections to be an accurate prediction of future events.

  The Mystech Projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants.

  The Mystech Projections should be evaluated in conjunction with the historical financial statements and other information contained in reports and statements filed with the Commission from time to time by Sterling Software and the information set forth under the captions "Note Regarding Forward-Looking Information" and "Risk Factors."

THE MERGER AGREEMENT

  The following is a summary of the material terms of the Merger Agreement.
This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Appendix A to this Proxy Statement/Prospectus.

  The Merger. On the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time (i) Merger Sub will be merged with and into Mystech and (ii) the separate corporate existence of Merger Sub will cease and Mystech will continue as the Surviving Company. As soon as practicable, but in no event later than the second business day following the date on which the last of the conditions set forth in the Merger Agreement (other than those that by their nature are to be satisfied at the Closing) is satisfied or waived, Merger Sub and Mystech will cause the Certificate of Merger to be filed with the Secretary of State of the State of Connecticut as provided in the Connecticut Act. The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Connecticut. The Merger will have the effects set forth in the applicable provisions of the Connecticut Act.

  Consideration to be Paid in the Merger. The Merger Agreement provides that at the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof: (i) each share of Mystech Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Mystech Common Stock owned by Mystech or any subsidiary of Mystech or by Sterling Software, Merger Sub or any other subsidiary of Sterling Software) will be converted into the right to receive 5.49313 fully paid and nonassessable shares of Sterling Software Common Stock and (ii) each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Company. Each share of Mystech Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Mystech or any subsidiary of Mystech or by Sterling Software, Merger Sub or any other subsidiary of Sterling Software (other than shares of Mystech Common Stock held in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties) will automatically be canceled and retired and will cease to exist and no cash or other consideration will be delivered or deliverable in exchange therefor.

  One right (a "Right") issuable pursuant to the Rights Agreement will be issued together with and will attach to each share of Sterling Software Common Stock issued pursuant to the immediately preceding paragraph unless the Rights shall have expired or been redeemed prior to the Effective Time.

  Dissenting Shares. The Merger Agreement provides that shares of Mystech Common Stock outstanding immediately prior to the Effective Time held by a holder who has perfected the right to obtain payment of the fair value of such shares in accordance with Sections 33-855 to 33-872 of the Connecticut Act ("Dissenting Shares") will not be converted into the right to receive shares of Sterling Software Common Stock unless the holder thereof fails to perfect or otherwise loses such holder's right to obtain payment of the fair value of his shares. If, after the Effective Time, such a holder fails to perfect or loses any such right to obtain payment of the fair value of his shares, each such share of such holder will be treated as a share that had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with the Merger Agreement.

  Treatment of Mystech Stock Options. The Merger Agreement provides that, at the Effective Time, each Mystech Option, whether or not then vested or fully exercisable, will be assumed by Sterling Software and will constitute an option (a "Substitute Option") to acquire, on substantially the same terms and subject to substantially the same conditions as were applicable under such Mystech Option, including without limitation term, vesting, exercisability and termination provisions, the number of shares of Sterling Software Common Stock (rounded down to the nearest whole share) determined by multiplying (i) the number of shares of Mystech Common Stock subject to such Mystech Option immediately prior to the Effective Time by (ii) the Option Conversion Factor, at an exercise price per share of Sterling Software Common Stock (increased to the nearest whole cent) equal to (i) the exercise price per share of Mystech Common Stock subject to such Mystech Option divided by (ii) the Option Conversion Factor.

  Mystech has agreed to use all reasonable efforts to obtain all necessary waivers, consents or releases from holders of Mystech Options under the Mystech Stock Option Plan and take any such other action as may be reasonably necessary to give effect to the transactions described in the immediately preceding paragraph. Sterling Software has agreed to take all corporate action necessary to reserve for issuance a sufficient number of shares of Sterling Software Common Stock for delivery upon exercise of Substitute Options. Sterling Software has also agreed to register such shares with the Commission on an appropriate registration statement, to use all reasonable efforts to maintain the effectiveness of such registration statement as long as such Substitute Options remain outstanding and to use all reasonable efforts to cause such shares of Sterling Software Common Stock to be listed on the NYSE.

  Fractional Shares. No certificates representing fractional shares of Sterling Software Common Stock will be issued pursuant to the Merger. In lieu of any such fractional shares, each holder of shares of Mystech Common Stock who otherwise would be entitled to receive a fractional share of Sterling Software Common Stock pursuant to the Merger will be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the per share closing price of Sterling Software Common Stock on the NYSE on the Closing Date by (ii) the fractional interest to which such holder would otherwise be entitled.

  Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations by Mystech with respect to: (i) organization, good standing and corporate power; (ii) authority and noncontravention; (iii) consents and approvals; (iv) capital structure; (v) financial statements; (vi) absence of certain changes or events and undisclosed liabilities; (vii) real property and other assets; (viii) software; (ix) intellectual property; (x) material contracts; (xi) litigation; (xii) compliance with laws; (xiii) environmental laws; (xiv) taxes; (xv) benefit plans; (xvi) labor matters; (xvii) tax and accounting matters; (xviii) brokers' fees; (xix) the opinion of the ESOP Trustees' financial advisor; (xx) voting requirements; and (xxi) disclosure of material information.

  Sterling Software and Merger Sub have also made certain representations and warranties with respect to: (i) organization, good standing and corporate power;
(ii) authority and noncontravention; (iii) capital structure; (iv) documents filed with the Commission; (v) absence of certain changes or events; (vi) brokers' fees; (vii) tax and accounting matters; and (viii) disclosure of material information.

  No representations and warranties made by Mystech, Sterling Software or Merger Sub will survive beyond the Effective Time.

  No Solicitation. The Merger Agreement provides that, from and including the date of the Merger Agreement to the Effective Time, Mystech will not, and will not authorize or permit any of its subsidiaries, or any of its or their affiliates, officers, directors, employees, agents or representatives (including without limitation any investment banker, financial advisor, attorney or accountant retained by Mystech or any of its subsidiaries), to, directly or indirectly, initiate, solicit, or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries, any expression of interest or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal; except that nothing in the Merger Agreement will prohibit the Mystech Board, prior to the time at which the Merger Agreement is approved by Mystech's shareholders, from furnishing information to, or entering into, maintaining or continuing discussions or negotiations with, any person that makes an unsolicited bona fide written Acquisition Proposal after the date of the Merger Agreement, if, and to the extent that, the Mystech Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that (i) such Acquisition Proposal would be more favorable to the Mystech shareholders than the Merger, and (ii) the failure to take such action would result in a breach by the Mystech Board of its fiduciary duties to the Mystech shareholders under applicable law, and, prior to furnishing any non-public information to such person, Mystech receives from such person an executed confidentiality agreement with provisions no less favorable to Mystech than the confidentiality agreement entered into by Sterling Software and Mystech in connection with the Merger. The Merger Agreement further provides that Mystech will promptly (and, in any event within 24 hours) notify Sterling Software after receipt by Mystech of any Acquisition Proposal or any request for information relating to Mystech or its subsidiaries or for access to the properties, books or records of Mystech or any of its subsidiaries by any person who has informed Mystech that such person is considering making, or has made, an Acquisition Proposal (which notice will identify the person making, or considering to make, such Acquisition Proposal and will set forth the material terms of any Acquisition Proposal received), and Mystech will keep Sterling Software informed in reasonable detail of the terms, status and other pertinent details of any such Acquisition Proposal. For purposes of the Merger Agreement, "Acquisition Proposal" means an inquiry, offer, proposal or indication of interest regarding any of the following (other than the transactions contemplated by the Merger Agreement with Sterling Software or Merger Sub) involving Mystech: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction;
(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets of Mystech and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of Mystech or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

  The Merger Agreement further provides that during the period from and including the date thereof to and including the Effective Time, neither the Mystech Board nor any committee thereof will withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Sterling Software or Merger Sub, the approval of the Merger Agreement or the transactions contemplated thereby or the recommendation referred to in "--Mystech Shareholder Meeting" below, except that nothing contained in the Merger Agreement will prohibit the Mystech Board from withdrawing or modifying such recommendation following the receipt by Mystech after the date of the Merger Agreement, under circumstances not involving any breach of the provisions described in the immediately preceding paragraph, of an unsolicited Acquisition Proposal if, and to the extent that, the Mystech Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that (i) the transactions contemplated by such Acquisition Proposal would be more favorable to Mystech's shareholders than the transactions contemplated by the Merger Agreement and (ii) the failure to take such action would result in a breach by the Mystech Board of its fiduciary duties to Mystech's shareholders under applicable law. No such action taken by the Mystech Board will (i) have any effect on Mystech's obligations described under "--Mystech Shareholder Meeting" below to hold the Special Meeting, which obligations are absolute and unconditional, (ii) permit Mystech to terminate the Merger Agreement, (iii) permit Mystech to enter into any agreement providing for any transaction contemplated by an Acquisition Proposal for as long as the Merger Agreement remains in effect, or (iv) affect in any manner any other obligation of Mystech under the Merger Agreement.

  Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligation of each party to effect the Merger is subject to the satisfaction or written waiver on or prior to the Closing Date of the following conditions: (i) the Merger Agreement shall have been approved by the affirmative vote of the holders of the requisite number of shares of capital stock of Mystech in the manner required pursuant to Mystech's Certificate of Incorporation (the "Mystech Certificate"), Mystech's Bylaws (the "Mystech Bylaws"), the Connecticut Act and other applicable law; (ii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; (iii) the shares of Sterling Software Common Stock issuable to the Mystech shareholders pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;
(iv) the Registration Statement shall have been declared effective under the Securities Act and not be the subject of any stop order or proceedings seeking a stop order; (v) all necessary waiting periods under the HSR Act applicable to the Merger shall have expired or been earlier terminated; and (vi) Sterling Software shall have received a letter from Ernst & Young setting forth the concurrence of Ernst & Young with the conclusion of Sterling Software's management that the Merger will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable rules and regulations of the Commission if consummated in accordance with the Merger Agreement.

  The obligation of each of Sterling Software and Merger Sub to effect the Merger is further subject to satisfaction or written waiver on or prior to the Closing Date of the following conditions: (i) the representations and warranties of Mystech contained in the Merger Agreement, which representations and warranties are deemed for purposes of this condition not to include any qualification or limitation with respect to materiality (whether by reference to Material Adverse Effect (as defined below) or otherwise), shall be true and correct as of the Closing Date, except where the matters in respect of which such representations and warranties are not true and correct, in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect on Mystech (such exception being inapplicable to the representations and warranties of Mystech relating to its capital structure), with the same effect as though such representations and warranties were made as of the Closing Date, and Sterling Software and Merger Sub shall have received a certificate signed on behalf of Mystech by an authorized officer of Mystech to such effect; (ii) Mystech shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date, and Sterling Software and Merger Sub shall have received a certificate signed on behalf of Mystech by an authorized officer of Mystech to such effect;
(iii) there shall not be pending or threatened any suit, action or proceeding seeking to restrain or prohibit the Merger or seeking to obtain from Sterling Software or Mystech or any of their respective affiliates in connection with the Merger any material damages, or seeking any other relief that, following the Merger, would materially limit or restrict the ability of Sterling Software and its subsidiaries to own and conduct both the assets and businesses owned and conducted by Sterling Software and its subsidiaries prior to the Merger and the assets and businesses owned and conducted by Mystech and its subsidiaries prior to the Merger; (iv) all consents, authorizations, orders and approvals of (or filings or registrations with) any governmental entity or any other person required to be obtained or made prior to the Effective Time in connection with the execution, delivery and performance of the Merger Agreement shall have been obtained or made, except for the filing of the Certificate of Merger and except where the failure to have obtained or made such consents, authorizations, orders, approvals, filings or registrations could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Sterling Software or the Surviving Company; (v) Sterling Software shall have received from Jones Day, counsel to Sterling Software, on the Closing Date, an opinion, dated as of the Closing Date, to the effect that for federal income tax purposes (A) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and that each of Mystech, Sterling Software and Merger Sub will be a party to that reorganization within the meaning of Section 368(b) of the Code, (B) no gain or loss will be recognized by Mystech, Sterling Software or Merger Sub upon the consummation of the Merger, and (C) no gain or loss will be recognized by the shareholders of Mystech upon their exchange of shares of Mystech Common Stock for Sterling Software Common Stock under Section 354 of the Code (except with respect to the receipt of cash in lieu of fractional shares); and (vi) the Mystech Stock Ownership Agreement shall have been terminated and shall be of no further force or effect. For purposes of the Merger Agreement, a "Material Adverse Effect" with respect to any person means a material adverse effect on
(i) the ability of such person to perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby or (ii) the condition (financial or otherwise), assets, liabilities (actual or contingent), results of operations or business of such person and its subsidiaries taken as a whole.

  The obligation of Mystech to effect the Merger is further subject to satisfaction or waiver on or prior to the Closing Date of the following conditions: (i) the representations and warranties of each of Sterling Software and Merger Sub contained in the Merger Agreement, which representations and warranties are deemed for purposes of this condition not to include any qualification or limitation with respect to materiality (whether by reference to Material Adverse Effect or otherwise), shall be true and correct as of the Closing Date, except where the matters in respect of which such representations and warranties are not true and correct, in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect on Sterling Software, with the same effect as though such representations and warranties were made as of the Closing Date, and Mystech shall have received a certificate signed on behalf of Sterling Software and Merger Sub by an authorized officer of Sterling Software to such effect; (ii) each of Sterling Software and Merger Sub shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date, and Mystech shall have received a certificate signed on behalf of Sterling Software by an authorized officer of Sterling Software to such effect; and (iii) Mystech shall have received from Hunton & Williams, counsel to Mystech, on the Closing Date, an opinion, dated as of the Closing Date, to the effect that for federal income tax purposes (A) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and that each of Mystech, Sterling Software and Merger Sub will be a party to that reorganization within the meaning of Section 368(b) of the Code, (B) no gain or loss will be recognized by Mystech, Sterling Software or Merger Sub upon the consummation of the Merger, and (C) no gain or loss will be recognized by the shareholders of Mystech upon their exchange of shares of Mystech Common Stock for Sterling Software Common Stock under Section 354 of the Code (except with respect to the receipt of cash in lieu of fractional shares).

  Termination; Effects of Termination. The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the Mystech shareholders, in any one of the following circumstances: (i) by mutual written consent duly authorized by the Sterling Software Board and the Mystech Board;
(ii) by Sterling Software or Mystech, if the Effective Time shall not have occurred on or before August 31, 1998 (otherwise than as a result of a material breach of any provision of the Merger Agreement by the party seeking to effect such termination); (iii) by Sterling Software or Mystech, if any federal or state court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining, or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable; (iv) by Sterling Software or Mystech, if the Special Meeting shall have been held and the Merger Agreement shall not have been approved by the affirmative vote of the requisite number of shares of capital stock of Mystech; (v) by Sterling Software, if (A) the Mystech Board or any committee thereof shall have (1) withdrawn or modified, in a manner adverse to Sterling Software or Merger Sub, its approval or recommendation of the Merger Agreement or the other transactions contemplated by the Merger Agreement, (2) approved, endorsed or recommended to its shareholders an Acquisition Proposal, or (3) resolved to do any of the foregoing or (B) if the Special Meeting shall not have been held by July 31, 1998 as a result of a breach by Mystech of its obligations described in "-- Mystech Shareholders Meeting"; or (vi) by Sterling Software or Mystech, if (A) the other party shall have failed to comply in any material respect with any of the material covenants and agreements contained in the Merger Agreement to be complied with or performed by such party at or prior to such date of termination, and such failure continues for 20 business days after the actual receipt by such party of a written notice from the other party setting forth in detail the nature of such failure, or (B) the representations and warranties of the other party contained in the Merger Agreement, which representations and warranties are deemed not to include any qualification or limitation with respect to materiality (whether by reference to a Material Adverse Effect or otherwise), shall have been untrue in any respect on the date when made (or in the case of any representations and warranties that are made as of a different date, as of such different date) and the matters in respect of which such representations and warranties shall have been untrue, in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect on such other party.

  If the Merger Agreement is terminated based upon an event described in clause
(iv) of the immediately preceding paragraph, Mystech will be required to pay to Sterling Software a fee in an amount equal to: (i) $1,246,282, if the closing price per share of Sterling Software Common Stock on the trading day immediately prior to the date on which the Special Meeting is held (the "Sterling Software Stock Price") is equal to or greater than $22.4719; (ii) the product of (A) $1,246,282, (B) the quotient obtained by dividing the amount by which the Sterling Software Stock Price exceeds $13.2188 by $26.4375, and (C) 2.85714286, if the Sterling Software Stock Price is less than $22.4719 but greater than $13.2188; and (iii) zero, if the Sterling Software Stock Price is equal or less than $13.2188; whichever is applicable. In addition, if Mystech enters into any agreement providing for any transaction contemplated by an Acquisition Proposal within 12 months after such termination, Mystech will be required to pay to Sterling Software a supplemental fee in an amount equal to the amount by which $2,492,563 exceeds the amount theretofore paid by Mystech to Sterling Software as described in the immediately preceding sentence.

  If the Merger Agreement is terminated based upon an event described in clause
(v) of the second preceding paragraph, Mystech will be required to pay a fee in an amount equal to $1,246,282. In addition, if Mystech enters into any agreement providing for any transaction contemplated by an Acquisition Proposal within 12 months after such termination, Mystech will be required to pay to Sterling Software a supplemental fee in an amount equal to the amount by which $2,492,563 exceeds the amount theretofore paid by Mystech to Sterling Software as described in the immediately preceding sentence.

  The Merger Agreement provides that in the event of the termination thereof as described in the first paragraph under "The Merger--The Merger Agreement-- Termination; Effects of Termination," the Merger Agreement (except for the provisions described in the two immediately preceding paragraphs and certain other specified provisions thereof) will cease to have any force or effect without any liability on the part of any party thereto. However, the provision of the Merger Agreement described in the immediately preceding sentence would not relieve any party to the Merger Agreement from liability for any willful or intentional breach of the Merger Agreement.

  Mystech Shareholders Meeting. The Merger Agreement provides that Mystech will take all action necessary, in accordance with the Connecticut Act, the Exchange Act (to the extent applicable) and other applicable law and the Mystech Certificate and the Mystech Bylaws, to convene and hold a special meeting of Mystech shareholders as promptly as practicable after the date of the Merger Agreement for the purpose of considering and voting upon the Merger Agreement and to solicit proxies in connection therewith. The Merger Agreement also provides that, subject to the right of the Mystech Board to withdraw or modify its recommendation as described in the second paragraph under the caption "--No Solicitation" above, the Mystech Board will recommend that the holders of shares of Mystech Common Stock vote in favor of the approval of the Merger Agreement at the Special Meeting and cause such recommendation to be included in this Proxy Statement/Prospectus.

  Consents, Approvals and Filings. The Merger Agreement provides that each of the parties to the Merger Agreement will (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act and the Exchange Act, with respect to the Merger and the other transactions contemplated by the Merger Agreement and (ii) use all reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement, including without limitation using all reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental entities and parties to contracts with Mystech and its subsidiaries as are necessary for the consummation of the Merger and the other transactions contemplated by the Merger Agreement and to fulfill the conditions to the Merger, except that in no event will Sterling Software or any of its subsidiaries be required to agree or commit to divest, hold separate, offer for sale, abandon, limit its operation of or take similar action with respect to any assets (tangible or intangible) or any business interest of it or any of its subsidiaries (including without limitation the Surviving Company after consummation of the Merger) in connection with or as a condition to receiving the consent or approval of any governmental entity (including without limitation under the HSR Act). See "The Merger--Regulatory Approvals."

  Employee Benefit Matters. The Merger Agreement provides that, from and after the Effective Time, Sterling Software will, and will cause its subsidiaries (including the Surviving Company) to, honor and provide for payment of all accrued obligations and benefits under all employee benefit plans of Mystech and employment or severance agreements between Mystech and any persons who are or had been employees of Mystech or any of its subsidiaries at or prior to the Effective Time ("Covered Employees"), all in accordance with their respective terms.

  The Merger Agreement further provides that, from and after the Effective Time, Sterling Software will, and will cause its subsidiaries (including the Surviving Company) to, provide Covered Employees who remain in the employ of Sterling Software or any such subsidiary employee benefits that are reasonably comparable to the employee benefits provided to similarly situated employees of Sterling Software or any such subsidiary who are not Covered Employees. The Merger Agreement also provides that, to the extent Covered Employees are included in any benefit plan of Sterling Software or its subsidiaries, Covered Employees will receive credit under such plan (other than any such plan providing for sabbaticals) for service prior to the Effective Time with Mystech to the same extent such service was counted under similar Mystech employee benefit plans for purposes of eligibility, vesting, eligibility for retirement (but not for benefit accrual) and, with respect to vacation, disability and severance, benefit accrual. The Merger Agreement also provides that, to the extent that Covered Employees are included in any medical, dental or health plan other than the plan or plans they participated in at the Effective Time, any such plans will not include pre-existing condition exclusions, except to the extent such exclusions were applicable under the similar Mystech employee benefit plan at the Effective Time, and will provide credit for any deductibles and co-payments applied or made with respect to each Covered Employee in the calendar year of the change.

  The Merger Agreement provides that Sterling Software will take all actions necessary to effect the merger (the "Plan Merger") of the Mystech ESOP and the Mystech Associates, Inc. 401(k) Plan with and into the Sterling Software, Inc. Savings and Security Plan.

  Fees and Expenses. The Merger Agreement provides that each party will pay its own expenses incident to preparing for, entering into and carrying out the Merger Agreement and the consummation of the transactions contemplated thereby, except that each of Sterling Software and Mystech will bear and pay one-half of the costs and expenses incurred in connection with filing, printing and mailing of the Registration Statement and this Proxy Statement/Prospectus and the filing of the premerger notification and report forms under the HSR Act. If the Merger is ultimately consummated, Sterling Software (directly or through its ownership of the Surviving Company) will bear all costs of such transactions.

  Amendment. Subject to the applicable provisions of the Connecticut Act, at any time prior to the Effective Time the parties to the Merger Agreement may modify or amend the Merger Agreement by written agreement executed and delivered by duly authorized officers of the respective parties, except that after approval of the Merger Agreement at the Special Meeting, no amendment will be made which would reduce the amount or change the type of consideration into which each share of Mystech Common Stock will be converted upon consummation of the Merger.

STOCK EXCHANGE LISTING

  The Merger Agreement provides that Sterling Software will use all reasonable efforts to cause the shares of Sterling Software Common Stock to be issued in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance. It is a condition to the parties' obligations to consummate the Merger that such shares will have been approved for listing, subject to official notice of issuance. See "--The Merger Agreement--Conditions to the Merger." The shares of Sterling Software Common Stock are traded on the NYSE under the symbol "SSW."

ACCOUNTING TREATMENT

  It is expected that the Merger will be accounted for under the pooling of interests method of accounting. It is a condition to the obligations of each of Sterling Software and Mystech under the Merger Agreement that Sterling Software shall have received a letter from Ernst & Young setting forth the concurrence of Ernst & Young with the conclusion of Sterling Software's management that the Merger will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and the applicable rules and regulations of the Commission if consummated in accordance with the Merger Agreement.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following discussion is a general summary of the material federal income tax consequences of the Merger and is based on the Code, the final, proposed and temporary Treasury Regulations promulgated thereunder, administrative rulings and interpretations, and judicial decisions, in each case as in effect as of the date hereof. All of the foregoing are subject to change at any time, possibly with retroactive effect. The discussion set forth below does not address all aspects of federal income taxation that may be relevant to a shareholder in light of such shareholder's particular circumstances or to shareholders subject to special rules under the federal income tax laws, such as non-United States persons, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or shareholders who acquired their shares of Mystech Common Stock pursuant to the exercise of employee stock options, pursuant to the Mystech ESOP or otherwise as compensation, nor any consequences arising under the laws of any state, locality or foreign jurisdiction. This discussion assumes that holders of Mystech Common Stock hold their respective shares as capital assets within the meaning of Section 1221 of the Code.

  Neither Sterling Software or Mystech intends to secure a ruling from the Internal Revenue Service with respect to the tax consequences of the Merger. Jones Day has delivered to Sterling Software an opinion, dated ______, 1998, a copy of which is filed as Exhibit 8.1 to the Registration Statement, to the effect (based upon and subject to the assumptions and other matters referred to therein) that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, that each of Mystech, Sterling Software and Merger Sub will be a party to that reorganization within the meaning of Section 368(b) of the Code, that no gain or loss will be recognized by Mystech, Sterling Software or Merger Sub upon consummation of the Merger, and that no gain or loss will be recognized by the shareholders of Mystech upon their exchange of shares of Mystech Common Stock for Sterling Software Common Stock under Section 354 of the Code (except with respect to receipt of cash in lieu of fractional shares). Hunton & Williams has delivered to Mystech an opinion, dated ______, 1998, a copy of which is filed as Exhibit
8.2 to the Registration Statement, to the same effect (and based upon and subject to the assumptions and other matters referred to therein).

  Cash received in lieu of fractional share interests will be treated as received in exchange for a fractional share of Sterling Software Common Stock deemed to have been received in the Merger. In general, such exchange will result in the recognition of gain or loss measured by the difference between the amount of cash received and the tax basis in the shares of the Mystech Common Stock surrendered that is allocable to the fractional share of Sterling Software Common Stock deemed to have been exchanged for cash. Such gain or loss will be capital gain or loss and, in the case of an individual shareholder, any gain will generally be taxed at a maximum rate of 20% if such Mystech Common Stock is considered to have been held for more than 18 months at the Effective Time, or at a maximum rate of 28% if Mystech Common Stock is considered to have been held for more than one year but not more than 18 months at the Effective Time. Because the Mystech ESOP is exempt from federal income tax, any such gain recognized by the Mystech ESOP in connection with the Merger will not be subject to such tax.

  The aggregate tax basis of Sterling Software Common Stock received as a result of the Merger will be the same as the shareholder's aggregate tax basis in the Mystech Common Stock surrendered in the exchange, decreased by the basis allocable to fractional shares for which cash is received in the Merger. The holding period of the Sterling Software Common Stock held by former holders of Mystech Common Stock as a result of the exchange will include the period during which such shareholders held the Mystech Common Stock exchanged.

  HOLDERS OF MYSTECH COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTION, INCLUDING THE

APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

REGULATORY APPROVALS

  Sterling Software and Mystech must observe the notification and waiting period requirements of the HSR Act before the Merger may be consummated. The HSR Act provides for an initial 30-calendar day waiting period following the filing with the Antitrust Division and the FTC of certain Notification and Report Forms by Sterling Software and Mystech. The HSR Act further provides that if, within the initial 30-calendar day waiting period, the FTC or the Antitrust Division issues a request for additional information or documents, the waiting period will be extended until 11:59 p.m. on the twentieth day after the date of substantial compliance by the filing parties with such request. Only one such extension of the initial waiting period is permitted under the HSR Act; however, the filing parties may voluntarily extend the waiting period.

  Sterling Software and Mystech have made the requisite initial filings under the HSR Act in connection with the Merger. The initial waiting period with respect to such filings will expire at 11:59 p.m. on June ___, 1998.

  The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Merger. At any time before or after the Effective Time, the FTC or the Antitrust Division could, among other things, seek under the antitrust laws to enjoin the Merger or to cause Sterling Software to divest itself, in whole or in part, of Mystech or of other businesses conducted by Sterling Software. Under certain circumstances, private parties and state governmental authorities may also bring legal action under the antitrust laws challenging the Merger. See "--The Merger Agreement--Conditions to the Merger" and "--Consents, Approvals and Filings."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  General. Certain members of Mystech's management and the Mystech Board may be deemed to have certain interests in the Merger that are in addition to their interests as shareholders of Mystech generally. Such interests relate to, among other things, provisions in the Merger Agreement regarding the treatment of outstanding Mystech Options and the performance and provision of obligations and benefits under existing benefit plans. The Mystech Board was aware of these interests and considered them, among other matters, in adopting the Merger Agreement. See "The Merger--The Merger Agreement--Treatment of Mystech Stock Options" and "--Employee Benefit Matters."

  Mystech Stock Option Plan. Under the Mystech Stock Option Plan, Mystech has granted Mystech Options to selected officers and employees. As a result of the Merger, outstanding Mystech Options will be assumed by Sterling Software and will constitute options to acquire Sterling Software Common Stock. See "The Merger--The Merger Agreement--Treatment of Mystech Stock Options."

  The following table sets forth, with respect to each of the executive officers of Mystech (the "Mystech Executive Officers"), the number of shares of Mystech Common Stock subject to Mystech Options held by such officer as of May 27, 1998 and the estimated aggregate immediately realizable value of Substitute Options which will be received in respect thereof, upon the consummation of the Merger (before deduction for applicable withholding taxes), based on the price of Sterling Software Common Stock at the close of business on May 27, 1998 of $26 5/16 and determined by subtracting the aggregate exercise price of such Substitute Options from the total value of the shares of Sterling Software Common Stock subject to such Substitute Options.


                                                           ESTIMATED
                                           NUMBER OF       AGGREGATE
                                             SHARES          VALUE
                                         -------------   ------------
David L. Young..........................       3,300      $  309,637
Robert J. Cotter, Jr....................       2,800         263,276
Steven P. Bracci........................       2,700         272,726
John C. McGlone.........................       2,800         230,277

DISSENTERS' RIGHTS

  Under the Connecticut Act, holders of Mystech Common Stock are entitled to dissenters' rights under Sections 33-855 to 33-872 of the Connecticut Act in connection with the Merger. Any holder of Mystech Common Stock who objects to the Merger may elect to exercise his dissenters' rights under the procedures set forth in Sections 33-855 to 33-872 of the Connecticut Act and be paid the fair value of his shares, which will be the value of the shares immediately before the effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger. An appraisal proceeding may result in a determination of fair value less or greater than the value of the consideration payable in respect of such shares pursuant to the Merger.

  Any holder of Mystech Common Stock contemplating the exercise of dissenters' rights is urged to review carefully the provisions of Sections 33-855 to 33-872 of the Connecticut Act (which sections are attached as Appendix C hereto), particularly with respect to the procedural steps required to perfect the right to dissent. The right to dissent may be lost if the procedural requirements of Sections 33-855 to 33-872 of the Connecticut Act are not followed exactly. Set forth below, to be read in conjunction with the full text of Sections 33-855 to 33-872 of the Connecticut Act attached as Appendix C hereto, is a summary of the procedures relating to exercise of the right to dissent. The following discussion is not intended to be complete and is qualified in its entirety by reference to Sections 33-855 to 33-872 of the Connecticut Act.

  Under the Connecticut Act, a record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if: (i) he submits to the corporation the record shareholders' written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and
(ii) he does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

  If a proposed corporate action creating dissenters' rights is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under Sections 33-855 to 33-872 of the Connecticut Act and be accompanied by a copy of said sections. This Proxy Statement/Prospectus constitutes such a meeting notice.

  If a proposed corporate action creating dissenters' rights is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) must deliver to the corporation, before the vote upon such corporate action is taken, written notice of his intent to demand payment for his shares and (ii) must not vote his shares in favor of such corporate action. A shareholder who does not satisfy such requirements is not entitled to payment for his shares under Sections 33-855 to 33-872 of the Connecticut Act. A proxy or vote against the approval of the Merger Agreement, or an abstention or broker non-vote, will not constitute a written notice of intent to demand payment. A shareholder electing to deliver to Mystech written notice of intent to demand payment for his shares of Mystech Common Stock should deliver such written notice to Richard T. Dreghorn, Secretary, Mystech Associates, Inc., Skyline One, 5205 Leesburg Pike, Suite 1200, Falls Church, Virginia 22041, before the vote upon the proposal to approve the Merger Agreement at the Special Meeting.

  If a proposed corporate action creating dissenters' rights is authorized at a shareholders' meeting, the corporation must deliver a written dissenters' notice to all shareholders who satisfied the requirements set forth in the immediately preceding paragraph. The dissenters' notice must be sent no later than 10 days after the corporate action was taken and must: (i) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited; (ii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date; (iii) set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the written dissenters' notice is delivered; and (iv) be accompanied by a copy of Sections 33-855 to 33-872 of the Connecticut Act.

  A shareholder to whom a dissenters' notice described in the immediately preceding paragraph is sent must demand payment, certify whether he acquired beneficial ownership of the shares before the date specified in the dissenters' notice and deposit his certificates in accordance with the terms of the notice. A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, will not be entitled to payment for his shares under Sections 33-855 to 33-872.

  Except as provided below, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation must pay each dissenter who complied with the provisions set forth above the amount the corporation estimates to be the fair value of his shares plus accrued interest. The payment must be accompanied by: (i) the corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any; (ii) a statement of the corporation's estimate of the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenter's right to demand payment; and (iv) a copy of Sections 33-855 to 33-872.

  If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation must return the deposited certificates. If, after returning deposited certificates, the corporation takes the proposed action, it must send a new dissenters' notice and repeat the payment demand procedure.

  A corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action. To the extent the corporation elects to withhold payment after taking the proposed corporate action, it must estimate the fair value of the shares, plus accrued interest, and must pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation must send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenter's right to demand payment.

  A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate, less any payment previously made by the corporation, or reject the corporation's offer and demand payment of the fair value of his shares and interest due, if: (i) the dissenter believes that the amount previously paid by the corporation or offered by the corporation is less than the fair value of his shares or that the interest due is incorrectly calculated; (ii) the corporation fails to make payment within 60 days after the date set for demanding payment; or (iii) the corporation, having failed to take the proposed action, does not return the deposited certificates within 60 days after the date set for demanding payment. A dissenter will waive his right to demand payment pursuant to the immediately preceding sentence unless he notifies the corporation of his demand in writing within 30 days after the corporation made or offered payment for his shares.

  If a demand for payment remains unsettled, the corporation must commence a proceeding within 60 days after receiving the payment demand and petition a court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it must
pay each dissenter whose demand remains unsettled the amount demanded.   The
corporation must commence the proceeding in the superior court for the judicial district where the corporation's principal office in Connecticut is located or, if no such office exists in Connecticut, where its registered office is located. The corporation must make all dissenters, whether or not residents of Connecticut, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law. The jurisdiction of the court in which the proceeding is commenced will be plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers will have the powers described in the order appointing them, or in any amendment to it. The dissenters will be entitled to the same discovery rights as parties in other civil proceedings. Each dissenter made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment.

  The court in an appraisal proceeding commenced under the immediately preceding paragraph must determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court must assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable: (i) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements described above; or (ii) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.


                           THE STOCKHOLDER AGREEMENT

  The following is a summary of the material terms of the Stockholder Agreement. This summary is not a complete description of the terms and conditions of the Stockholder Agreement and is qualified in its entirety by reference to the full text of the Stockholder Agreement, a copy of which is filed as Exhibit 2.2 to the Registration Statement.

  As a condition to its willingness to enter into the Merger Agreement, Sterling Software required that, simultaneously with the execution thereof, the Principal Shareholders enter into the Stockholder Agreement.

VOTING OF SHARES

  The Stockholder Agreement provides that, during the period (the "Restricted Period") from and including the date of the Stockholder Agreement through and including the earlier of (i) the Effective Time and (ii) the date that is one year after the date on which the Merger Agreement is terminated (or, if later, the latest date on which the consummation of a Subject Transaction (as defined below) remains a possibility), at any meeting of the shareholders of Mystech called to consider and vote upon the approval of the Merger Agreement, or the termination of the Mystech Stock Ownership Agreement, and in connection with any action to be taken in respect of the approval of the Merger Agreement or the termination of the Mystech Stock Ownership Agreement by written consent, each Principal Shareholder will vote, or instruct the trustees of the Mystech ESOP to vote, all of such Principal Shareholder's Subject Shares in favor of the approval of the Merger Agreement and the termination of the Mystech Stock Ownership Agreement, and in favor of any other matter necessary for the
consummation of the transactions contemplated by the Merger Agreement.   The
Stockholder Agreement also provides that, during the Restricted Period, at any meeting of the shareholders of Mystech called to consider and vote upon any Adverse Proposal (as defined below) and in connection with any action to be taken in respect of any Adverse Proposal by written consent, each Principal Shareholder will vote, or instruct the ESOP Trustees to vote, all of such Principal Shareholder's Subject Shares against such Adverse Proposal. For purposes of the Stockholder Agreement, the term "Adverse Proposal" means any (i) Acquisition Proposal or (ii) other action which is intended or could reasonably be expected to impede, interfere with, delay or materially and adversely affect the contemplated economic benefits to Sterling Software of the Merger or any of the other transactions contemplated by the Merger Agreement or the Stockholder Agreement.

  Under the Stockholder Agreement, each Principal Shareholder has appointed Sterling Software such Principal Shareholder's proxy and attorney-in-fact pursuant to the provisions of the Connecticut Act.

OTHER MATTERS

  The Stockholder Agreement provides that if any transaction contemplated by an Acquisition Proposal is consummated (i) within one year after the date on which the Merger Agreement is terminated or (ii) pursuant to any agreement that is entered into by Mystech prior to the expiration of the one-year period referred to in clause (i) of this sentence (any such transaction being a "Subject Transaction"), then, in such event, each Principal Shareholder will pay to Sterling Software an amount equal to the amount (the "Profit Amount"), if any, by which (x) the fair value of all cash, securities and other property received, receivable or retained by such Principal Shareholder in respect of his or her Subject Shares from and after the date of the Stockholder Agreement and prior to, or as a result of, the consummation of such Subject Transaction exceeds (y) the product of (A) $145.22 (the "Strike Price") and (B) the number of Subject Shares beneficially owned by such Principal Shareholder as of the time and date used to determine the persons entitled to receive or retain cash, securities or other property as a result of the consummation of such Subject Transaction. The Merger Agreement also provides that in the event of any change in the capital stock of Mystech, the type and number of shares, securities or other property subject to the provisions, and the Strike Price will be adjusted appropriately so that Sterling Software receives the same Profit Amount that it would have received in respect of each Principal Shareholder's Subject Shares if the event causing Sterling Software to be entitled to a Profit Amount had occurred immediately prior to such change in the capital stock of Mystech.

  The Stockholder Agreement provides that it will terminate upon the termination of the Merger Agreement by mutual consent of the parties thereto or as a result of a material breach thereof by Sterling Software, and that the provisions of the Stockholder Agreement relating to the voting of Subject Shares will terminate upon the termination of the Merger Agreement pursuant to the provisions thereof described in clauses (ii) and (iii) of the first sentence of the first paragraph under "The Merger--The Merger Agreement--Termination; Effects of Termination." See "The Merger--The Merger Agreement--Termination; Effects of Termination."


                  BUSINESSES OF STERLING SOFTWARE AND MYSTECH

STERLING SOFTWARE

  Sterling Software was founded in 1981 and became a publicly owned corporation in 1983. Sterling Software is a recognized worldwide supplier of software products and services within three major markets: systems management, applications management and federal systems. See "Available Information" and "Incorporation of Certain Documents by Reference."

MYSTECH

  Mystech was founded in 1971. Mystech provides specialized information technology services to the federal government and its prime contractors under numerous multi-year contracts. The services provided by Mystech to its customers include software engineering, systems development and support, technical training and other support services. Mystech specializes in simulation, modeling and training automation applications and database and systems design for command and control and other military applications.


                  OWNERSHIP OF CERTAIN SECURITIES OF MYSTECH

  The following table sets forth information, as of May 27, 1998, regarding the beneficial ownership of Mystech Common Stock (which includes shares held of record, shares held through the Mystech ESOP and shares which may be acquired within 60 days pursuant to the exercise of options) by each director of Mystech, each of the Mystech Executive Officers, the directors and Mystech Executive Officers as a group and each person known by Mystech to own 5% or more of the outstanding shares of Mystech Common Stock. The persons named in the table have sole voting and investment power with respect to all shares of Mystech Common Stock owned by them, except as otherwise noted.

                                                                                     SHARES OF COMMON STOCK
                                                                                       OWNED BENEFICIALLY
                                                                                     ------------------------
                                                                                                   PERCENT OF
NAME                                                                                   NUMBER        CLASS
----                                                                                   ------        -----
David L. Young (1)................................................................   21,776.486       15.20
Robert J. Cotter, Jr. (2).........................................................   12,304.738        8.62
Mary Tamucci (3)..................................................................    3,923.950        2.79
John C. McGlone (4)...............................................................    3,792.003        2.66
Steven P. Bracci (5)..............................................................    3,498.457        2.45
Stephen Dan James (6).............................................................    3,181.329        2.26
Robert M. Mann....................................................................            -           -
Sidney Thomas Weinstein...........................................................            -           -
All current directors and Mystech Executive Officers as a group (8 persons) (7)...   48,476.963       31.71
Joseph Tamucci(8).................................................................   10,726.804        7.57
Ann E. Wohlleber..................................................................    7,500.000        5.36
Richard I. Broadbent (9)..........................................................    7,119.122        5.08
Richard T. Dreghorn (10)..........................................................    7,094.690        5.01

_______________________

(1) Includes 15,952 shares owned of record, 2,524.486 shares owned beneficially through the Mystech ESOP and 3,300 shares which may be acquired upon exercise of Mystech Options.

(2) Includes 7,323 shares owned of record, 2,181.738 shares owned beneficially through the Mystech ESOP and 2,800 shares which may be acquired upon exercise of Mystech Options.

(3) Includes 2,754 shares owned of record, 619.950 shares owned beneficially through the Mystech ESOP and 550 shares which may be acquired upon exercise of Mystech Options. Does not include 7,190 shares owned of record, 1,786.804 shares owned beneficially through the Mystech ESOP and 1,750 shares which may be acquired upon exercise of Mystech Options by Joseph Tamucci, the husband of Mary Tamucci. Mary Tamucci disclaims beneficial ownership of the shares described in the immediately preceding sentence.

(4) Includes 6 shares owned of record, 986.003 shares owned beneficially through the Mystech ESOP and 2,800 shares which may be acquired upon exercise of Mystech Options.

(5) Includes 378 shares owned of record, 420.457 shares owned beneficially through the Mystech ESOP and 2,700 shares which may be acquired upon exercise of Mystech Options.

(6) Includes 1,367 shares owned of record, 1,014.329 shares owned beneficially through the Mystech ESOP and 800 shares which may be acquired upon exercise of Mystech Options.

(7) Includes 27,780 shares owned of record, 7,746.963 shares owned beneficially through the Mystech ESOP and 12,950 shares which may be acquired upon exercise of Mystech Options.

(8) Includes 7,190 shares owned of record, 1,786.804 shares owned beneficially through the Mystech ESOP and 1,750 shares which may be acquired upon exercise of Mystech Options. Does not include 2,754 shares owned of record,
     619.950 shares owned beneficially through the Mystech ESOP and 550 shares which may be acquired upon the exercise of Mystech Options by Mary Tamucci, the wife of Joseph Tamucci. Joseph Tamucci disclaims beneficial ownership of the shares described in the immediately preceding sentence.

(9) Includes 5,250 shares owned of record, 1,669.122 shares owned beneficially through the Mystech ESOP and 200 shares which may be acquired upon the exercise of Mystech Options.

(10) Includes 3,681 shares owned of record, 1,663.690 shares owned beneficially through the Mystech ESOP and 1,750 shares which may be acquired upon exercise of Mystech Options.


                          RESTRICTIONS ON RESALES OF
               STERLING SOFTWARE COMMON STOCK BY CERTAIN PERSONS

  The shares of Sterling Software Common Stock to be issued to the holders of Mystech Common Stock in the Merger are being registered under the Securities Act pursuant to the Registration Statement. However, because some holders of Mystech Common Stock are or may be "affiliates" of Mystech at the time of the Special Meeting, such persons will not be able to resell the Sterling Software Common Stock received by them in the Merger unless such Sterling Software Common Stock is registered for resale under the Securities Act, is sold in compliance with an applicable exemption from the registration requirements of the Securities Act or is sold in compliance with Rule 145 under the Securities Act.

  Rule 145 permits holders of securities received in a merger or other exchange to sell such securities without registration under the Securities Act provided such sale is made in compliance with certain provisions of Rule 144 or certain holding period requirements have been satisfied. The applicable provisions of Rule 144 allow a holder of such securities to sell, without registration, within any three month period a number of shares of such securities that does not exceed the greater of 1% of the number of outstanding securities in question or the average weekly trading volume in the securities in question during the four calendar weeks preceding a specified date subject to the satisfaction of certain other requirements regarding the manner of sale and the availability of current public information regarding the issuer. Rule 145 also permits a holder of such securities to sell such securities without registration if: (i) such holder is not an affiliate of the issuer and a period of at least one year has elapsed since the date such securities were acquired from the issuer in the transaction, and the issuer meets the requirements of Rule 144 regarding the availability of current public information, or (ii) such holder is not, and has not been for at least three months, an affiliate of the issuer and a period of at least two years has elapsed since the date such securities were acquired from the issuer in the transaction.


                      COMPARISON OF RIGHTS OF HOLDERS OF
            MYSTECH COMMON STOCK AND STERLING SOFTWARE COMMON STOCK

  As a result of the Merger, the holders of Mystech Common Stock will become holders of Sterling Software Common Stock and their rights will be governed by the Sterling Software Certificate, the Sterling Software Bylaws and the Delaware Act. The following is a summary of certain differences between the rights of holders of Mystech Common Stock and holders of Sterling Software Common Stock.

  The following discussion is not intended to be complete and is qualified in its entirety by reference to the Mystech Certificate, the Mystech Bylaws, the Sterling Software Certificate and the Sterling Software Bylaws, copies of which are filed as Exhibits 3.2.1, 3.2.2, 3.1.1 and 3.1.2, respectively, to the Registration Statement, to the Mystech Stock Ownership Agreement, a copy of which is filed as Exhibit 99.1 to the Registration Statement and to the Connecticut Act and Delaware Act, as appropriate.

AUTHORIZED CAPITAL

  Sterling Software. The total number of authorized shares of capital stock of Sterling Software is 135,000,000 shares, consisting of 125,000,000 shares of Sterling Software Common Stock and 10,000,000 shares of Sterling Software Preferred Stock.

  Mystech. The total number of authorized shares of capital stock of Mystech is 500,000 shares, consisting of 500,000 shares of Mystech Common Stock.

RESTRICTIONS ON TRANSFERS OF SHARES

  Sterling Software. Neither the Sterling Software Certificate or the Sterling Software Bylaws, nor any agreement to which Sterling Software is a party, impose any restrictions on transfers of shares of Sterling Software Common Stock.

  Mystech. Holders of shares of Mystech Common Stock are subject to restrictions on transfer contained in the Mystech Stock Ownership Agreement, which provides that ownership of shares of capital stock of Mystech will generally be limited to employees of Mystech and provides that Mystech and the Mystech ESOP will generally have the right to purchase the shares of Mystech Common Stock owned by any Mystech shareholder who ceases to be an employee of Mystech or who desires to sell or dispose of any of his or her shares of Mystech Common Stock. The Mystech Stock Ownership Agreement further provides that any such purchase by Mystech or the Mystech ESOP will generally be at a price per share of Mystech Common Stock based on the most recent independent appraisal that at the time of such sale shall have been accepted by the Mystech Board. This summary of the Mystech Stock Ownership Agreement is not a complete description of the terms and conditions of the Mystech Stock Ownership Agreement and is qualified in its entirety by reference to the full text of the Mystech Stock Ownership Agreement, a copy of which is filed as Exhibit 99.1 to the Registration Statement.

AMENDMENT OF CERTIFICATE OF INCORPORATION

  Sterling Software. Under the Delaware Act, an amendment to a corporation's certificate of incorporation generally requires the approval of the board of directors and the holders of a majority of the outstanding stock entitled to vote thereon. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. The Sterling Software Certificate provides that any change to the provisions therein regarding the number, election and term of directors (as described below), and the notice to be given in connection with certain nominations for the election of directors must be approved by the holders of 75% of the voting power of all shares entitled to be voted generally in the election of directors, voting together as a single class.

  Mystech. Under the Connecticut Act, an amendment to a corporation's certificate of incorporation generally requires (i) the recommendation of the amendment by the corporation's board of directors and (ii) the approval of the amendment by a majority of the votes of shareholders entitled to be cast on the amendment, unless a greater vote is required by the certificate of incorporation or other provisions of the Connecticut Act. If the corporation was incorporated prior to January 1, 1997 and has fewer than 100 shareholders of record, an amendment must be approved by two-thirds of the votes of shareholders entitled to be cast on the amendment. The holders of the outstanding shares of a class are entitled to vote as a separate voting group on a proposed amendment if the amendment would (i) increase or decrease the aggregate number of authorized shares of the class, (ii) effect an exchange or reclassification of all or part of the shares of the class into shares of another class, (iii) effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class into shares of the class, (iv) change the designation, rights preferences or limitations of all or part of the shares of the class, (v) change the shares of all or part of the class into a different number of shares of the same class, (vi) create a new class of shares having rights or preferences with respect to distributions or to dissolution that are prior, superior or substantially equal to the shares of the class, (vii) increase the rights, preferences or number of authorized shares of any class that, after giving effect to the amendment, has rights or preferences with respect to distributions or to dissolution that are prior, superior or substantially equal to the shares of the class, (viii) limit or deny an existing preemptive right of all or part of the shares of the class, or (ix) cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of the class.

AMENDMENT OF BYLAWS

  Sterling Software. Under the Delaware Act, only the stockholders of a corporation may amend the bylaws, unless the certificate of incorporation confers the power to adopt, amend or repeal bylaws upon the directors. The Sterling Software Certificate confers such power upon the directors.

  Mystech. Under the Connecticut Act, a corporation's board of directors may amend or repeal the corporation's bylaws unless (i) the certificate of incorporation or other provisions of the Connecticut Act reserve the power exclusively to the shareholders or (ii) the shareholders, in amending or repealing a particular bylaw, expressly provide that the board of directors may not amend or repeal that bylaw. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by its board of directors. The Mystech Certificate does not reserve the power to amend or repeal the Mystech Bylaws exclusively to the shareholders of Mystech and no shareholder-approved amendment to the Mystech Bylaws precludes the Mystech Board from amending or repealing the Mystech Bylaws.

SPECIAL MEETINGS

  Sterling Software. Under the Delaware Act, special meetings of the stockholders of a corporation may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws. The Sterling Software Bylaws provide that special meetings of the stockholders may be called by the President of Sterling Software or by the Sterling Software Board, and must be called by the President or Secretary of Sterling Software upon the written request of the holders who are entitled to cast one-fifth of the votes which all stockholders are entitled to cast at the particular meeting.

  Mystech. Under the Connecticut Act, a corporation must hold a special meeting of shareholders (i) on the call of its board of directors or the person or persons authorized to do so by the certificate of incorporation or bylaws or
(ii) if the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the corporation's secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held. The Mystech Bylaws provide that a special meeting may also be called by the Chairman of the Mystech Board or the President of Mystech.

ACTION WITHOUT A MEETING

  Sterling Software. Under the Delaware Act, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a stockholders' meeting may be taken without a meeting pursuant to the written consent of holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize the action at a meeting where all shares entitled to vote thereon were present and voted. The Sterling Software Certificate prohibits the taking of action by written consent.

  Mystech. Under the Connecticut Act, any action which may be taken at a meeting of shareholders may be taken without a shareholder meeting (i) by the written consent of all persons who would be entitled to vote upon the action at a meeting or (ii) if the certificate of incorporation so provides, by the written consent of persons holding such designated portion, not less than a majority, of the voting power of shares entitled to vote thereon. The Mystech Certificate does not provide that action may be taken without a shareholder meeting by the written consent of less than all persons entitled to vote upon the action at a meeting.

DIRECTORS

  Sterling Software. Under the Delaware Act, a board of directors shall consist of one or more members, with the number fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The directors of a corporation may, by the certificate of incorporation or by an initial bylaw, or by a bylaw adopted by a vote of the stockholders, be divided into one, two or three classes. The Sterling Software Bylaws provide that the number of directors shall be determined by resolution of the Sterling Software Board. The number of directors of Sterling Software is currently fixed at nine. The directors are divided into three classes, with directors in each class serving a staggered term of three years or until his or her earlier death, resignation or removal, with or without cause, by the holders of a majority. Vacancies on the Sterling Software Board may be filled by a majority of the remaining directors, although less than a quorum, or by a sole remaining director. Directors of Sterling Software are elected by plurality of the votes of shares of Sterling Software capital stock entitled to vote thereon present in person or by proxy at the meeting at which directors are elected. There is no cumulative voting in the election of Sterling Software directors.

  Mystech. Under the Connecticut Act, a board of directors shall consist of one or more individuals, with the number specified in or fixed in accordance with the certificate of incorporation or bylaws. The certificate of incorporation may provide for staggering the terms of directors by dividing the total number of directors into up to five groups, with each group containing approximately the same percentage of the total. The Mystech Bylaws provide that the number of directors may not be less than two nor more than seven, and may be nominated and elected from two groups, employee/shareholders and non-employee/non-shareholders. At least two, but no more than four, of the directors may be employee/shareholders, and as few as zero, but no more than three, directors may be non-employee/non-shareholders. In no event, however, may the number of non-employee/non-shareholder directors exceed the number of employee/shareholder directors. Employee/shareholders and non-employee/non-shareholders are also required to meet certain qualifications described in the Mystech Bylaws. Each director on the Mystech Board holds office until his death, resignation or removal, or until the next annual meeting of shareholders at which directors are nominated and elected. Any vacancy occurring on the Mystech Board may be filled only by the affirmative vote of a majority of the remaining directors, except that any vacancy on the Mystech Board created by reason of an increase in the number of directors may be filled only by election at an annual meeting of shareholders or at a special meeting of shareholders called for that purpose. Election to the Mystech Board requires the affirmative vote of a majority of the shares outstanding and eligible to vote at the time of the meeting.

REMOVAL OF DIRECTORS

  Sterling Software. Under the Delaware Act, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause and (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which he is a part. The Sterling Software Bylaws provide that directors may be removed, with or without cause, at any annual or special meeting of stockholders by the affirmative vote of a majority in number of shares of stockholders present at the meeting, in person or by proxy, and entitled to vote for the election of such directors.

  Mystech. Under the Connecticut Act, the shareholders may remove one or more directors with or without cause unless the certificate of incorporation provides that directors may be removed only for cause. If a director is elected by a voting group of shareholders only the shareholders of that voting group may participate in the vote to remove him. If cumulative voting is authorized, a director may not be removed if the number of votes sufficient to elect him under a cumulative voting is voted against his removal. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. In addition, a superior court may, in certain circumstances, remove a director in a proceeding commenced either by the corporation or by its shareholders holding at least 10% of the outstanding shares. The Mystech Certificate does not provide that directors may be removed only for cause. The Mystech Bylaws provide that any individual director may be removed from office, with or without cause, by the shareholders at any special meeting by a majority vote of the issued and outstanding shares.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

  Sterling Software. Under the Delaware Act, (i) a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful and (ii) a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon applicable that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

  Under the Delaware Act, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in the immediately preceding sentence, or in defense of any claim, issue, or matter referred to therein, such person must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

  The Delaware Act provides that any indemnification under the provisions described in the second preceding paragraph (unless ordered by a court) will be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee, or agent is proper in the circumstances because the person has met the applicable standard of conduct, which determination will be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit, or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders. Under the Delaware Act, expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

  Under the Delaware Act, a corporation has power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the Delaware Act.

  The Sterling Software Certificate provides that the personal liability of directors of Sterling Software to Sterling Software is eliminated to the maximum extent permitted by the Delaware Act. The Sterling Software Certificate and Sterling Software Bylaws provide for the indemnification of the directors, officers, employees and agents of Sterling Software and its subsidiaries to the fullest extent that may be permitted by the Delaware Act from time to time, and the Sterling Software Bylaws provide for various procedures relating thereto.

  Mystech. Under the Connecticut Act, a corporation may indemnify an individual who is a party to a proceeding because he is a director against liability incurred in the proceeding if: (i)(A) he conducted himself in good faith; (B) he reasonably believed (1) in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation and (2) in all other cases, that his conduct was at least not opposed to the best interests of the corporation; and (C) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or (ii) he engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the certificate of incorporation. Unless ordered by a court, a corporation may not indemnify a director: (i) in connection with a proceeding by or in the right of the corporation except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct; or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity. A corporation which was incorporated prior to January 1, 1997, such as Mystech, must, except to the extent that the certificate of incorporation expressly provides otherwise, indemnify a director to the same extent the corporation is permitted to indemnify a director as described above, subject to certain exceptions.

  Under the Connecticut Act, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

  The Connecticut Act provides that a corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred by a director who is party to a proceeding because he is a director if he delivers to the corporation (i) a written affirmation of his good faith belief that he has met the relevant standard of conduct, or that the proceeding involves conduct for which liability has been eliminated under a provision of the certificate of incorporation, and (ii) his written undertaking to repay any funds advanced if he is not entitled to mandatory indemnification, and it is ultimately determined that he has not met the relevant standard of conduct.

  Under the Connecticut Act, a corporation may not indemnify a director unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible because he has met the relevant standard of conduct. The determination is to be made (i) if there are two or more disinterested directors, by the board of directors by a majority vote of all the disinterested directors, a majority of whom shall for such purpose constitute a quorum, or by a majority of the members of a committee of two or more disinterested directors appointed by such a vote, (ii) by special legal counsel (A) selected in the manner prescribed in clause (i) or (B) if there are fewer than two disinterested directors, selected by the board of directors, in which selection directors who do not qualify as disinterested directors may participate, or (iii) by the shareholders, except that shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted on the determination. Authorization of indemnification is to be made in the same manner as the determination that indemnification is permissible, except that if there are fewer than two disinterested directors, authorization of indemnification is to be made by those directors entitled to select special legal counsel.

  The Connecticut Act provides that a corporation may indemnify and advance expenses to an officer, employee or agent of the corporation who is a party to a proceeding because he is an officer, employee or agent of the corporation (i) to the same extent as a director and (ii) if he is an officer, employee or agent but not a director, to such further extent, consistent with public policy, as may be provided by contract, the certificate of incorporation, the bylaws or a resolution of the board of directors. A corporation may delegate to its general counsel or other specified officer or officers the ability to determine that indemnification or advancement of expenses to such officer, employee or agent is permissible and the ability to authorize payment of such indemnification or advancement of expenses. A corporation which was incorporated prior to January 1, 1997, such as Mystech, must, except to the extent that the certificate of incorporation expressly provides otherwise, indemnify each officer, employee or agent of the corporation who is not a director to the same extent as the corporation is permitted to indemnify a director as described above, subject to certain exceptions.

  Under the Connecticut Act, a corporation may purchase and maintain insurance on behalf of an individual who is a director, officer, employee or agent of the corporation, or who, while a director, officer, employee or agent of the corporation, serves at the corporation's request as a director, officer, partner, trustee, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan or other entity, against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee or agent, whether or not the corporation would have power to indemnify or advance expenses to him against the same liability.

  The Mystech Certificate does not address indemnification. The Mystech Bylaws provide that Mystech must indemnify and reimburse each director, officer, employee and agent that acted in good faith and in a manner reasonably believed to be in the best interests of Mystech or a related enterprise against and for any and all claims and liability to which he may become subject, and any expense necessarily incurred in connection with the defense or reasonable settlement of any legal or administrative proceedings to which he is made a party, by reason of his being or having been a director, officer, employee or agent of Mystech, except in relation to matters as to which he shall be finally adjudged to be liable for negligence or misconduct in the performance of his official duties and except as specifically prevented or limited by applicable legislation or controlling judicial precedent.

LIMITATION OF LIABILITY

  Sterling Software. Under the Delaware Act, a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision cannot eliminate or limit the liability of a director: (i) for any breach of a director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or (iv) for any transaction from which the director derived an improper personal benefit. The Sterling Software Certificate provides that to the fullest extent permitted by the Delaware Act, a director of Sterling Software will not be liable to Sterling Software or its stockholders for monetary damages for breach of fiduciary duty as a director.

  Mystech. Under the Connecticut Act, a corporation may include in its certificate of incorporation a provision limiting personal liability for a director to the corporation or its shareholders for monetary damages for breach of duty as a director to an amount that is not less than the compensation received by the director for serving the corporation during the year of the violation if such breach did not (i) involve a knowing and culpable violation of law by the director, (ii) enable the director or an associate to receive an improper personal economic gain, (iii) show a lack of good faith and a conscious disregard for the duty of the director to the corporation under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation, (iv) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the director's duty to the corporation, or (v) create liability for improper distributions. The Mystech Certificate contains no provisions limiting the personal liability of directors.

DIVIDENDS

  Sterling Software. Under the Delaware Act, the board of directors of a corporation may, subject to any restrictions contained in its certificate of incorporation, declare and pay dividends upon the shares of its capital stock either (i) out of its surplus or (ii) if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the proceeding fiscal year, provided that if the capital of the corporation is less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of the assets of the corporation, then the directors may not declare and pay dividends out of net profits.

  Mystech. Under the Connecticut Act, a board of directors may authorize and the corporation may make distributions subject to restriction by the certificate of incorporation. No distribution may be made if, after giving effect thereto,
(i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation's total assets would be less than the sum of its total liabilities plus, unless the certificate of incorporation permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

STOCKHOLDER PROPOSAL PROCEDURES

  Sterling Software. The Sterling Software Bylaws provide that a stockholder's notice to propose business to be brought before an annual meeting must be received in writing by the Secretary of Sterling Software not less than 60 calendar days prior to the applicable meeting. However, if the public disclosure of such meeting is not made at least 67 calendar days before the date of such meeting, the stockholder must make a request not later than seven calendar days after the disclosure of the meeting. The Sterling Software Bylaws also provide that a stockholder's notice of intention to nominate a director (i) in the case of an annual meeting, must be received in writing 90 calendar days prior to the anniversary date of the immediately preceding annual meeting and
(ii) in the case of a special meeting, must be received in writing no later than seven days after the announcement of the meeting.

  Mystech. The Mystech Bylaws do not provide procedures for the introduction of business before annual meetings, but do provide procedures for the nomination of directors. Nomination of individuals to be employee/shareholder directors or non-employee/non-shareholder directors who meet the minimum qualifications set forth in the Mystech Bylaws must be made by the Mystech Board acting as a nominating committee at least 90, but not more than 120 days, in advance of the annual meeting. Notice of the Mystech Board slate of director nominees, including any vacant seats, must be sent to all shareholders within 10 days of their nomination. Additional qualified nominations may be made by a petition signed by shareholders owning an aggregate of at least 10% of the outstanding shares of Mystech. The Secretary of Mystech must be provided any additional shareholder nomination petitions at least 45 days, but no more than 90 days, in advance of the annual meeting.

BUSINESS COMBINATION STATUTES

  Sterling Software. Under the Delaware Act, a merger, consolidation, dissolution, or sale or other disposition of substantially all of a corporation's assets generally requires the approval of the board of directors and holders of a majority of the outstanding stock entitled to vote thereon. However, the Delaware Act provides that no vote of the stockholders of the surviving corporation is required, unless the certificate of incorporation provides otherwise, to approve a merger if (i) the agreement of merger does not amend in any respect the corporation's certificate of incorporation, (ii) each share of the corporation's stock outstanding immediately prior to the merger is to be an identical outstanding or treasury share of the surviving corporation after the merger, and
(iii) either (A) no shares of common stock of the surviving corporation and no shares, securities, or obligations convertible into such stock are to be issuable as a result of the merger or (B) the increase in the outstanding shares as a result of the merger does not exceed 20% of the shares of common stock of the surviving corporation outstanding immediately prior to the effective date of the merger.

  Under the Delaware Act, a corporation is prohibited from engaging in any business combination with a person who, together with his affiliates or associates owns (or within a three-year period did own) 15% or more of the corporation's voting stock (an "interested stockholder"), unless (i) prior to the date on which such person became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) the interested stockholder acquired 85% of the voting stock of the corporation (excluding specified shares) upon consummation of the transaction, or (iii) on or subsequent to the date on which such person became an interested stockholder the business combination is approved by the board of directors of such corporation and authorized by the affirmative vote (at an annual or special meeting and not by written consent) by at least 66 2/3% of the outstanding voting shares of such corporation (excluding shares held by such interested stockholder). A "business combination" includes (i) mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder, (ii) certain transactions resulting in the issuance or transfer to an interested stockholder of any stock of such corporation or its subsidiaries, and (iii) other transactions resulting in a disproportionate financial benefit to an interested stockholder. This provision of the Delaware Act does not apply to a corporation if the certificate of incorporation or bylaws contains a provision expressly electing not to be governed by this provision. The Sterling Software Certificate does not address the "business combination" provision of the Delaware Act. Accordingly, the "business combination" provision of the Delaware Act applies to Sterling Software.

  Mystech. Under the Connecticut Act, a merger, share exchange or sale of assets other than in the regular course of business generally requires the recommendation of the board of directors and the approval of a majority of the votes of shareholders entitled to be cast with respect thereto. In the case of a corporation that was incorporated prior to January 1, 1997, such as Mystech, such a transaction must be approved by the affirmative vote of at least two-thirds of the votes of shareholders entitled to be cast with respect thereto. Action by shareholders of the surviving corporation on a plan of merger is not required if (i) the certificate of incorporation of the surviving corporation will not differ, except for certain limited exceptions, from its certificate of incorporation before the merger, (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, withdrawal designations, preferences, limitations and relative rights, immediately after the merger,
(iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger, and (iv) the number of participating shares (defined generally as shares that entitle the holder thereof to participate without limitation in distributions) outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 20% the total number of participating shares outstanding immediately before the merger.

  Under the Connecticut Act, certain additional voting requirements are placed on business combinations with interested shareholders (defined generally as holders of 10% of the voting power of a corporation). Such voting requirements, however, do not apply to corporations, such as Mystech, which are not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Additional restrictions are also placed on the ability of a corporation to enter into a business combination without prior approval of the business combination by its board of directors. Such restrictions, however, do not apply to corporations, such as Mystech, which do not have a class of voting stock registered pursuant to Section 12 of the Exchange Act, unless the certificate of incorporation of the corporation provides that such restrictions shall apply to the corporation. The Mystech Certificate does not provide that such restrictions shall apply to Mystech.

APPRAISAL/DISSENTERS' RIGHTS

  Sterling Software. Under the Delaware Act, a stockholder is generally entitled to exercise appraisal rights upon a merger or consolidation of the corporation effected pursuant to the Delaware Act if the holder complies with the requirements of Section 262 thereof. However, the Delaware Act does not provide appraisal rights for stockholders of a corporation upon such a merger or consolidation if the stock of the corporation is listed on a national securities exchange or designated as a national market system security on the Nasdaq or held by more than 2,000 holders and stockholders are not required by the terms of the merger or consolidation to accept for their stock anything except (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipt in respect thereof, (ii) shares of stock of any other corporation, or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on the Nasdaq or held of record by more than 2,000 holders, (iii) cash in lieu of fractional shares or fractional depository receipts, or (iv) any combination of the shares of stock, depository receipts, and cash in lieu of fractional shares or fractional depository receipts.

  Mystech.   Under the Connecticut Act, a shareholder is generally entitled to dissent from, and obtain the fair value of his shares in the event of, a merger, share exchange, sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business or amendment to the certificate of incorporation that materially and adversely affects a shareholder's rights in respect of his shares. See "The Merger-- Dissenters' Rights."

DERIVATIVE ACTIONS

  Sterling Software. Under the Delaware Act, derivative actions may be brought by a stockholder on behalf of, and for the benefit of, the corporation. The Delaware Act provides that a stockholder must aver in the complaint that he or she was a stockholder of the corporation at the time of the transaction of which he complains. However, no action may be brought by a stockholder unless he first seeks remedial action on his claim from the corporation's board of directors, unless such a demand for redress is excused. The board of directors of a Delaware corporation can appoint an independent litigation committee to review a stockholder's request for a derivative action and the litigation committee, acting reasonably and in good faith, can terminate the stockholder's action subject to a court's review of such committee's independence, good faith, and reasonable investigation. Under the Delaware Act, the court in a derivative action may apply a variety of legal and equitable remedies on behalf of the corporation which vary depending on the facts and circumstances of the case and the nature of the claim brought.

  Mystech. Under the Connecticut Act, derivative proceedings may be brought by a shareholder in the right of a corporation. A shareholder may not commence or maintain a derivative proceeding unless the shareholder (i) was a shareholder of the corporation at the time of the act or omission complained of or became a shareholder through transfer by operation of law from one who was a shareholder at that time and (ii) fairly and adequately represents the interests of the corporation in enforcing the rights of the corporation. No shareholder may commence a derivative proceeding until (i) a written demand has been made upon the corporation to take suitable action and (ii) 90 days have expired from the date the demand was made unless the shareholder has earlier been notified that the demand has been rejected by the corporation or unless irreparable injury to the corporation would result by waiting for the expiration of the 90-day period. A derivative proceeding must be dismissed by the court on motion by the corporation if (i) the independent directors (if the independent directors constitute a quorum), (ii) a committee consisting of two or more independent directors appointed by a majority vote of independent directors present at a meeting of the board of directors (whether or not such independent directors constituted a quorum), or (iii) a panel of one or more persons appointed by the court upon motion by the corporation, has determined in good faith, after conducting a reasonable inquiry upon which its conclusions are based, that the maintenance of the derivative proceeding is not in the best interests of the corporation.

RIGHTS PLAN

  Sterling Software. Pursuant to the Rights Agreement, 1,250,000 shares of Sterling Software Preferred Stock, designated as Series A Junior Participating Preferred Stock ("Junior Preferred Shares"), are reserved for issuance. One Right is attached to each issued and outstanding share of Sterling Software Common Stock, including the shares of

Sterling Software Common Stock to be issued in the Merger. Subject to certain conditions, each Right entitles the holder to purchase 1/100th of a Junior Preferred Share (structured so as to be substantially the equivalent of a share of Sterling Software Common Stock) at a price (the "Purchase Price") of $100.00 per 1/100th of a Junior Preferred Share (subject to adjustment).

  In general, the Rights will not become exercisable, or transferable apart from the shares of Sterling Software Common Stock, unless a person or group of affiliates or associated persons becomes the beneficial owner of, or commences a tender offer that would result in beneficial ownership of, 15% or more of the outstanding shares of Sterling Software Common Stock (any such person or group of persons being referred to in the Rights Agreement as an "Acquiring Person"). Thereafter, under certain circumstances, each Right (other than any Rights that are or were beneficially owned by such Acquiring Person, which Rights will be void) could become exercisable to purchase at the Purchase Price a number of shares of Sterling Software Common Stock (or, in certain circumstances, the common stock of a company into which Sterling Software is merged or consolidated or to which Sterling Software sells all or substantially all of its assets) having a market value equal to two times the Purchase Price. The Rights will expire on December 31, 2006, unless earlier redeemed by Sterling Software at a redemption price of $.01 per Right (subject to adjustment), or otherwise exchanged or amended in accordance with the terms of the Rights Agreement.

  Mystech. Mystech has not issued rights to purchase shares of capital stock of Mystech under any arrangement similar to the Rights Agreement.


                                 LEGAL MATTERS

  The validity of the Sterling Software Common Stock to be issued in connection with the Merger will be passed upon for Sterling Software by Jones, Day, Reavis & Pogue, Dallas, Texas. Michael C. French, a consultant to Jones, Day, Reavis & Pogue, is a director of Sterling Software.


                                    EXPERTS

  The consolidated financial statements of Sterling Software at September 30, 1997 and 1996, and for each of the years in the three-year period ended September 30, 1997 appearing in Sterling Software's Annual Report on Form 10-K for the year ended September 30, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of Mystech at June 30, 1997 and June 30, 1996, and for each of the years in the two-year period ended June 30, 1997, have been included herein in reliance upon the report of Argy, Wiltse & Robinson, P.C., independent accountants, appearing elsewhere in this Proxy
Statement/Prospectus, and upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO HISTORICAL FINANCIAL INFORMATION
                                  OF MYSTECH


                                                                                                                              Page
                                                                                                                              ----
INTRODUCTORY NOTE............................................................................................................  F-2

Management's Discussion and Analysis of Operations and Financial Condition
as of and for the Fiscal Year Ended June 30, 1997............................................................................  F-3

Report of Independent Accountants............................................................................................  F-5

Audited Financial Statements:

     Balance Sheets
     June 30, 1996 and June 30, 1997.........................................................................................  F-6

     Statements of Income
     Years Ended June 30, 1995, June 30, 1996 and June 30, 1997..............................................................  F-7

     Statements of Stockholders' Equity
     Years Ended June 30, 1995, June 30, 1996 and June 30, 1997..............................................................  F-8

     Statements of Cash Flows
     Years Ended June 30, 1995, June 30, 1996 and June 30, 1997..............................................................  F-9

     Notes to Financial Statements...........................................................................................  F-10

Management's Discussion and Analysis of Operations and Financial Condition
as of and for the Three Months and Nine Months Ended March 31, 1998..........................................................  F-17

Unaudited Financial Statements:

     Balance Sheets March 31, 1998 and June 30, 1997.........................................................................  F-19

     Statements of Income
     Three Months and Nine Months Ended March 31, 1998 and March 31, 1997....................................................  F-20

     Statements of Stockholders' Equity
     Nine Months Ended March 31, 1998........................................................................................  F-21

     Statements of Cash Flows
     Nine Months Ended March 31, 1998 and March 31, 1997 ...................................................................  F-22

                               INTRODUCTORY NOTE

          The historical financial information relating to Mystech set forth in the following pages, including the information set forth under the caption "Management's Discussion and Analysis of Operations and Financial Condition," has been substantially derived from Mystech's 1997 Annual Report and internal unaudited consolidated financial statements for the three and nine-month periods ended March 31, 1998. Consequently, such information is not necessarily current as of the date hereof, and shall be deemed modified or superseded, as applicable, by the information contained elsewhere in this Proxy Statement/Prospectus.

                           MYSTECH ASSOCIATES, INC.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                     OF OPERATIONS AND FINANCIAL CONDITION
               AS OF AND FOR THE FISCAL YEAR ENDED JUNE 30, 1997

Once again revenues reached an all-time high as Mystech continued its strong growth and the diversification of contract base. Positioned by its operational, technological and generally strong financial condition, Mystech should continue its recent pattern of significant revenue growth and achieve increased profitability in the future. During 1996 and 1997, Mystech has aggressively pursued many opportunities to diversify and solidify its position in new and existing markets. These efforts required the investment of significant funds in commercial software, services and products, and in the capability to compete for business in new areas, both internationally and in the United States.

FISCAL 1997 COMPARED WITH FISCAL 1996

Results of Operations. Revenues exceeded $30 million for the first time, amounting to $31.1 million, a 15% increase over 1996. Mystech has moved significantly into the acquisition community programs of the Defense Department through teaming with major government contractors. Significant future revenues will result from this previously untapped market.

Increased volume efficiencies resulted in operating income increasing by over 33% from $702 thousand in 1996 to $936 thousand in 1997 which is equivalent to 3% of revenues for 1997 as compared to 2.6% of revenues for 1996. This was achieved while Mystech, an employee-owned company, contributed $270 thousand in 1997 to the Employee Stock Ownership Plan ("ESOP"). The ESOP contribution resulted in the distribution of over 6% of Mystech's outstanding common stock to the ESOP's participants. The stock had a market value of $650,000.

Interest expense decreased even though the use of short-term borrowing increased during the year. The decrease is due primarily to slightly lower market interest rates and significantly lower long-term debt. As a result, earnings before income taxes and loss from equity investment increased by 42% over 1996 to $827 thousand. This illustrates the significant growth of Mystech's core government contracting operations. The after tax net income from Mystech's core operations was approximately $507 thousand for 1997 as compared to $384 thousand for 1996.

During 1996, Mystech formed a joint venture called Telemedicine Applications Company ("TMAC") to market its software product Teleprovider. Mystech acquired a 50% interest in the venture by assigning the rights to the Teleprovider software to TMAC, while retaining marketing rights to the U.S. Government. Mystech contributed an additional $1 million during 1997 before ceasing funding to support the operations of TMAC, making its total contribution to TMAC approximately $1.5 million.

As of June 30, 1997, the operations of TMAC yielded a loss. Mystech has accounted for its investment in TMAC under the equity method and reported a pre-tax loss of $1.2 million in 1997. This equates to an after tax loss of $704 thousand and results in a 1997 net loss of $197 thousand.

Financial Condition. Mystech's financial condition continues to be generally strong. Working capital dropped to $1.4 million from $2.2 million in 1996. The current ratio is 1.3 to 1 for 1997 as compared to 1.8 to 1 in 1996. The decrease in these financial measures is primarily due to the additional borrowing of $1.4 million on the company's revolving credit agreement. These funds were used to support Mystech's working capital needs as it invested significantly in TMAC during 1997.

The acquisition of $575 thousand of fixed assets brings the total acquisition of fixed assets over the last three years to almost $1.6 million. This has and will continue to be a significant use of funds and cash as Mystech is dedicated to maintaining and increasing its technical capabilities. Deferred software costs for Teleprovider with a value of $409 thousand were allocated to the investment in TMAC.

During 1997, Mystech reduced its total debt by 80% to $62 thousand. Mystech expects to retire all current long-term debt by the end of 1998. As mentioned previously, Mystech made significant use of its revolving credit agreement during the year and will continue to use this facility to fund working capital needs in 1998.

Mystech is entirely owned by its employees and 50% of its outstanding stock is held by its ESOP as compared to 43% in 1996. The change is primarily due to merging the stock ownership of Mystech's 401(k) plan, which held 7% of the outstanding stock in 1996, into the ESOP.

Due to the loss reported for the equity investment in TMAC, Mystech's equity decreased by 8.3% to $3.1 million. This yields a very sound debt to equity ratio of 1.4 to 1 as compared to the excellent 1.1 to 1 for 1996. Additionally, the resultant net book value per common share in 1997 is $22 as compared to $24 in 1996.

FISCAL 1996 COMPARED WITH FISCAL 1995

Revenues increased 25% to over $27 million despite significant government budgetary problems characterized by delays and reduced funding for government contracts. The expansion in revenue was largely the result of Mystech expansion into the command and control arena and growth in existing business areas.

Mystech contributed over $560 thousand to the ESOP, a 280% increase over the 1995 contribution of $200 thousand. As a result, operating income decreased to 2.6% of revenues from 5.9% in 1995. Interest expense as a percentage of revenue decreased primarily due to a negotiated interest rate reduction and aggressive debt repayment, offset partially by increased borrowing under the Mystech's revolving credit agreement. Earnings before income taxes totaled $584 thousand and net income totaled $384 thousand as compared to $1.1 million and $699 thousand respectively in 1995, attributable primarily to Mystech's investment for future growth.

Mystech had over $2.2 million of working capital available as compared to $2.7 million at the end of fiscal 1995. The current ratio remained strong at 1.8 to 1 in 1996, compared to 2.4 to 1 in 1995. Mystech invested $700 thousand in additional property and equipment to improve its resources and capabilities by acquiring new technology and equipment. Mystech expended over $410 thousand on research and development and deferred software costs increased by $254 thousand to over $359 thousand in 1996. These costs were primarily incurred in the development Teleprovider.

Debt was reduced 35% to $413 thousand. Stockholders' equity increased by 28% to $3.4 million, in 1996, compared to $2.6 million in 1995. This resulted in a debt to equity ratio of less than 1 to 1 for 1996; an improvement over 1995. The resultant net book value in 1996 was $24 per outstanding common share, a 26% increase over the $19 for 1995. 43% of Mystech's stock was held by its ESOP in 1995 as compared to 44% in the prior year.

FISCAL 1995 COMPARED WITH FISCAL 1994

1995 revenues grew 26% to more than $21 million, up from $17.1 million in 1994. Operating income totaled $1.2 million in 1995 as compared to $871 thousand in 1994. Earnings before taxes in 1995 were $1.1 million, a 47.8% increase, and net income was $699 thousand, up 34% over 1994. Mystech generated a 1995 cash flow from operations of over $1.4 million, compared to less than $800 thousand in 1994.

Mystech's working capital increased by $330 thousand to $2.7 million in 1995, up 14% over the previous year. As a start of Mystech's long-term plan to improve its resources and capabilities, it invested $300 thousand in new property and equipment in 1995. Over $275 thousand was spent for development of commercial software and products, and Mystech deferred $105 thousand of that as software development costs.

Debt decreased by over $640 thousand, or 50%, to $637 thousand by the end of fiscal 1995, while equity rose 65% to over $2.6 million. This resulted in a debt to equity ratio of approximately 1 to 1 for 1995, as compared to 2.3 to 1 in the prior year. The net book value per outstanding common share of $19 at the end of 1995 was a 59% increase over 1994 when the value was $12. In 1995, the ESOP's percentage of ownership was 44% as compared to 47% in 1994.

                       REPORT OF INDEPENDENT ACCOUNTANTS

August 13, 1997

To the Board of Directors and Stockholders of Mystech Associates, Inc.

          In our opinion, the accompanying balance sheets and the related statements of income, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Mystech Associates, Inc. at June 30, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

          The financial statements of Mystech Associates, Inc. for the year ended June 30, 1995 was audited by other independent accountants whose report dated August 5, 1995 expressed an unqualified opinion on those statements.


                                   /s/ Argy, Wiltse & Robinson, P.C.

                           MYSTECH ASSOCIATES, INC.
                                BALANCE SHEETS
                        June 30, 1996 and June 30, 1997
                                (in thousands)

                                                                                           1997            1996
                                                                                        -----------     -----------
                                        ASSETS

Current assets
  Cash and cash equivalents............................................................ $       45      $       94
  Accounts receivable, net.............................................................      5,229           4,694
  Employee advances and other receivables..............................................        204             220
  Prepaid expenses.....................................................................        122             157
                                                                                        -----------     -----------
    Total current assets...............................................................      5,600           5,165
                                                                                        -----------     -----------
Property and equipment, net............................................................        960             860
Deferred software development costs....................................................                        359
Investment in and advances to joint venture - at equity................................        306
Investments in land....................................................................        133             133
Deferred income taxes..................................................................        236
Other assets...........................................................................        116             108
                                                                                        -----------     -----------
    Total assets....................................................................... $    7,351      $    6,625
                                                                                        -----------     -----------

                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Notes payable........................................................................ $    1,581      $      351
  Accounts payable.....................................................................        745           1,124
  Accrued payroll and related benefits.................................................      1,801           1,296
  Income taxes payable.................................................................        106             142
                                                                                        -----------     -----------
    Total current liabilities..........................................................      4,233           2,913
Notes payable..........................................................................                         62
Deferred income taxes..................................................................                        253
                                                                                        -----------     -----------
    Total liabilities..................................................................      4,233           3,228
                                                                                        -----------     -----------
Stockholders' equity...................................................................
  Common stock.........................................................................         40              40
  Additional paid-in-capital...........................................................        635             605
  Treasury stock, at cost..............................................................     (2,161)         (1,923)
  Debt guaranteed for ESOP.............................................................                       (126)
  Retained earnings....................................................................      4,604           4,801
                                                                                        -----------     -----------
    Total stockholders' equity.........................................................      3,118           3,397
Commitments............................................................................
                                                                                        -----------     -----------
    Total liabilities and stockholders' equity......................................... $    7,351      $    6,625
                                                                                        -----------     -----------

                            See accompanying notes.

                           MYSTECH ASSOCIATES, INC.
                             STATEMENTS OF INCOME
          Years Ended June 30, 1995, June 30, 1996 and June 30, 1997
                                (in thousands)

                                                                                 1997          1996         1995
                                                                             ------------- ------------ ------------
Revenue..................................................................    $     31,123  $    27,001  $    21,566
Costs and expenses.......................................................          30,187       26,299       20,285
                                                                             ------------- ------------ ------------
Operating income.........................................................             936          702        1,281
Interest expense, net....................................................            (109)        (118)        (134)
                                                                             ------------- ------------ ------------
Income before income taxes and loss from equity investment...............             827          584        1,147
Income tax benefit (provision)...........................................             140         (200)        (448)
                                                                             ------------- ------------ ------------
Income before loss from equity investment................................             967          384          699
Loss from equity investment..............................................          (1,164)
                                                                             ------------- ------------ ------------
Net (loss) income........................................................    $       (197) $       384  $       699
                                                                             ------------- ------------ ------------

                            See accompanying notes.

                           MYSTECH ASSOCIATES, INC.
                      STATEMENTS OF STOCKHOLDERS' EQUITY
          Years Ended June 30, 1995, June 30, 1996 and June 30, 1997
                                (in thousands)




                                    Common Stock    Additional  Treasury Stock at Cost     Debt
                                   ---------------    Paid-In   ----------------------  Guaranteed   Retained
                                   Shares   Amount    Capital    Shares        Amount    for ESOP    Earnings   Total
                                   ------   ------  ----------   ------        ------   ----------   --------  --------
Balance - June, 1994               200,950     $40  $     382   (68,339)      $(2,059)   $   (480)    $3,718   $  1,601
Purchase of treasury stock,
   at cost.....................                                  (1,088)          (40)                              (40)
Issuance of treasury stock
   as compensation, at $37
   a share.....................                            45     2,000            29                                74
Issuance of treasury stock
   for exercised options
   at $29.40 to $37.00
   a share.....................                            80     4,541            78                               158
Repayments of debt of
   employee stock
   ownership plan..............                                                               156                   156
Net income.....................                                                                          699        699
                                   ------   ------  ----------   ------        ------   ----------   --------  --------
Balance - June 30, 1995........    200,950      40        507   (62,886)       (1,992)       (324)     4,417      2,648
Purchase of treasury
   stock, at cost..............                                  (2,603)         (138)                             (138)
Issuance of treasury stock
   for exercised options
   at $37 to $53 a share.......                            98     8,221           207                               305
Repayments of debt of
   employee stock
   ownership plan..............                                                               198                   198
Net income.....................                                                                          384        384
                                   ------   ------  ----------   ------        ------   ----------   --------  --------
Balance - June 30, 1996........    200,950      40  $     605   (57,268)       (1,923)       (126)     4,801      3,397
Purchase of treasury stock,
   at cost.....................                                  (3,996)         (280)                             (280)
Issuance of treasury stock
   for exercised options
   at $37 to $70 a share.......                            30     1,267            42                                72
Repayment of debt of
   employee stock
   ownership plan..............                                                               126                   126
Net loss.......................                                                                         (197)      (197)
                                   ------   ------  ----------   ------        ------   ----------   --------  --------
Balance - June 30, 1997........    200,950  $   40  $     635   (59,997)      $(2,161)     $    -     $4,604   $  3,118
                                   ------   ------  ----------   ------        ------   ----------   --------  --------


                           See accompanying notes.

                           MYSTECH ASSOCIATES, INC.
                           STATEMENTS OF CASH FLOWS
          Years Ended June 30, 1995, June 30, 1996 and June 30, 1997
                                (in thousands)

                                                                     1997             1996              1995
                                                                  ----------       ----------        ----------
Cash flows from operating activities:
    Net (loss) income...........................................  $     (197)      $      384        $      699
                                                                  ----------       ----------        ----------
    Adjustments to reconcile net (loss) income to net cash
         provided by operating activities:
              Depreciation and amortization.....................         479              301               205
              Loss of investment in joint venture...............       1,164                -                 -
              Write-off of deferred software costs..............          36                -                 -
              Deferred income taxes.............................        (489)            (117)              (23)
              Employee compensation.............................           -                -                74
              Provision for bad debts...........................         (17)              27                42
              Employee stock ownership loan contribution........         126              198               156
              Decrease (increase) in:
                  Accounts receivable...........................        (518)          (1,457)              642
                  Employee advances and other receivables.......          16              (80)                8
                  Prepaid expenses..............................          35               58              (130)
                  Inventory.....................................           -                -                20
              Increase (decrease) in:
                  Accounts payable..............................        (379)             581               (53)
                  Accrued payroll and related benefits..........         505              264               (30)
                  Income taxes payable..........................         (36)             142              (211)
                                                                  ----------       ----------        ----------
      Total adjustments.........................................         922              (83)              700
                                                                  ----------       ----------        ----------
    Net cash provided by operating activities...................         725              301             1,399
                                                                  ----------       ----------        ----------
Cash flows used for investing activities:
    Capital expenditures........................................        (575)            (697)             (303)
    Deferred software costs capitalized.........................         (86)            (254)             (105)
    Investments in and advances to joint venture................      (1,061)               -                 -
    Increase in other assets....................................         (12)             (70)               (6)
                                                                  ----------       ----------        ----------
    Net cash provided by (used in) investing activities.........      (1,734)          (1,021)             (414)
                                                                  ----------       ----------        ----------
Cash flows from financing activities:
    Net borrowings (repayments) under demand note...............       1,419              100              (100)
    Principal payments under notes payable......................        (251)            (323)             (542)
    Issuance of treasury stock..................................          72              305               158
    Purchase of treasury stock..................................        (280)            (138)              (40)
                                                                  ----------       ----------        ----------
    Net cash used in financing activities.......................         960              (56)             (524)
                                                                  ----------       ----------        ----------
Net (decrease) increase in cash and cash equivalents............         (49)            (776)              461
Cash and cash equivalents - beginning of year...................          94              870               409
                                                                  ----------       ----------        ----------
Cash and cash equivalents - end of year.........................  $       45       $       94        $      870
                                                                  ----------       ----------        ----------

                            See accompanying notes.

                           MYSTECH ASSOCIATES, INC.
                         NOTES TO FINANCIAL STATEMENTS


1. ACCOUNTING AND REPORTING POLICIES

   Business and Major Customer
   ---------------------------

   Mystech provides a broad range of services including engineering services, system development and support software engineering, technical training, and other support services. Mystech performs a majority of its services for the federal government and its prime contractors. Additionally, 51% for 1997, 61% for 1996, and 61% for 1995 of Mystech's revenue resulted from a single contract with the federal government. This contract is scheduled to continue through September 1998.

   Revenue Recognition
   -------------------

   Substantially all the revenue from contract services is earned under cost reimbursement and time and materials type contracts. Revenue from these contracts includes applicable fees and estimated profits and are recorded concurrently with costs when incurred. Revenue under fixed price contracts is recognized using the percentage of completion method. Losses on contracts are provided for in the period in which they are first determined.

   Federal government contract costs for 1994 through 1997, including indirect expenses, are subject to audit and adjustment by the government. Contract revenue has been recorded in amounts which are expected to be realized upon final settlement.

   Cash and Cash Equivalents
   -------------------------

   All highly liquid investments with a maturity of three months or less when purchased are classified as cash equivalents. At June 30, 1997 and 1996, Mystech had cash balances on deposit with financial institutions in excess of the federally insured limit.

   Property and Equipment
   ----------------------

   Property and equipment are stated at cost less accumulated depreciation. The cost and accumulated depreciation applicable to property and equipment retired or otherwise disposed of are eliminated from the related accounts and any gain or loss on disposal is reflected in earnings.

   Expenditures for maintenance and repairs which do not materially prolong the useful lives of the assets are charged to expense as incurred. Depreciation is provided over the estimated useful lives of the assets which range from three to ten years, using primarily the straight-line method. Leasehold improvements are amortized on a straight-line basis over the terms of the respective leases.

   Software Development Costs
   --------------------------

   Mystech capitalizes costs related to the development of certain software products. In accordance with Statement of Financial Accounting Standards No.86, capitalization of costs begins when technological feasibility has been established and ends when the product is available for general release. Amortization is computed on an individual product basis using the straight-line method over the estimated economic life of the product.

   Investment Equity Method
   ------------------------

   Investments in unconsolidated subsidiaries, jointly owned companies, and other investees in which Mystech has a 20% to 50% interest of, or otherwise exercises significant influence, are carried at cost, adjusted for Mystech's proportionate share of their undistributed earnings or losses.

   Income Taxes
   ------------

   Mystech files consolidated income tax returns. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently payable and deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled.

   Use of Estimates
   ----------------

   The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

   Concentrations of Credit Risk
   -----------------------------

   Mystech is subject to credit risk concentrations from cash and cash equivalents and accounts receivable. Mystech believes the risk of loss associated with cash and cash equivalents is very low since cash and cash equivalents are maintained in a financial institution. Mystech's accounts receivable balance consists primarily of amounts due under contracts with the federal government and subcontracts with commercial companies who perform a significant amount of work with the federal government. Mystech assesses the financial strength of the commercial companies for whom significant contracts are performed and reviews the account receivable balances as a whole to determine the adequacy of its allowance for doubtful accounts.

2. ACCOUNTS RECEIVABLE

   Accounts receivable consisted of the following at June 30 (dollars in thousands):

                                                         1997         1996
                                                       --------     --------
              Billed receivables                       $ 4,432      $ 4,055
              Allowance for doubtful accounts              (40)         (57)
              Unbilled receivables:
                Indirect rate variances, net               400
                Retainage                                  264          474
                Unbilled recoverable costs and
                 accrued profit                            139           55
                Contractually determined milestones         34          167
                                                       -------      -------
                                                       $ 5,229      $ 4,694
                                                       -------      -------

   Retainage under contracts or subcontracts with the federal government consisted of fees and costs being withheld until contract completion and audit by the Defense Contract Audit Agency (DCAA).

   Unbilled recoverable costs and accrued profit represented amounts of revenue on contracts for which billings had not been presented to the customer or amounts that were not billable at the balance sheet date. It is anticipated that such amounts will be billed within one year.

3. PROPERTY AND EQUIPMENT

   Property and equipment consisted of the following at June 30 (dollars in thousands):

                                                      1997         1996
                                                     -------      -------
              Equipment                              $ 1,979      $ 1,576
              Furniture and fixtures                     271          223
              Leasehold improvements                     279          171
              Automobiles                                 21           17
                                                     -------      -------
                                                       2,550        1,987
              Less:  accumulated depreciation and
                amortization                           1,590        1,127
                                                     -------      -------
                                                     $   960      $   860
                                                     -------      -------

   Depreciation expense was $474,816 for 1997, $293,972 for 1996, and $189,548
   for 1995.

4. SOFTWARE DEVELOPMENT COSTS

   Mystech expensed $410,376 in 1996, and $173,241 in 1995 of software development costs as research and development costs and capitalized $49,451 in 1997, $254,256 in 1996, and $105,348 in 1995 of software development costs. In 1997, Mystech contributed the developed software to a joint venture (Note 5). No amounts have been expensed for amortization of deferred software development costs in 1997, 1996, or 1995 as these products had not been placed in service; however Mystech wrote off capitalized software costs of $35,577 during the year ended June 30, 1997.

5. INVESTMENT IN AND ADVANCES TO JOINT VENTURE AND RELATED PARTY TRANSACTIONS

   In August 1996, Mystech contributed internally developed software with a book value of $409,055 in exchange for a 50% interest in Telemedicine Applications Company, LLC (TMAC). This investment is accounted for under the equity method. During the year ended June 30, 1997, Mystech contributed an additional cash investment of $655,497, unreimbursed services of $55,956, and cash advances of $350,000 to sustain TMAC operations. For the year ended June 30, 1997, Mystech recognized a loss of $1,108,242 for its share of TMAC's losses and $55,956 for the aforementioned unreimbursed costs incurred by Mystech. A summary of the financial position and results of operations of TMAC for the eleven month period ended June 30, 1997 is as follows (dollars in thousands):

              Current Assets                           $   846
              Software and equipment, net                  809
              Other assets, net                             56
                                                       -------
                Total assets                           $ 1,711
                                                       -------
              Current liabilities                      $   472
              Notes payable                              1,233
                                                       -------
                Total liabilities                      $ 1,705
                                                       -------
              Members' equity                          $     6
                                                       -------
              Sales                                    $   145
                                                       -------
              Net Income                               $(2,216)
                                                       -------

   The investment in and advances to joint venture at June 30, 1997 of $306,310 is considered fully recoverable by management of Mystech. Management of Mystech believes the sales in TMAC will expand rapidly and provide the financial resources to allow Mystech to recover at least the existing asset balance at June 30, 1997.

   During the year end June 30, 1997, Mystech was reimbursed $591,059 by TMAC for consulting and support services rendered.

6. NOTES PAYABLE

   Notes payable consisted of the following at June 30 (dollars in thousands):

                                                                                            1997           1996
                                                                                          ---------       -------
          Note payable under a bank line-of-credit agreement (maximum amount equal to the lesser of 85% of Mystech's eligible billed receivables and $500,000 of unbilled receivables, or
          $3,500,000). The note is payable on demand and interest is payable monthly at the bank's loan pricing rate less 0.25%
          (8.25% at June 30, 1997). This note is secured by substantially
          all of Mystech's assets.                                                        $   1,519       $  100

          Note payable to former stockholder due in equal quarterly
          principal payments plus interest at the prime rate plus 1%
          (9.5% at June 30, 1997). Final payment due December 31,
          1997. The note is unsecured.                                                           62          188

          Note payable to bank by ESOP, guaranteed by Mystech, due in increasing monthly principal payments plus interest at 87% of the bank's loan pricing rate (7.18% at June 30, 1996). Final payment due January 1997. Secured by 4,174 shares of
          Mystech's stock.                                                                                    91

          Note payable to bank by ESOP, guaranteed by the Mystech,
          due in increasing monthly principal payments plus interest at the bank's loan pricing rate plus 1% (9.5% at June 30, 1997).
          Final payment due January 1997. Secured by 2,045 shares of
          Mystech's stock.                                                                                    35
                                                                                          ----------      -------

          Total notes payable                                                                 1,581          414

          Less: current portion                                                              (1,581)        (351)
                                                                                          ---------       ------

          Noncurrent portion                                                              $      --       $   63
                                                                                          ---------       ------

   The provisions of the loan agreements with the bank contain various covenants pertaining to maintenance of working capital, net worth and dividend restrictions. At June 30, 1997, Mystech is in compliance with all of the covenants.

7. INCOME TAXES

   The income tax benefit (provision) consisted of the following for years ended June 30 (dollars in thousands):

                                             1997          1996          1995
                                            -------       -------       -------
          Current provision
            Federal                         $ (253)       $ (260)       $ (385)
            State                              (53)          (57)          (86)
          Deferred Benefit
            Federal                            368            96            19
            State                               78            21             4
                                            ------        ------        ------
            Total benefit (provision)       $  140        $ (200)       $ (448)
                                            ------        ------        ------

  The income tax benefit generated from the loss from equity investment of approximately $460,000 is included in the income tax benefit for the year ended June 30, 1997.

   During 1994, in accordance with provisions available under the Internal Revenue Code, Mystech elected to change its method of accounting for income tax purposes from the cash to the accrual method. As a result, Mystech will include an equal portion of the effect of this change in its taxable income through 1999.

   Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes. The temporary differences giving rise to the net deferred tax liability consist primarily of the aforementioned change in accounting method, employee benefits reported differently for financial reporting and tax purposes, excess of depreciation for financial reporting purposes over the amount for tax purposes, and accruals in excess of deductible write-offs. Total deferred tax liabilities of $258,000 in 1997 and $383,000 in 1996 have been offset by deferred tax assets of $494,000 in 1997 and $130,000 in 1996.

8. COMMON STOCK

   Description of Common Stock
   ---------------------------

   Common stock is composed of one class and is described as follows at June 30:

                                               1997           1996
                                             ---------      ---------
              Par Value                      $   0.20       $   0.20
              Shares Authorized               500,000        500,000

              Shares Issued                   200,950        200,950
              Shares Held in Treasury         (59,997)       (57,268)
                                             --------       --------
              Shares Outstanding              140,953        143,682

   On October 14, 1994 Mystech amended its by-laws and entered into an agreement with its stockholders that restricts ownership of the Company's stock to active employees of Mystech. The agreement also provides Mystech a right of first refusal on the sale of stock by its stockholders and sets the purchase price per share at fair value as determined by the Board of Directors.

   Fair Value of Common Stock
   --------------------------

   The fair value Mystech's common stock is determined by the Board of Directors based primarily on annual valuations performed by an independent valuation company.

   Common Stock Transactions
   -------------------------

   In June 1995, Mystech issued 2,000 shares of common stock to key employees in recognition of their contributions to Mystech.

   Mystech repurchased common stock from the Mystech Associates, Inc. 401(k) Retirement Plan at a cost of $109,830 in 1997 and $26,765 in 1996 to fund distributions to former participants of the plan.

   Stock Option Plan
   -----------------

   In 1995, Mystech established a Stock Option Plan (the "1995 Plan") to provide officers and employees with qualified or non-qualified incentive stock options to purchase shares of common stock, not to exceed 15% of the shares outstanding as of the beginning of the fiscal year. The 1995 Plan provides that qualified incentive stock options (as defined in the Internal Revenue
   Code) have an exercise price equal to fair market value of the common stock on the date of the option grant. Non-qualified incentive stock options have exercise prices as determined by the Board of Directors. Options granted pursuant to the 1995 Plan vest immediately and expire up to six years and one day after the date of the option grant. Treasury shares of common stock have been used upon exercise of stock options. Differences between the cost of the treasury stock used and the total option price of shares exercised have been reflected in additional paid-in capital. The fair value of each option granted is estimated on the grant date using the Black-Scholes Option Pricing Model. The following assumptions were made in estimating fair value: dividend yield of 0.0%, risk-free interest rate of 5.5%, expected volatility of 30.0%.

   A summary of incentive stock option transactions for the years ended June 30, is as follows:

                                             1997                   1996
                                    ---------------------  ---------------------
                                                 WEIGHTED             WEIGHTED
                                                 AVERAGE              AVERAGE
                                       NUMBER    EXERCISE   NUMBER    EXERCISE
                                     OF SHARES    PRICE    OF SHARES   PRICE
                                     ---------   --------- ---------  --------
   Outstanding at beginning of year   18,120     $ 41.61     12,560   $ 36.24
     Granted                          15,460       70.00     16,705     42.60
     Exercised                        (1,075)      54.65     (8,221)    37.08
     Expired                          (1,735)      70.00     (2,924)    37.00
                                      ------     -------    -------   -------
  Outstanding at end of year          30,770     $ 53.82     18,120   $ 41.61
                                      ------     -------    -------   -------
  Options exercisable at year end     30,770                 18,120
                                      ------                -------

  Weighted average fair value of
    options granted during year of
    shares                           $ 24.86                $ 19.23
                                     -------                -------

   At June 30, 1997, the exercise price for all outstanding stock options range from $29.40 to $70 with a weighted average remaining contractual life of 42 months.

   Prior stock option plans have been superseded and all but 1,250 options granted (at $29.40 per share) have been exercised or have expired.

   Mystech applies APB Opinion 25 in accounting for its stock option plan. Accordingly, no additional compensation cost has been recognized for the years ended June 30, 1997 and 1996. Had compensation costs been determined on the basis of fair value pursuant to F ASB No. 123, net income for the years ended June 30, 1997 and 1996 would have been reduced by approximately $196,000 and $67,000, respectively.

9. EMPLOYEE BENEFIT PLANS

   Mystech sponsors a leveraged employee stock ownership plan ("ESOP") that covers all employees who have worked 1,000 or more hours in a year. Mystech makes annual contributions to the ESOP at least equal to the ESOP's debt service. The ESOP's shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. The ESOP bank loan has been reflected as a liability and a reduction in stockholders' equity in the accompanying financial statements in accordance with Generally Accepted Accounting Principles since Mystech has guaranteed the debt. Total contributions to the ESOP were $270,000 for 1997, $560,150 for 1996, and $200,000 for 1995, which includes $129,509 for 1997, $218,150, and $187,608 of debt service, respectively.

   The ESOP shares consisted of the following at June 30:

          SHARE ACCOUNTS                               1997           1996
          --------------                              ------         ------
          Allocated shares                            64,033         45,250
          Shares released for allocation               6,219         10,300
          Unreleased shares                                           6,219
                                                      ------         ------
          Total                                       70,252         61,769
                                                      ------         ------

   Mystech maintains a defined contribution 401(k) plan (the "Plan") for all employees who are over the age of 21 and have completed one year of service. Under the provisions of the Plan, Mystech has agreed to match 50% of the employees' contributions up to a maximum of 3% of their compensation. Mystech contributions to the Plan vest immediately to the participants. Mystech's matching contributions to the Plan were $401,091 for 1997, $323,920 for 1996, and $251,173 for 1995.

10. COMMITMENTS

    Mystech leases facilities and equipment under the terms of noncancellable operating leases which expire at various dates through December 1998. Rental costs incurred were $1,251,325 for 1997, $1,176,019 for 1996, and $982,389 for 1995. The following is a schedule of the future minimum lease payments under operating leases which have initial or remaining terms in excess of one year as of June 30, 1997 (dollars in thousands):

          FOR THE YEARS ENDING JUNE 30,
          ----------------------------
          1998                                      $   868
          1999                                          472
          2000                                          474
          2001                                          432
          2002                                           14
                                                    -------
                                                    $ 2,260
                                                    -------

    Certain operating leases provide for renewal options for periods from one to two years at either stated or fair rental value at the time of renewal. In the normal course of business, operating leases are generally renewed or replaced by other leases.

11. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

    Cash paid during the year for (dollars In thousands):

                                1997       1996       1995
                                -----      -----      -----
          Interest              $ 135      $ 115      $ 119
          Income Taxes            400         99        686

    Noncash investing activity:

    Mystech contributed $409,055 in deferred software development costs as part of its investment in joint venture (Note 5).

                           MYSTECH ASSOCIATES, INC.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                     OF OPERATIONS AND FINANCIAL CONDITION
      AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 1998


RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1998 AND 1997

    For purposes of the following discussion, all references to "the third quarter of 1998" and "the third quarter of 1997" are references to the three months ended March 31, 1998 and the three months ended March 31, 1997, respectively.

Revenue for the third quarter of 1998 was $80 thousand less than revenue for the third quarter of 1997 due to timing issues regarding contract revenue recognition. Operating income of $399 thousand for the third quarter of 1998 represents a 48% increase over operating income for the third quarter of 1997. Operating income for the third quarter of 1998 was 4.7% of revenue, as compared to operating income equal to 3.2% of revenue for the third quarter of 1997.

Interest expense was virtually unchanged between the third quarter of 1998 and the third quarter of 1997 as a result of long-term debt outstanding during the third quarter of 1997 (but not during the third quarter of 1998) being offset by increased borrowing under Mystech's revolving credit facility during the third quarter of 1998. Mystech's after-tax net income from core operations for the third quarter of 1998 was approximately $235 thousand as compared to $138 thousand for the third quarter of 1997. This represents a return on sales of 2.8% for the third quarter of 1998 as compared to 1.6% for the third quarter of 1997.

Residual costs and expenses associated with Mystech's withdrawal from TMAC, discussed below, of $60 thousand were recorded against income during the third quarter of 1998 as an additional loss from equity investment. This yields a net income of $175 thousand for Mystech as a whole for the third quarter of 1998, which represents a 2.1% return on sales for the period.

NINE MONTHS ENDED MARCH 31, 1998 AND 1997

    For purposes of the following discussion, all references to "1998" and "1997" are references to the nine months ended March 31, 1998 and the nine months ended March 31, 1997, respectively.

Revenue for 1998 were $24 million as compared to revenues for 1997 of $23 million, a 4% increase. Mystech continues to expand its operations in the acquisition community programs of the Department of Defense through teaming with major government contractors. It has additionally established an increased contractual presence with other agencies and prime contractors of the US Government. The revenue from Mystech's largest contract constituted 50% of Mystech's revenues for 1998.

Increased volume and other operating efficiencies resulted in operating income increasing by 33% from $623 thousand for 1997 to $830 thousand for 1998. This is equivalent to 3.5% of revenue for 1998 as compared to 2.7% of revenue for 1997. The results for 1998 include a contribution of $270 thousand to the Mystech Employee Stock Ownership Plan (ESOP). This represents 75% of the approved contribution for the 1998 fiscal year of $360 thousand and will result in the distribution to ESOP participants of over 6,000 shares of Mystech common stock as of June 30, 1998.

Interest expense increased though the use of increased short-term borrowing during 1998 to fund operational working capital needs. Earnings before income taxes for the period increased by 29% over 1997 to $677 thousand. The after-tax net income from Mystech's core operations was approximately $407 thousand for 1998 as compared to $314 thousand for 1997.

During 1998 Mystech withdrew from the joint venture called Telemedicine Applications Company (TMAC), which marketed a telemedicine software product and systems called Teleprovider. The loss on equity investment of $366 for 1998 represents Mystech's share of pretax loss through the date of withdrawal from TMAC. This equates to an after-tax loss of $220 thousand for 1998 for the equity investment. The total pretax loss Mystech has recorded as a result of the joint venture is approximately $1.5 million.

FINANCIAL CONDITION

Mystech's financial condition improved as working capital increased to approximately $1.8 million as of March 31, 1998 as compared to approximately $1.4 million at June 30, 1997. The current ratio as of each such date held constant at 1.4 to 1. The improvement in working capital was primarily due to decreased borrowing and increased profitability during 1998.

The acquisition of $369 thousand of capital equipment continued Mystech's investment in its technical capabilities and brings Mystech's total investment in capital equipment to over $2 million in the past four years. Mystech will continue to use significant funds to maintain and increase its technical capabilities.

During 1998 Mystech retired all outstanding long-term debt while increasing the availability of funds under its revolving credit facility to $4.5 million to fund working capital needs.

Mystech is an employee owned company and 50% of its outstanding stock continues to be held by its ESOP as of March 31, 1998. Mystech's stockholders' equity increased minimally as compared to June 30, 1997 as a result of purchasing 4,567 shares of its common stock into treasury during the period and recognizing the loss reported for the equity investment in TMAC.

The reduction in liabilities results in an improved debt-to-equity ratio of 1.3 to 1 as compared to 1.4 to 1 as of June 30, 1997. Additionally, the resultant net book value per common share as March 31, 1998 is $23 as compared to $22 as of June 30, 1997.

                           MYSTECH ASSOCIATES, INC.
                                BALANCE SHEETS
                       March 31, 1998 and June 30, 1997
                                (in thousands)


                                                                                          March 31,       June 30,
                                                                                            1998            1997
                                                                                         -----------      ----------
                                                                                         (unaudited)
                                                 ASSETS

Current assets
  Cash and cash equivalents............................................................  $       58      $       45
  Accounts receivable, net.............................................................       5,510           5,229
  Employee advances and other receivables..............................................         190             204
  Prepaid expenses.....................................................................         164             122
                                                                                         ----------      ----------
    Total current assets...............................................................       5,922           5,600
Property and equipment, net............................................................         942             960
Investment in and advances to joint venture - at equity................................                         306
Investments in land....................................................................         133             133
Deferred income taxes..................................................................         217             236
Other assets...........................................................................          38             116
                                                                                         ----------      ----------
    Total assets.......................................................................  $    7,252      $    7,351
                                                                                         ----------      ----------

                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Notes payable........................................................................  $    1,634      $    1,581
  Accounts payable.....................................................................         852             745
  Accrued payroll and related benefits.................................................       1,613           1,801
  Income taxes payable.................................................................                         106
                                                                                         ----------      ----------
    Total current liabilities..........................................................       4,099           4,233
Stockholders' equity...................................................................
  Common stock.........................................................................          40              40
  Additional paid-in-capital...........................................................         688             635
  Treasury stock, at cost..............................................................      (2,366)         (2,161)
  Retained earnings....................................................................       4,791           4,604
                                                                                         ----------      ----------
    Total stockholders' equity.........................................................       3,153           3,118
Commitments............................................................................
                                                                                         ----------      ----------
    Total liabilities and stockholders' equity.........................................  $    7,252      $    7,351
                                                                                         ----------       ----------

                           MYSTECH ASSOCIATES, INC.
                             STATEMENTS OF INCOME
     Three Months and Nine Months Ended March 31, 1998 and March 31, 1997
                                (in thousands)
                                  (unaudited)

                                                                   Three Months        Nine Months
                                                                  Ended March 31      Ended March 31
                                                               -------------------- -------------------
                                                                 1998       1997      1998      1997
                                                               ---------  --------- --------- ---------
Revenue....................................................... $  8,423   $  8,503  $ 24,038  $ 23,179
Costs and expenses............................................    8,024      8,234    23,208    22,556
                                                               ---------  --------- --------- ---------
Operating income..............................................      399        269       830       623
Interest expense, net.........................................      (48)       (41)     (153)      (99)
                                                               ---------  --------- --------- ---------
Income before income taxes and loss from
    equity investment.........................................      351        228       677       524
Income tax benefit (provision)................................     (116)       (90)     (124)     (210)
                                                               ---------  --------- --------- ---------
Income before loss from equity investment.....................      235        138       553       314
Loss from equity investment...................................      (60)        --      (366)       --
                                                               ---------  --------- --------- ---------
Net (loss) income............................................. $    175   $    138  $    187  $    314
                                                               ---------  --------- --------- ---------

                            MYSTECH ASSOCIATES, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                       NINE MONTHS ENDED MARCH 31, 1998
                                 (IN THOUSANDS)
                                  (UNAUDITED)



                                                     ADDITIONAL
                                COMMON STOCK          PAID-IN     TREASURY STOCK AT COST      RETAINED
                             --------------------                 -----------------------
                              SHARES      AMOUNT      CAPITAL       SHARES         AMOUNT     EARNINGS     TOTAL
                             --------     -------    ---------    ---------       --------    --------   ---------
Balance - July 1, 1997.....     200,950   $    40    $    635       (59,997)      $ (2,161)   $  4,604   $   3,118
Purchase of treasury stock,
 at cost...................                                          (4,567)          (324)                   (324)
Issuance of treasury stock
 for exercised options
 at $37 to $70 a share.....                                53         3,538            119                     172
Net income.................                                                                        187         187
                             ----------   -------    --------      --------       --------    --------   ---------
Balance - March 31, 1998...     200,950   $    40    $    688       (61,026)      $ (2,366)   $  4,791   $   3,153
                             ==========   =======    ========      ========       ========    ========   =========

                           MYSTECH ASSOCIATES, INC.
                           STATEMENTS OF CASH FLOWS
              Nine Months Ended March 31, 1998 and March 31, 1997
                                (in thousands)
                                  (unaudited)

                                                                           NINE MONTHS
                                                                          ENDED MARCH 31
                                                                  ----------------------------
                                                                      1998             1997
                                                                  -----------      -----------
Cash flows from operating activities:
    Net (loss) income...........................................  $     187        $     314
                                                                  ---------        ---------
    Adjustments to reconcile net (loss) income to net cash
         provided by operating activities:
              Depreciation and amortization.....................        387              206
              Loss of investment in joint venture...............        366                -
              Deferred income taxes.............................         19              (75)
              Provision for bad debts...........................          -                -
              Employee stock ownership loan contribution........          -              126
              Decrease (increase) in:
                  Accounts receivable...........................       (341)             114
                  Employee advances and other receivables.......         14              (22)
                  Prepaid expenses..............................        (42)            (386)
             Increase (decrease) in:
                 Accounts payable...............................        107             (350)
                 Accrued payroll and related benefits...........       (188)             557
                 Income taxes payable...........................       (106)             260
                                                                  ---------        ---------
      Total adjustments.........................................        216              430
                                                                  ---------        ---------
    Net cash provided by (used in) operating activities.........        403              744
                                                                  ---------        ---------
Cash flows used for investing activities:
    Capital expenditures........................................       (369)            (462)
    Deferred software costs capitalized.........................          -                -
    Investments in and advances to joint venture................          -             (690)
    Increase in other assets....................................         78                -
                                                                  ---------        ---------
    Net cash provided by (used in) investing activities.........       (291)          (1,152)
                                                                  ---------        ---------
Cash flows from financing activities:
    Net borrowings (repayments) under demand note...............        116              685
    Principal payments under notes payable......................        (63)            (190)
    Issuance of treasury stock..................................        170               38
    Purchase of treasury stock..................................       (322)            (209)
                                                                  ---------        ---------
    Net cash used in financing activities.......................        (99)             324
                                                                  ---------        ---------
Net (decrease) increase in cash and cash equivalents............         13              (84)
Cash and cash equivalents - beginning of period.................         45               94
                                                                  ---------        ---------
Cash and cash equivalents - end of period.......................  $      58        $      10
                                                                  =========        =========

                                                                      APPENDIX A
                                                                      ----------



            ======================================================


                         AGREEMENT AND PLAN OF MERGER


                                     among

                            STERLING SOFTWARE, INC.

                     STERLING SOFTWARE (CONNECTICUT), INC.

                                      and

                           MYSTECH ASSOCIATES, INC.


                           dated as of May 27, 1998


            ======================================================

                               TABLE OF CONTENTS

                                                                             Page
                                                                             ----
ARTICLE I  THE MERGER...........................................................2
     Section 1.1    The Merger..................................................2
     Section 1.2    Closing.....................................................2
     Section 1.3    Effective Time..............................................2
     Section 1.4    Effects of the Merger.......................................2
     Section 1.5    Certificate of Incorporation; Bylaws........................2
     Section 1.6    Directors; Officers.........................................2

ARTICLE II  EFFECT OF THE MERGER ON THE CAPITAL
     STOCK OF THE CONSTITUENT CORPORATIONS......................................3
     Section 2.1    Effect on Capital Stock.....................................3
     Section 2.2    Stock Options...............................................4

ARTICLE III  EXCHANGE OF CERTIFICATES...........................................5
     Section 3.1    Exchange of Certificates....................................5

ARTICLE IV  REPRESENTATIONS AND WARRANTIES......................................8
     Section 4.1    Representations and Warranties of Company...................8
     Section 4.2    Representations and Warranties of Parent and Merger Sub....21

ARTICLE V  CONDUCT OF BUSINESS OF COMPANY......................................24
     Section 5.1    Conduct of Business of Company.............................24

ARTICLE VI  ADDITIONAL COVENANTS...............................................26
     Section 6.1    Preparation of the Proxy Statement and the Form S-4........26
     Section 6.2    Accountants' Letters, Etc..................................27
     Section 6.3    Stockholders Meeting.......................................28
     Section 6.4    Access to Information; Confidentiality.....................28
     Section 6.5    Reasonable Efforts.........................................29
     Section 6.6    Public Announcements.......................................29
     Section 6.7    No Solicitation; Acquisition Proposals.....................29
     Section 6.8    Consents, Approvals and Filings............................30
     Section 6.9    Board Action Relating to Stock Option Plan.................31
     Section 6.10   Employee Benefit Matters...................................31
     Section 6.11   Treatment of Certain Company Plans.........................32
     Section 6.12   Affiliates and Certain Stockholders........................33
     Section 6.13   NYSE Listing...............................................33
     Section 6.14   Tax Treatment..............................................33
     Section 6.15   Pooling of Interests.......................................33

                                                                                Page
                                                                                ----
ARTICLE VII  CONDITIONS PRECEDENT.................................................33
     Section 7.1    Conditions to Each Party's Obligation to Effect the Merger....33
     Section 7.2    Conditions to Obligations of Parent and Merger Sub............34
     Section 7.3    Conditions to Obligation of Company...........................35

ARTICLE VIII  TERMINATION, AMENDMENT AND WAIVER...................................36
     Section 8.1    Termination...................................................36
     Section 8.2    Effect of Termination.........................................38
     Section 8.3    Amendment.....................................................38
     Section 8.4    Extension; Waiver.............................................38
     Section 8.5    Procedure for Termination, Amendment, Extension or Waiver.....38

ARTICLE IX  GENERAL PROVISIONS....................................................38
     Section 9.1    Nonsurvival of Representations and Warranties.................38
     Section 9.2    Fees and Expenses.............................................38
     Section 9.3    Definitions...................................................39
     Section 9.4    Notices.......................................................40
     Section 9.5    Interpretation................................................41
     Section 9.6    Entire Agreement; Third-Party Beneficiaries...................41
     Section 9.7    Governing Law.................................................41
     Section 9.8    Assignment....................................................41
     Section 9.9    Enforcement...................................................41
     Section 9.10   Severability..................................................42
     Section 9.11   Counterparts..................................................42

EXHIBIT A -    Form of Certificate of Incorporation of Surviving Corporation
EXHIBIT B -    Form of Bylaws of Surviving Corporation
EXHIBIT C -    Form of Affiliate Letter

                         AGREEMENT AND PLAN OF MERGER


     This AGREEMENT AND PLAN OF MERGER, dated as of May 27, 1998 (this "Agreement"), is made and entered into among Sterling Software, Inc., a Delaware corporation ("Parent"), Sterling Software (Connecticut), Inc., a Connecticut corporation and wholly owned subsidiary of Parent ("Merger Sub"), and Mystech Associates, Inc., a Connecticut corporation ("Company").


                                   RECITALS:

     A. The Executive Committee of the Board of Directors of Parent and the respective Boards of Directors of Merger Sub and Company have determined that it would be advisable and in the best interests of their respective stockholders for Parent to acquire Company, by means of a merger of Merger Sub with and into Company (the "Merger"), on the terms and subject to the conditions set forth in this Agreement.

     B. For federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

     C. For financial accounting purposes, it is intended that the Merger will be accounted for as a pooling of interests transaction.

     D. Concurrently with the execution and delivery of this Agreement and as a condition to Parent's and Merger Sub's willingness to enter into this Agreement, Parent has entered into a Stockholder Agreement, dated as of the date hereof (the "Stockholder Agreement"), with each of the Principal Stockholders (as hereinafter defined), pursuant to which each Principal Stockholder has agreed, among other things, to vote all shares of capital stock of Company owned by such Principal Stockholder in favor of the approval of this Agreement.

     E. Parent, Merger Sub and Company desire to make certain representations, warranties and covenants in connection with the Merger and to prescribe various conditions to the consummation of the Merger.

     NOW, THEREFORE, in consideration of the representations, warranties and covenants contained in this Agreement, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                  THE MERGER

     Section 1.1   The Merger.  On the terms and subject to the conditions set
                   ----------
forth in this Agreement, and in accordance with the Connecticut Business Corporation Act (the "CBCA"), the Merger shall be effected and Merger Sub shall be merged with and into Company at the Effective Time (as hereinafter defined). At the Effective Time, the separate existence of Merger Sub shall cease and Company shall continue as the surviving corporation (sometimes hereinafter referred to as the "Surviving Corporation").

     Section 1.2   Closing.  Unless this Agreement shall have been terminated
                   -------
and the transactions herein contemplated shall have been abandoned pursuant to
Article VIII, and subject to the satisfaction or waiver of all of the conditions set forth in Article VII, the closing of the Merger (the "Closing") will take place as soon as practicable, but in no event later than 10:00 a.m. on the second Business Day (the "Closing Date") following satisfaction or waiver of all of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions, at the offices of Jones, Day, Reavis & Pogue, 2300 Trammell Crow Center, 2001 Ross Avenue, Dallas, Texas, unless another date, time or place is agreed to in writing by the parties hereto.

     Section 1.3   Effective Time.  The parties hereto shall file with the
                   --------------
Secretary of State of the State of Connecticut (the "Connecticut State Secretary") on the Closing Date (or on such other date as Parent and Company may agree) a certificate of merger and any other appropriate documents, executed in accordance with the relevant provisions of the CBCA, and make all other filings or recordings required under the CBCA in connection with the Merger. The Merger shall become effective upon the filing of the certificate of merger with the Connecticut State Secretary, or at such later time as is specified in the certificate of merger (the "Effective Time").

     Section 1.4   Effects of the Merger.  The Merger shall have the effects
                   ---------------------
set forth in the applicable provisions of the CBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property of Company and Merger Sub shall vest in the Surviving Corporation, and all liabilities of Company and Merger Sub shall become the liabilities of the Surviving Corporation.

     Section 1.5   Certificate of Incorporation; Bylaws.  At the Effective
                   ------------------------------------
Time, (a) the certificate of incorporation of the Surviving Corporation shall be amended to be in the form set forth in Exhibit A, until thereafter changed or amended in accordance with the provisions thereof and applicable law and (b) the bylaws of the Surviving Corporation shall be amended to be in the form set forth in Exhibit B, until thereafter changed or amended in accordance with the provisions thereof and applicable law.

     Section 1.6   Directors; Officers.  From and after the Effective Time, (a)
                   -------------------
the directors of Merger Sub shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, and (b) the officers of Merger Sub shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.


                                  ARTICLE II

                      EFFECT OF THE MERGER ON THE CAPITAL
                     STOCK OF THE CONSTITUENT CORPORATIONS

     Section 2.1   Effect on Capital Stock.  At the Effective Time, by virtue
                   -----------------------
of the Merger and without any action on the part of any holder of shares of Company's common stock, par value $0.20 per share ("Shares"), or any other capital stock of Company or any shares of capital stock of Merger Sub:

          (a)  Common Stock of Merger Sub. Each share of common stock, par value
               --------------------------
$0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

          (b)  Cancellation of Treasury Shares and Parent-Owned Shares.  Each
               -------------------------------------------------------
Share issued and outstanding immediately prior to the Effective Time that is owned by Company or any Subsidiary (as hereinafter defined) of Company or by Parent, Merger Sub or any other Subsidiary of Parent (other than shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties) shall automatically be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

          (c)  Conversion of Shares.  Each Share issued and outstanding
               --------------------
immediately prior to the Effective Time (other than Shares to be cancelled and retired in accordance with Section 2.1(b) and any Dissenting Shares (as hereinafter defined)) shall be converted into the right to receive 5.49313 fully paid and nonassessable shares of the common stock, par value $0.10 per share ("Common Stock"), of Parent (the "Merger Consideration"), upon surrender of the certificate formerly representing such Share in accordance with this Agreement. Consistent with and pursuant to Parent's existing Rights Agreement, dated as of December 18, 1996, as amended (the "Rights Agreement"), between Parent and BankBoston N.A., as rights agent, one right issuable pursuant to the Rights Agreement or any other right issued in substitution thereof (a "Right"), shall be issued together with and shall attach to each share of Common Stock issued pursuant to this Section 2.1(c), unless the Rights shall have expired or been redeemed prior to the Effective Time.

          (d)  Anti-Dilution.  In the event of any stock dividend, stock split,
               -------------
reclassification, recapitalization, combination or exchange of shares with respect to, or rights issued in respect of, Common Stock on or after the date hereof and prior to the Effective Time, the Merger Consideration shall be adjusted accordingly.

          (e)  Dissenting Shares.  Notwithstanding anything in this Agreement to
               -----------------
the contrary, Shares issued and outstanding immediately prior to the Effective Time held by a holder (if any) who has perfected the right to obtain payment of the fair value of his Shares in accordance with Sections 33-855 to 33-872 of the CBCA (or any successor provisions) ("Dissenting Shares") shall not be converted into the right to receive the Merger Consideration unless such holder fails to perfect or otherwise loses such holder's right to obtain payment of the fair value of his Shares. If, after the Effective Time, such holder fails to perfect or loses any such right to obtain payment of the fair value of his Shares, each such Share of such holder shall be treated as a Share that had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with this Section 2.1. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Sections 33-855 to 33-872 of the CBCA (or any successor provisions) and as provided in the immediately preceding sentence. Company shall give prompt notice to Parent of any demands received by Company for payment of the fair value of Shares, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

     Section 2.2   Stock Options.  (a)  At the Effective Time, each then-
                   -------------
outstanding option to purchase Shares (collectively, the "Options") under the Mystech Associates, Inc. Stock Option Plan (the "Stock Option Plan"), whether or not then exercisable or fully vested, shall be assumed by Parent and shall constitute an option (a "Substitute Option") to acquire, on substantially the same terms and subject to substantially the same conditions as were applicable under such Option, including without limitation term, vesting, exercisability, status as an "incentive stock option" under Section 422 of the Code (if applicable) or as an employee stock purchase plan option under Section 423 of the Code (if applicable), and termination provisions, the number of shares of Common Stock, rounded down to the nearest whole share, determined by multiplying the number of Shares subject to such Option immediately prior to the Effective Time by 5.49313 (the "Conversion Factor"), at an exercise price per share of Common Stock (increased to the nearest whole cent) equal to the exercise price per share of Shares subject to such Option divided by the Conversion Factor; provided, however, that in the case of any Option to which Section 421 of the Code applies by reason of its qualification as an incentive stock option under
Section 422 of the Code or as an employee stock purchase plan option under
Section 423 of the Code, the conversion formula shall be adjusted if necessary to comply with Section 424(a) of the Code.

          (b) Company shall use all reasonable efforts to obtain all necessary waivers, consents or releases from holders of Options under the Stock Option Plan and take any such other action as may be reasonably necessary to give effect to the transactions contemplated by this Section 2.2.

          (c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Common Stock for delivery upon exercise of Substitute Options pursuant to the terms set forth in Section 2.2(a). As soon as practicable after the Effective Time, the shares of Common Stock subject to Substitute Options will be covered by an effective registration statement on Form S-8 (or any successor form) or another appropriate form and Parent shall use all reasonable efforts to maintain the effectiveness of such registration statement for so long as the Substitute Options remain outstanding. In addition, Parent shall use all reasonable efforts to cause the shares of Common Stock subject to Substitute Options to be listed on the NYSE (as hereinafter defined) and such other exchanges as Parent shall determine.


                                  ARTICLE III

                           EXCHANGE OF CERTIFICATES

     Section 3.1   Exchange of Certificates.
                   ------------------------

          (a)  Exchange Agent. Prior to or concurrently with the Effective Time,
               --------------
Parent shall enter into an agreement with such bank or trust company as may be designated by Parent (the "Exchange Agent"), which shall provide that Parent shall deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of Shares, for exchange in accordance with this Article III, through the Exchange Agent, certificates representing the shares of Common Stock (such shares of Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, and any cash payable in lieu of any fractional shares of Common Stock, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 in exchange for outstanding Shares.

          (b)  Letters of Transmittal; Surrender of Certificates; Lost
               -------------------------------------------------------
Certificate Affidavits.  As soon as reasonably practicable after the Effective
----------------------
Time, Parent shall instruct the Exchange Agent to mail to each holder of record (other than Company or any of its Subsidiaries or Parent, Merger Sub or any other Subsidiary of Parent) of a certificate or certificates that, immediately prior to the Effective Time, evidenced outstanding Shares (the "Certificates"),
(i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Common Stock (and cash in lieu of fractional shares of Common Stock as contemplated by this Section 3.1) that the aggregate number of Shares previously represented by such Certificate shall have been converted into the right to receive pursuant to Section 2.1(c), and the Certificate so surrendered shall forthwith be cancelled. No interest shall be paid or accrued on any cash payable upon the surrender of any Certificate. If payment is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the surrendered Certificate or established to the satisfaction of Parent and the Surviving Corporation that such taxes have been paid or are not applicable. In the event a Certificate shall have been lost, stolen or destroyed, upon the delivery to the Exchange Agent of an affidavit of that fact by the holder of record claiming such Certificate to be lost, stolen or destroyed, together with such bond or other surety as Parent and the Exchange Agent may reasonably require as indemnity against any claim that may be made by any other Person in respect of the Shares previously represented by the Certificate alleged to have been lost, stolen or destroyed, and compliance with all of the requirements of this Section 3.1(b) in respect of the Shares previously represented by such Certificate (other than the physical surrender of such Certificate), such Certificate shall be deemed for all purposes of this Article III to have been duly surrendered pursuant to this Section 3.1(b).

          (c)  Distributions with Respect to Unexchanged Shares. No dividends or
               ------------------------------------------------
other distributions with respect to Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Common Stock issuable upon the surrender of such Certificate pursuant to Section 3.1(b), and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.1(e), and all such dividends, other distributions and cash in lieu of fractional shares of Common Stock shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate pursuant to Section 3.1(b). Subject to the effect of applicable escheat or similar laws, following the surrender of any such Certificate pursuant to Section 3.1(b) there shall be paid to the holder of the certificate representing the whole shares of Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with respect to such whole shares of Common Stock with a record date after the Effective Time theretofore paid with respect to such whole shares of Common Stock, and the amount of any cash payable in lieu of a fractional share of Common Stock to which such holder is entitled pursuant to
Section 3.1(e), and (ii) at the appropriate payment date, the amount of dividends or other distributions with respect to such whole shares of Common Stock with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Common Stock.

          (d)  Cancellation and Retirement of Shares; No Further Rights.  As of
               --------------------------------------------------------
the Effective Time, all Shares (other than Shares to be cancelled in accordance with Section 2.1(b)) issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of any such Shares shall cease to have any rights with respect thereto or arising therefrom (including without limitation the right to vote), except the right to receive the Merger Consideration, without interest, upon surrender of such Certificate in accordance with Section 3.1(b), and until so surrendered, each such Certificate shall represent for all purposes only the right to receive the Merger Consideration, without interest. The Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms of this
Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates.

          (e)  No Fractional Shares.  (i) No certificates or scrip representing
               --------------------
fractional shares of Common Stock shall be issued upon the surrender for exchange of Certificates which have been converted pursuant to Section 2.1(c), and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

               (ii) In lieu of any such fractional shares, each holder of Shares who would otherwise have been entitled to a fraction of a share of Common Stock upon surrender of Certificates for exchange pursuant to this Section 3.1 will be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (A) the per share closing price on the NYSE of Common Stock (as reported on the NYSE Composite Transactions List) on the date on which the Effective Time occurs (or, if Common Stock does not trade on the NYSE on such date, the first date of trading of Common Stock on the NYSE after the Effective Time) by (B) the fractional interest to which such holder otherwise would be entitled. Such amount in cash shall be deemed to be substituted for any such fractional share and to constitute a portion of the Merger Consideration with respect to the related Shares.

          (f)  Investment of Exchange Fund.  The Exchange Agent shall invest any
               ---------------------------
cash included in the Exchange Fund, as directed by Parent, in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) commercial paper rated the highest quality by either Moody's Investors Services, Inc. or Standard & Poor's Corporation, or (iv) certificates of deposit, bank repurchase agreements or bankers' acceptances of commercial banks with capital exceeding $500 million. Any net earnings with respect to the Exchange Fund shall be the property of and paid over to Parent as and when requested by Parent.

          (g)  Termination of Exchange Fund.  Any portion of the Exchange Fund
               ----------------------------
which remains undistributed to the holders of Certificates for 180 days after the Effective Time shall be delivered to Parent, upon demand, and any holders of Certificates that have not theretofore complied with this Article III shall thereafter look only to Parent, and only as general creditors thereof, for payment of their claim for any Merger Consideration, any cash in lieu of fractional shares of Common Stock and any dividends or distributions with respect to Common Stock provided for in Section 3.1(c).

          (h)  No Liability.  None of Parent, Merger Sub, the Surviving
               ------------
Corporation or the Exchange Agent shall be liable to any Person in respect of any payments or distributions payable from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity (as hereinafter defined)), any amounts payable in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

          (i)  Withholding Rights.  Parent shall be entitled to deduct and
               ------------------
withhold, or cause to be deducted or withheld, from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Options or Certificates such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of applicable state, local or foreign tax law. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this

Agreement as having been paid to such holders in respect of which such deduction and withholding was made.


                                  ARTICLE IV

                        REPRESENTATIONS AND WARRANTIES

     Section 4.1   Representations and Warranties of Company.  Company
                   -----------------------------------------
represents and warrants to Parent and Merger Sub as follows:

          (a)  Organization, Standing and Corporate Power.  Each of Company and
               ------------------------------------------
each Subsidiary of Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and each has the requisite corporate power and authority to carry on its business as now being conducted. Each of Company and each Subsidiary of Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not have, individually or in the aggregate, a Material Adverse Effect (as hereinafter defined) on Company. Company has delivered to Parent true, complete and correct copies of the certificate of incorporation and bylaws of Company and each Subsidiary of Company, in each case as amended to the date of this Agreement. A true, correct and complete list of all Subsidiaries of Company, together with the jurisdiction of incorporation of each such Subsidiary and the percentage of each such Subsidiary's capital stock owned by Company or another Subsidiary, is set forth in Section 4.1(a) of the Disclosure Schedule (as hereinafter defined).

          (b)  Authority; Noncontravention.  Company has the requisite corporate
               ---------------------------
power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company, subject, in the case of the Merger, to the approval of this Agreement by its stockholders as contemplated by Section 6.3. This Agreement has been duly executed and delivered by Company and, assuming that this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity. Except as specified in Section 4.1(b) of the Disclosure Schedule, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) conflict with any of the provisions of the certificate of incorporation or bylaws of Company or any Subsidiary of Company, in each case as amended to the date of this Agreement, (ii) subject to the governmental filings and other matters referred to in Section 4.1(c), conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a material obligation, a right of termination, cancellation or acceleration of any obligation or a loss of a material benefit under, or require the consent of any Person under, any indenture or other agreement, permit, concession, franchise, license or similar instrument or undertaking to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or any of their respective assets is bound or affected, or (iii) subject to the governmental filings and other matters referred to in Section 4.1(c), contravene any domestic or foreign law, rule or regulation or any order, writ, judgment, injunction, decree, determination or award currently in effect, except for, in the case of clauses (ii) and (iii) above, such conflicts, breaches, defaults, obligations, rights (assuming the exercise thereof), losses, consents (assuming the failure thereof to be obtained) and contraventions as would not, individually or in the aggregate, have a Material Adverse Effect on Company.

          (c)  Consents and Approvals. No consent, approval or authorization of,
               ----------------------
or declaration or filing with, or notice to, any domestic or foreign governmental agency or regulatory authority (a "Governmental Entity") which has not been received or made is required by or with respect to Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Company or the consummation by Company of the transactions contemplated hereby, except for (i) the filing of premerger notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), with respect to the Merger, (ii) the filing with the Securities and Exchange Commission (the "SEC") of (A) the Proxy Statement (as hereinafter defined), and (B) such reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) the filing of the certificate of merger with the Connecticut State Secretary, (iv) such other consents, approvals, authorizations, filings or notices as are specified in
Section 4.1(c) of the Disclosure Schedule, and (v) any other consents, approvals, authorizations, filings or notices the failure of which to be made or obtained would not, individually or in the aggregate, have a Material Adverse Effect on Company.

          (d)  Capital Structure.  The authorized capital stock of Company
               -----------------
consists solely of 500,000 Shares.  At the close of business on the date hereof:
(i) 139,925 Shares were issued and outstanding, (ii) 31,710 Shares were reserved for issuance pursuant to outstanding Options granted under the Stock Option Plan, and (iii) 61,026 Shares were held by the Company in its treasury. Except as set forth in the immediately preceding sentence, at the close of business on the date hereof, no shares of capital stock or other equity securities of Company were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of Company are duly authorized, validly issued, fully paid and nonassessable. Except as specified above or in Section 4.1(d) of the Disclosure Schedule, neither Company nor any Subsidiary of Company has or is subject to or bound by or, at or after the Effective Time will have or be subject to or bound by, any outstanding option, warrant, call, subscription or other right (including any preemptive right), agreement or commitment which (i) obligates Company or any Subsidiary of Company to issue, sell or transfer, or repurchase, redeem or otherwise acquire, any shares of the capital stock of Company or any Subsidiary of Company, (ii) restricts the transfer of any shares of capital stock of Company or any of its Subsidiaries, or (iii) relates to the voting of any shares of capital stock of Company or any of its Subsidiaries. No bonds, debentures, notes or other indebtedness of Company or any Subsidiary of Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of Company or any Subsidiary of Company may vote are issued or outstanding. Except as specified in Section 4.1(d) of the Disclosure Schedule, all the outstanding shares of capital stock of each

Subsidiary of Company have been duly authorized, validly issued, fully paid and nonassessable and are owned by Company, by one or more Subsidiaries of Company or by Company and one or more such Subsidiaries, free and clear of Liens (as hereinafter defined).

          (e)  Financial Statements.  Section 4.1(e) of the Disclosure Schedule
               --------------------
sets forth true, correct and complete copies of (i) the audited consolidated balance sheets of Company and its Subsidiaries as of June 30, 1996 and June 30, 1997, and the related consolidated statements of income and cash flow for the fiscal years ended June 30, 1995, June 30, 1996 and June 30, 1997, together with the notes thereto and the report of Argy, Wiltse & Robinson thereon (collectively, the "Annual Financial Statements"), and (ii) the unaudited consolidated balance sheets of Company and its Subsidiaries as of March 31, 1997 and March 31, 1998, and the related consolidated statements of income and cash flow for the nine months ended March 31, 1997 and the nine months ended March 31, 1998 (collectively, the "Interim Financial Statements" and, together with the Annual Financial Statements, the "Financial Statements"). The Financial Statements have been prepared in accordance with GAAP (except, in the case of the Interim Financial Statements, for the omission of comprehensive notes thereto) applied on a consistent basis during the periods involved (except as may otherwise be indicated in the notes thereto) and fairly present the consolidated financial position of Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of the Interim Financial Statements, to normal year-end audit adjustments).

          (f)  Absence of Certain Changes or Events; No Undisclosed Material
               -------------------------------------------------------------
Liabilities.  (i)  Except as specified in Section 4.1(f) of the Disclosure
-----------
Schedule, since June 30, 1997, Company and its Subsidiaries have conducted their businesses only in the ordinary course, and there has not been: (A) any change, event or occurrence which has had or would have, individually or in the aggregate, a Material Adverse Effect on Company; (B) any declaration, setting aside or payment of any dividend or other distribution in respect of shares of Company's capital stock, or any redemption or other acquisition by Company of any shares of its capital stock; (C) any increase in the rate or terms of compensation payable or to become payable by Company or its Subsidiaries to their directors, officers or key employees, except increases occurring in the ordinary course of business consistent with past practice; (D) any entry into, or increase in the rate or terms of, any bonus, insurance, severance, pension or other employee or retiree benefit plan, payment or arrangement made to, for or with any such directors, officers or key employees, except increases occurring in the ordinary course of business consistent with past practices or as required by applicable law; (E) any entry into any agreement, commitment or transaction by Company or any of its Subsidiaries which is material to Company and its Subsidiaries taken as a whole, except for agreements, commitments or transactions entered into in the ordinary course of business consistent with past practice; (F) any change by Company in accounting methods, principles or practices, except as required or permitted by GAAP; (G) any write-off or write-down of, or any determination to write-off or write-down, any asset of Company or any of its Subsidiaries or any portion thereof which write-off, write-down or determination exceeds $50,000 individually or $250,000 in the aggregate; (H) any announcement or implementation of any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of Company or its Subsidiaries; or (I) any announcement of or entry into any agreement, commitment or transaction by Company or any of its Subsidiaries to do any of the things described in the preceding clauses (A) through (H) otherwise than as expressly provided for herein.

               (ii) Except as reflected in the Financial Statements or specified in Section 4.1(f) of the Disclosure Schedule, and liabilities incurred in the ordinary course of business consistent with past practice since March 31, 1998, there are no liabilities of Company or its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, due, to become due, determined, determinable or otherwise, having or which would have, individually or in the aggregate, a Material Adverse Effect on Company.

          (g)  Certain Information.  None of the information (including the
               -------------------
Financial Statements) supplied or to be supplied by Company specifically for inclusion or incorporation by reference in, or which may be deemed to be in incorporated by reference in, (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance by Parent of shares of Common Stock in the Merger (the "Form S-4") will, at the time the Form S-4 is filed with the SEC, at any time that it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the time it is filed with the SEC, at any time that it is amended or supplemented, at the time it is mailed to the stockholders of Company and at the time of the Stockholders Meeting referred to in Section 6.3, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

          (h)  Real Property; Other Assets.  (i)  Section 4.1(h)(i) of the
               ---------------------------
Disclosure Schedule sets forth all of the real property owned in fee by Company and its Subsidiaries (the "Owned Real Property").

               (ii) Company or one of its Subsidiaries has good and marketable title to each parcel of Owned Real Property and to each other asset reflected in the latest balance sheet of Company included in the Financial Statements (other than any such other asset disposed of or consumed in the ordinary course of business or as specified in Section 4.1(h)(ii) of the Disclosure Schedule) free and clear of all Liens except (A) those reflected or reserved against in the latest balance sheet of Company included in the Financial Statements, (B) taxes and general and special assessments not in default and payable without penalty and interest, and (C) other Liens that individually or in the aggregate would not have a Material Adverse Effect on Company.

               (iii) Section 4.1(h)(iii) of the Disclosure Schedule sets forth a true, correct and complete list of all leases, subleases and other agreements (the "Real Property Leases") under which Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property or facility (the "Leased Real Property"), including all modifications, amendments and supplements thereto. Prior to the date hereof, Company has made available to Parent true, correct and complete copies of all of the Real Property Leases. Except in each case where the failure would not have, individually or in the aggregate, a Material Adverse Effect on Company: (A) Company or one of its Subsidiaries has a valid and subsisting leasehold interest in each parcel of Leased Real Property free and clear of all Liens and each Real Property Lease is in full force and effect, (B) all rent and other sums and charges payable by Company or its Subsidiaries as tenants thereunder are current in all material respects, (C) no termination event or condition or uncured default of a material nature on the part of Company or any such Subsidiary or, to Company's Knowledge, the landlord, exists under any Real Property Lease, and (D) Company or one of its Subsidiaries is the sole undisputed lessee of each Leased Real Property, is in actual possession thereof and is entitled to quiet enjoyment thereof in accordance with the terms of the applicable Real Property Lease.

               (i)  Software.  (i) Section 4.1(i)(i) of the Disclosure Schedule
                    --------
sets forth under the caption "Owned Software" a true, correct and complete list of all material computer programs (source code or object code) owned by Company or any Subsidiary of Company and currently in use or in the development or testing phase (collectively, together with all other computer programs (source code or object code) owned by Company or any Subsidiary of Company, the "Owned Software"), and Section 4.1(i)(i) of the Disclosure Schedule sets forth under the caption "Licensed Software" a true, correct and complete list of all computer programs (source code or object code) licensed to Company or any Subsidiary of Company by another Person (other than any off-the-shelf computer program that is so licensed under a shrink wrap license) (collectively, the "Licensed Software" and, together with the Owned Software, the "Software").

               (ii) Except as specified in Section 4.1(i)(ii) of the Disclosure Schedule and, in the case of all Owned Software produced under a U.S. Government contract or produced under a subcontract with a prime contractor of the U.S. Government (either of the foregoing being hereinafter referred to as a "Government Contract"), subject to the rights of the U.S. Government under clauses included therein pursuant to the Federal Acquisition Regulation or the Defense Federal Acquisition Regulation Supplement (collectively, "FAR"), Company, directly or through its Subsidiaries, has good, marketable and exclusive title to, and the valid and enforceable power and unqualified right to sell, license, lease, transfer, use or otherwise exploit, all versions and releases of the Owned Software and all copyrights thereof, free and clear of all Liens. Company, directly or through its Subsidiaries, is in actual possession of the source code and object code for each computer program included in the Owned Software, and Company, directly or through its Subsidiaries, is in possession of all other documentation that is reasonably required for the effective use of the Software as currently used in Company's business or as offered or represented to Company's customers or potential customers. Company, directly or through its Subsidiaries, is in actual possession of the object code and user manuals, if any, for each computer program included in the Licensed Software. The Software constitutes all of the computer programs necessary to conduct Company's business as now conducted, and includes all of the computer programs used in the development, marketing, licensing, sale or support of the products and the services presently offered by Company. Except as specified in Section 4.1(i)(ii) of the Disclosure Schedule and, in the case of all Owned Software produced under a Government Contract, except for the rights of the U.S. Government under clauses included therein pursuant to the FAR, no Person, other than Company and its Subsidiaries has any right or interest of any kind or nature in or with respect to the Owned Software or any portion thereof or any rights to sell, license, lease, transfer, use or otherwise exploit the Owned Software or any portion thereof.

               (iii) Section 4.1(i)(iii) of the Disclosure Schedule sets forth a true, correct and complete list, by computer program, of (A) all Persons other than Company and its Subsidiaries that have been provided with the source code or have a right to be provided with the source code (including any such right that may arise after the occurrence of any specified event or circumstance, either with or without the giving of notice or passage of time or both) for any of the Owned Software, and (B) all source code escrow agreements relating to any of the Owned Software (setting forth as to any such escrow agreement the source code subject thereto and the names of the escrow agent and all other Persons who are actual or potential beneficiaries of such escrow agreement), and identifies with specificity all agreements and arrangements pursuant to which the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby would entitle any third party or parties to receive possession of the source code for any of the Owned Software or any related technical documentation. Except as specified in Section 4.1(i)(iii) of the Disclosure Schedule, no Person (other than Company and its Subsidiaries and any Person that is a party to a contract referred to in clause (v) of the first sentence of Section 4.1(l) that restricts such Person from disclosing any information concerning such source code) is in possession of, or has or has had access to, any source code for any computer program included in the Owned Software.

               (iv) Except as specified in Section 4.1(i)(iv) of the Disclosure Schedule, there are no defects in any computer program included in the Owned Software that would adversely affect the functioning thereof in accordance with any published specifications therefor. Without limiting the generality of the foregoing, all of the Owned Software has the following properties and capabilities: (A) the capability to correctly recognize and accurately process dates expressed as a four-digit number (or the binary equivalent or other machine readable iteration thereof) (collectively, the "Four-Digit Dates"); (B) the capability to accurately execute calculations using Four-Digit Dates; (C) the functionality (both on-line and batch), including entry, inquiry, maintenance and update, to support processing involving Four-Digit Dates; (D) the capability to generate interfaces and reports that support processing involving Four-Digit Dates; (E) the capability to generate and successfully transition, without human intervention, into the year 2000 using the correct system date and to thereafter continue processing with Four-Digit Dates; and (F) the capability to provide correct results in forward and backward data calculations spanning century boundaries, including the conversion of pre-2000 dates currently stored as two-digit dates; provided, however, that no representation or warranty is made as to the effect that defects in computer programs, hardware or systems provided by third parties (or the inability of such programs, hardware or systems to properly exchange date data with the Owned Software), may, when used in conjunction with the Owned Software, have on the foregoing capabilities. Each computer program included in the Software is in machine readable form and contains all current revisions. Section 4.1(i)(iv) of the Disclosure Schedule sets forth a true, correct and complete list of any current developments or maintenance efforts with respect to the Owned Software, including without limitation the development of new computer programs, enhancements or revisions to existing computer programs included in the Owned Software and software fixes in progress for any Person to whom or to which Company or a Subsidiary of Company has sold, licensed, leased, transferred or otherwise furnished Software or related products or services.

               (v) Except as specified in Section 4.1(i)(v) of the Disclosure Schedule, none of the sale, license, lease, transfer, use, reproduction, distribution, modification or other exploitation by Company, any Subsidiary of Company or any of their respective successors or assigns of any version or release of any computer program included in the Software obligates or will obligate Company, any Subsidiary of Company or any of their respective successors or assigns to pay any royalty, fee or other compensation to any other Person.

               (vi) Except as specified in Section 4.1(i)(vi) of the Disclosure Schedule, neither Company nor any of its Subsidiaries markets, or has marketed, and none of them has supported or is obligated to support, any Licensed Software.

               (vii) Except as specified in Section 4.1(i)(vii) of the Disclosure Schedule, no agreement, license or other arrangement pertaining to any of the Software (including without limitation any development, distribution, marketing, user or maintenance agreement, license or arrangement) to which Company or any Subsidiary of Company is a party will terminate or become terminable by any party thereto as a result of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

          (j)  Intellectual Property.  (i)  Section 4.1(j)(i) of the Disclosure
               ---------------------
Schedule sets forth under the caption "Owned Intellectual Property" a true, correct and complete list (including, to the extent applicable, registration, application or file numbers) of all patents and all registered or material copyrights, trademarks, trade names, service marks and domain names owned by Company or any Subsidiary of Company and used in connection with the conduct of Company's business, and all registrations of or applications for registration of any of the foregoing, including any additions thereto or extensions, continuations, renewals or divisions thereof (setting forth the registration, issue or serial number and a description of the same) (collectively, together with all trade dress, trade secrets, processes, formulae, designs, know-how and other intellectual property rights that are so owned and used, the "Owned Intellectual Property"). Company has heretofore made available to Parent true, correct and complete copies of each registration or application for registration covering any of the Owned Intellectual Property which is registered with, or in respect of which any application for registration has been filed with, any Governmental Entity. Section 4.1(j)(i) of the Disclosure Schedule sets forth under the caption "Licensed Intellectual Property" a true, correct and complete list of all patents, trademarks, trade names, service marks, domain names and material copyrights held by Company or any Subsidiary of Company under a license or similar arrangement and used in connection with the conduct of the Company's business (collectively, together with all trade dress, trade secrets, processes, formulae, designs, know-how and other intellectual property rights that are so held and used, the "Licensed Intellectual Property" and, together with the Owned Intellectual Property, the "Intellectual Property").

               Except as specified in Section 4.1(j)(ii) of the Disclosure Schedule, and, in the case of any Intellectual Property included within or associated with Owned Software produced under a Government Contract, subject to the rights of the U.S. Government under clauses included therein pursuant to the FAR, (A) Company, directly or through its Subsidiaries, has good, marketable and exclusive title to, and the valid and enforceable power and unqualified right to use, the Intellectual Property free and clear of all Liens and (B) no Person or entity other than Company and its Subsidiaries has any material right or interest of any kind or nature in or with respect to the Intellectual Property or any portion thereof or any rights to use, market or exploit the Intellectual Property or any portion thereof.

          (k)  No Infringement.  Except as specified in Section 4.1(k) of the
               ---------------
Disclosure Schedule, neither the existence nor the sale, license, lease, transfer, use, reproduction, distribution, modification or other exploitation by Company, any Subsidiary of Company or any of their respective successors or assigns of any Software or Intellectual Property, as such Software or Intellectual Property, as the case may be, is or was, or is currently contemplated to be, sold, licensed, leased, transferred, used or otherwise exploited by such Persons, does or did (i) infringe on any patent, trademark, copyright or other right of any other Person, (ii) constitute a misappropriation of any trade secret, know-how, process, proprietary information or other right of any other Person, or (iii) entitle any other Person to any interest therein, or right to compensation from Company, any Subsidiary of Company or any of their respective successors or assigns, by reason thereof. Except as specified in
Section 4.1(k) of the Disclosure Schedule, neither Company nor any of its Subsidiaries has received any complaint, assertion, threat or allegation involving matters of the type contemplated by the immediately preceding sentence or has Knowledge of any facts or circumstances that would give rise to any such lawsuit, claim, demand, proceeding or investigation. Except as specified in
Section 4.1(k) of the Disclosure Schedule and, in the case of any Owned Software produced under a Government Contract or any Owned Intellectual Property included within or associated with any such Owned Software, subject to the rights of the U.S. Government under clauses included in such Government Contract pursuant to the FAR, there are no restrictions on the ability of Company, any Subsidiary of Company or any of their respective successors or assigns to sell, license, lease, transfer, use, reproduce, distribute, modify or otherwise exploit any Owned Software or Owned Intellectual Property.

          (l)  Material Contracts.  Section 4.1(l) of the Disclosure Schedule
               ------------------
sets forth a true, correct and complete list of all of the following contracts to which Company or any of its Subsidiaries is a party or by which any of them is bound (collectively, the "Material Contracts"): (i) contracts with any current officer or director of Company or any of its Subsidiaries; (ii) contracts pursuant to which Company or any of its Subsidiaries licenses other Persons to use the Software and pursuant to which other Persons license Company or any of its Subsidiaries to use the Licensed Software; (iii) contracts (A) for the sale of any of the assets of Company or any of its Subsidiaries, other than contracts entered into in the ordinary course of business or (B) for the grant to any Person of any preferential rights to purchase any of its assets; (iv) contracts which restrict Company or any of its Subsidiaries from competing in any line of business or with any Person in any geographical area or which restrict any other Person from competing with Company or any of its Subsidiaries in any line of business or in any geographical area; (v) contracts which restrict Company or any of its Subsidiaries from disclosing any information concerning or obtained from any other Person or which restrict any other Person from disclosing any information concerning or obtained from Company or any of its Subsidiaries; (vi) indentures, credit agreements, security agreements, mortgages, guarantees, promissory notes and other contracts relating to the borrowing of money; (vii) contracts and purchase orders with agencies and instrumentalities of the U.S. Government; (viii) subcontracts and purchase orders with prime contractors of agencies and instrumentalities of the U.S. Government; and (ix) all other agreements, contracts or instruments entered into outside of the ordinary course of business or which are material to Company. Company has heretofore made available to Parent true, correct and complete copies of all of the Material Contracts. Except as specified in Section 4.1(l) of the Disclosure Schedule, all of the Material Contracts are in full force and effect and are the legal, valid and binding obligation of Company and/or its Subsidiaries, enforceable against them in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Except as specified in Section 4.1(l) of the Disclosure Schedule, neither Company nor any of its Subsidiaries is in breach or default in any material respect under any Material Contract nor, to the Knowledge of Company, is any other party to any Material Contract in breach or default thereunder in any material respect. Except as specified in Section 4.1(l) of the Disclosure Schedule, neither Company nor any of its Subsidiaries has received in writing any cure notice, notice of default or notice of termination for convenience in respect of any Material Contract described in clauses (vii) or (viii) of the first sentence of this Section 4.1(l).

          (m)  Litigation, etc.  As of the date hereof, except as specified in
               ---------------
Section 4.1(m) of the Disclosure Schedule, (i) there is no suit, claim, action, proceeding (at law or in equity) or investigation pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries before any court or other Governmental Entity, and (ii) neither Company nor any of its Subsidiaries is subject to any outstanding order, writ, judgment, injunction, decree or arbitration order or award that, in any such case described in clauses
(i) and (ii), has had or would have, individually or in the aggregate, a Material Adverse Effect on Company. As of the date hereof, there are no suits, claims, actions, proceedings or investigations pending or, to the Knowledge of Company, threatened, seeking to prevent, hinder, modify or challenge the trans actions contemplated by this Agreement.

          (n)  Compliance with Applicable Laws.  All federal, state, local and
               -------------------------------
foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights ("Permits") necessary for each of Company and its Subsidiaries to own, lease or operate its properties and assets and to carry on its business as now conducted have been obtained or made, and there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits which lack or default would not have, individually or in the aggregate, a Material Adverse Effect on Company. Except as disclosed in Section 4.1(n) of the Disclosure Schedule, Company and its Subsidiaries are in compliance with all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Entity, except for non-compliance which would not have, individually or in the aggregate, a Material Adverse Effect on Company.

          (o)  Environmental Laws.  Except as specified in Section 4.1(o) of the
               ------------------
Disclosure Schedule and as would not have, individually or in the aggregate, a Material Adverse Effect on Company: (A) neither Company nor any of its Subsidiaries has violated or is in violation of any Environmental Law; (B) none of the Owned Real Property or Leased Real Property (including without limitation soils and surface and ground waters) are contaminated with any Hazardous Substance in quantities which require investigation or remediation under Environmental Laws; (C) neither Company nor any of its Subsidiaries is liable for any off-site contamination; (D) neither Company nor any of its Subsidiaries has any liability or remediation obligation under any Environmental Law; (E) no assets of Company or any of its Subsidiaries are subject to pending or threatened Liens under any Environmental Law; (F) Company and its

Subsidiaries have all Permits required under any Environmental Law ("Environmental Permits"); and (G) Company and its Subsidiaries are in compliance with their respective Environmental Permits.

          (p)  Taxes.  Except as specified in Section 4.1(p) of the Disclosure
               -----
Schedule:

               (i) Except where the failure to do so would not have, individually or in the aggregate, a Material Adverse Effect on Company, each of Company and each Subsidiary of Company (and any affiliated or unitary group of which any such Person was a member) has (A) timely filed all federal, state, local and foreign returns, declarations, reports, estimates, information returns and statements ("Returns") required to be filed by or for it in respect of any Taxes (as hereinafter defined) and has caused such Returns as so filed to be true, correct and complete, (B) to the extent required by GAAP, established reserves that are reflected in Company's most recent financial statements included in the Financial Statements and that as so reflected are adequate for the payment of all Taxes not yet due and payable with respect to the results of operations of Company and its Subsidiaries through the date hereof, and (C) timely withheld and paid over to the proper taxing authorities all Taxes and other amounts required to be so withheld and paid over. Each of Company and each Subsidiary of Company (and any affiliated or unitary group of which any such Person was a member) has timely paid all Taxes that are shown as being due on the Returns referred to in the immediately preceding sentence.

               (ii) (A) There has been no taxable period since 1991 for which a Return of Company or any of its Subsidiaries has been examined by the Internal Revenue Service (the "IRS"), (B) all examinations described in clause (A) have been completed without the assertion of material deficiencies, and (C) except for alleged deficiencies which have been finally and irrevocably resolved, Company has not received formal or informal notification that any deficiency for any Taxes, the amount of which would have, individually or in the aggregate, a Material Adverse Effect on Company, has been or will be proposed, asserted or assessed against Company or any of its Subsidiaries by any federal, state, local or foreign taxing authority or court with respect to any period.

               (iii) Neither Company nor any of its Subsidiaries has (A) executed or entered into with the IRS or any other taxing authority any agreement or other document that continues in force and effect beyond the Effective Time and that extends or has the effect of extending the period for assessments or collection of any federal, state, local or foreign Taxes, (B) executed or entered into with the IRS or any other taxing authority any closing agreement or other similar agreement (nor has Company or any of its Subsidiaries received any ruling, technical advice memorandum or similar determination) affecting the determination of Taxes required to be shown on any Return not yet filed, or (C) requested any extension of time to be granted to file after the Effective Time any Return required by applicable law to be filed by it.

               (iv) Neither Company nor any of its Subsidiaries has made an election under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by Company or any of its Subsidiaries. None of the assets of Company or any of its Subsidiaries is required to be treated as being owned by any other Person pursuant to the "safe harbor" leasing provisions of Section 168(f)(8) of the Internal Revenue Code of 1954 as formerly in effect.

               (v) Neither Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing agreement or similar agreement or arrangement.

               (vi) Company has not agreed to make, nor is it required to make, any material adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

               (vii) Neither Company nor any of its Subsidiaries is, or has been, a United States Real Property Holding Corporation within the meaning of
Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

               (viii) Except for the group of which Company is presently a member, Company has never been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than as a common parent corporation, and each of Company's Subsidiaries has never been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, except where Company was the common parent of such affiliated group.

               (ix) Neither Company nor any Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted, or would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

          For purposes of this Agreement, "Taxes" shall mean all federal, state, local, foreign income, property, sales, excise, employment, payroll, franchise, withholding and other taxes, tariffs, charges, fees, levies, imposts, duties, licenses or other assessments of every kind and description, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

          (q)  Benefit Plans.  Section 4.1(q) of the Disclosure Schedule sets
               -------------
forth a true, correct and complete list of all the employee benefit plans (as that phrase is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) maintained or contributed to (or to which Company has any obligation to contribute) for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries ("Company ERISA Plans") and any other benefit or compensation plan, program or arrangement maintained or contributed (or to which Company has any obligation to contribute) to for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries (Company ERISA Plans and such other plans being referred to as "Company Plans"). Company has furnished or made available to Parent and its representatives a true, correct and complete copy of every document pursuant to which each Company Plan is established or operated (including any summary plan descriptions), a written description of any Company Plan for which there is no written document, and, except as specified in Section 4.1(q) of the Disclosure Schedule, the most recent annual report, financial statements and actuarial valuations with respect to each Company Plan. Except as specified in Section 4.1(q) of the Disclosure Schedule:

               (i) none of the Company ERISA Plans is a "multiemployer plan" within the meaning of ERISA;

               (ii) none of the Company Plans promises or provides retiree health benefits or retiree life insurance benefits to any Person;

               (iii) none of the Company Plans provides for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit by reason of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement;

               (iv) neither Company nor any of its Subsidiaries has an obligation to adopt, or is considering the adoption of, any new benefit or compensation plan, program or arrangement or, except as required by law, the amendment of any Company Plan;

               (v)    each Company ERISA Plan intended to be qualified under
Section 401(a) of the Code has received a favorable determination letter from the IRS that it is so qualified and nothing has occurred since the date of such letter that would affect the qualified status of such Company ERISA Plan;

               (vi) each Company Plan has been operated in accordance with its terms and the requirements of all applicable law, and no prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any Company ERISA Plan;

               (vii) neither Company nor any of its Subsidiaries or members of their "controlled group" has incurred any direct or indirect liability under the Code or ERISA in connection with the termination of, withdrawal from, or failure to fund any Company ERISA Plan subject to Title IV of ERISA or other retirement plan or arrangement, and no fact or event exists that would give rise to any such liability;

               (viii) the aggregate accumulated benefit obligations of each Company ERISA Plan subject to Title IV of ERISA (as of the date of the most recent actuarial valuation prepared for such Company ERISA Plan and based on the discount rate and other actuarial assumptions used in such valuation) do not exceed the fair market value of the assets of such Company ERISA Plan (as of the date of such valuation);

               (ix) Company is not aware of any claims relating to the Company Plans, other than routine claims for benefits; and

               (x) none of the Company Plans provides for benefits or other participation therein, and Company has received no claims or demands for participation in or benefits under any Company Plan, by any individual classified or treated by the Company as an independent contractor;

provided, however, that the failure of the representations set forth in clauses
(v), (vi), (vii), (ix) and (x) to be true and correct shall not be deemed to be a breach of any such representation unless such failures would have, individually or in the aggregate, a Material Adverse Effect on Company.

          (r)  Absence of Changes in Benefit Plans.  Except as disclosed in
               -----------------------------------
Section 4.1(r) of the Disclosure Schedule, since the date of the most recent Annual Financial Statements, neither Company nor any of its Subsidiaries has adopted or agreed to adopt any collective bargaining agreement or any Company Plan.

          (s)  Labor Matters.  (i)  Section 4.1(s)(i) of the Disclosure Schedule
               -------------
sets forth a true, correct and complete list of all employment, labor or collective bargaining agreements to which Company or any of its Subsidiaries is a party. Company has heretofore made available to Parent true, complete and correct copies of the agreements listed in Section 4.1(s)(i) of the Disclosure Schedule, together with all amendments, modifications, supplements or side letters affecting the duties, rights and obligations of any party thereunder.

               (ii) No employees of Company or any of its Subsidiaries are represented by any labor organization and, to the Knowledge of Company, no labor organization or group of employees of Company or any of its Subsidiaries has made a pending demand for recognition or certification. There are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority and, to the Knowledge of Company, there are no organizing activities involving Company or any of its Subsidiaries pending with any labor organization or group of employees of Company or any of its Subsidiaries.

               (iii) Except as specified in Section 4.1(s)(iii) of the Disclosure Schedule, there are no (A) unfair labor practice charges, grievances or complaints pending or threatened in writing by or on behalf of any employee or group of employees of Company or any of its Subsidiaries, or (B) complaints, charges or claims against Company or any of its Subsidiaries pending, or threatened in writing to be brought or filed, with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by Company or any of its Subsidiaries.

          (t)  Tax and Accounting Matters.  Neither Company nor any of its
               ---------------------------
Affiliates has taken or agreed to take any action, and Company is not aware of any circumstances relating to Company or its Affiliates, that (i) would prevent the Merger from being accounted for as a pooling of interests or (ii) would prevent the Merger from constituting a reorganization within the meaning of
Section 368(a) of the Code.

          (u)  Brokers. No broker, investment banker, financial advisor or other
               -------
Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Company.

          (v)  Written Opinion of Financial Advisor to ESOP.  The Mystech
               --------------------------------------------
Associates, Inc. Employee Stock Ownership Plan (the "ESOP") has received the written opinion of Willamette Management Associates, dated May 27, 1998 (a true, correct and complete copy of which has been delivered to Parent and Company), to the effect that, based upon and subject to the matters set forth therein and as of the date thereof, (i) the consideration to be received by the ESOP for the Shares held by it pursuant to the transactions contemplated hereby is at least equal to the fair market value of such Shares and (ii) the terms and conditions of the transactions contemplated hereby are fair to the ESOP from a financial point of view, and such opinion has not been withdrawn or modified.

          (w)  Voting Requirements.  The affirmative vote of the holders of two-
               -------------------
thirds of the outstanding Shares entitled to vote at the Stockholders Meeting with respect to the approval of this Agreement is the only vote of the holders of any class or series of Company's capital stock or other securities required in connection with the consummation by Company of the Merger and the other transactions contemplated hereby to be consummated by Company. Approximately 50.2% of the outstanding Shares are held of record by the trustees of the ESOP, and are subject to provisions of the ESOP applicable to the voting thereof. The restrictions contained in Part XII of the CBCA are not applicable to the transactions contemplated hereby, including the transactions contemplated by the Stockholder Agreement.

          (x)  Disclosure.  None of (i) the information contained in the
               ----------
Disclosure Schedule (other than Section 4.2 thereof), (ii) any other written information furnished to Parent by Company, or (iii) the representations and warranties of Company contained in this Section 4.1, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not false or misleading.

     Section 4.2  Representations and Warranties of Parent and Merger Sub.
                  -------------------------------------------------------
Parent and Merger Sub represent and warrant to Company as follows:

          (a)  Organization, Standing and Corporate Power.  Each of Parent and
               ------------------------------------------
Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and each has the requisite corporate power and authority to carry on its business as it is now being conducted.

          (b)  Authority; Noncontravention.  Parent and Merger Sub have the
               ---------------------------
requisite corporate power and authority to enter into this Agreement. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by the respective Boards of Directors of Parent and Merger Sub (or the Executive Committee thereof) and have been duly approved by Parent as sole stockholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement constitutes a valid and binding obligation of Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each such party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principals of equity. Except as specified in Section 4.2(b) of the Disclosure Schedule, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement will not (i) conflict with any of the provisions of the certificate of incorporation or bylaws of Parent or the certificate of incorporation or bylaws of Merger Sub, in each case as amended to the date of this Agreement, (ii) subject to the governmental filings and other matters referred to in Section 4.2(c), conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a material obligation, a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or require the consent of any Person under, any indenture, or other agreement, permit, concession, franchise, license or similar instrument or undertaking to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective assets is bound or affected, or
(iii) subject to the governmental filings and other matters referred to in
Section 4.2(c), contravene any law, rule or regulation, or any order, writ, judgment, injunction, decree, determination or award currently in effect, except for, in the case of clauses (ii) and (iii) above, such conflicts, breaches, defaults, obligations, rights (assuming the exercise thereof), losses, consents (assuming the failure thereof to be obtained) and contraventions as would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

          (c)  Consents and Approvals. No consent, approval or authorization of,
               ----------------------
or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub, as the case may be, of any of the transactions contemplated hereby, except for (i) the filing of premerger notification and report forms under the HSR Act with respect to the Merger, (ii) the filing with the SEC of the Form S-4 and such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) the filing of the certificate of merger with the Connecticut State Secretary, (iv) such other consents, approvals, authorizations, filings or notices as are specified in Section 4.2(c) of the Disclosure Schedule, and (v) any other consents, approvals, authorizations, filings or notices the failure of which to be made or obtained would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

          (d)  Capital Structures.   The authorized capital stock of Parent
               -------------------
consists of (i) 125,000,000 shares of Common Stock, and (ii) 10,000,000 shares of preferred stock, par value $0.10 per share, of which 1,250,000 shares have been designated Series A Junior Participating Preferred Stock. At the close of business on May 22, 1998, (i) 78,263,870 shares of Common Stock were issued and outstanding, (ii) 2,622,192 shares of Common Stock were held by Parent in its treasury, (iii) 17,276,370 shares of Common Stock were reserved for issuance pursuant to outstanding options to purchase shares of Common Stock granted under Parent's stock option plans, (iv) 3,500,000 shares of Common Stock were reserved for issuance pursuant to Parent's employee stock purchase plan, and (v) 1,250,000 shares of Series A Junior Participating Preferred Stock were reserved for issuance pursuant to the Rights. Except as set forth in the immediately preceding sentence and for the Rights accompanying the issued and outstanding shares of Common Stock referred to therein and to accompany (subject to the provisions of the Rights Agreement) each share of Common Stock subsequently issued by Parent or delivered from

Parent's treasury, at the close of business on May 22, 1998, no shares of capital stock or other equity securities of Parent were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of Parent are, and all shares of Common Stock which may be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, $0.01 par value per share, 1,000 of which have been validly issued, are fully paid and nonassessable and are owned by Parent. No bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of Parent may vote are issued or outstanding. Except as set forth above, Parent does not have any outstanding option, warrant, subscription or other right, agreement or commitment which (i) obligates Parent to issue, sell or transfer, repurchase, redeem or otherwise acquire any shares of the capital stock of Parent, (ii) restricts the transfer of Common Stock or (iii) relates to the voting of Common Stock.

          (e)  SEC Documents.  Parent has filed all required reports, schedules,
               --------------
forms, statements and other documents with the SEC since September 30, 1994 (such reports, schedules, forms, statements and other documents are hereinafter referred to as the "Parent SEC Documents"). As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such dates contained any untrue statements of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Parent included in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-Q of the
SEC) applied on a consistent basis during the periods involved (except as may otherwise be indicated in the notes thereto) and fairly present the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments).

          (f)  Absence of Certain Changes or Events.  Except as disclosed in the
               -------------------------------------
Parent SEC Documents filed and publicly available prior to the date of this Agreement (the "Filed Parent SEC Documents") or in Section 4.2(f) of the Disclosure Schedule, since the date of the most recent audited financial statements included in the Filed Parent SEC Documents, Parent and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice, and there has not been any change, event or occurrence which has had or would have, individually or in the aggregate, a Material Adverse Effect on Parent.

          (g)  Certain Information.  None of the information supplied or to be
               -------------------
supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in, or which may be deemed to be incorporated by reference in, (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the time it is filed with the SEC, at any time that it is amended or supplemented, mailed to the stockholders of Company and at the time of the Stockholders Meeting referred to in Section 6.3, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, to the extent applicable, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in such documents based on information supplied by or on behalf of Company specifically for inclusion or incorporation by reference therein, or which may be deemed to be incorporated by reference therein.

          (h)  Brokers. No broker, investment banker, financial advisor or other
               -------
Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

          (i)  Tax and Accounting Matters.  Neither Parent nor Merger Sub has
               --------------------------
taken or agreed to take any action, and Parent is not aware of any circumstances relating to Parent or Merger Sub, or any of their respective Affiliates, that
(i) would prevent the Merger from being accounted for as a pooling of interests or (ii) would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

          (j)  Disclosure.  None of (i) the information contained in Section 4.2
               ----------
of the Disclosure Schedule, (ii) any other written information furnished to Company by Parent, or (iii) the representations and warranties of Parent contained in this Section 4.2, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not false or misleading.


                                   ARTICLE V

                        CONDUCT OF BUSINESS OF COMPANY

     Section 5.1  Conduct of Business of Company.  Except as expressly provided
                  ------------------------------
for herein, during the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement as provided herein, Company shall, and shall cause each of its Subsidiaries to, act and carry on its business only in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use all reasonable efforts to preserve intact its current business organizations, keep available the services of its current key officers and employees and preserve the goodwill of those engaged in material business relationships with Company, and to that end, without limiting the generality of the foregoing, Company shall not, and shall not permit any of its Subsidiaries to, without the prior consent of Parent:

               (i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its outstanding capital stock (other than, with respect to a Subsidiary of Company, to its corporate parent), (B) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, or (C) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares, except, in the case of this clause (C), for the acquisition of Shares from holders of Options in full or partial payment of the exercise price payable by such holder upon exercise of Options;

               (ii) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, other than upon the exercise of Options outstanding on the date of this Agreement;

               (iii) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents;

               (iv) directly or indirectly acquire, make any investment in, or make any capital contributions to, any Person other than in the ordinary course of business consistent with past practice;

               (v) directly or indirectly sell, pledge or otherwise dispose of or encumber any of its properties or assets that are material to its business, except for sales, pledges or other dispositions or encumbrances in the ordinary course of business consistent with past practice;

               (vi) (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, other than indebtedness owing to or guarantees of indebtedness owing to Company or any direct or indirect wholly owned Subsidiary of Company or (B) make any loans or advances to any other Person, other than to Company or to any direct or indirect wholly owned Subsidiary of Company and other than routine advances to employees consistent with past practice, except, in the case of clause (A), for borrowings under existing credit facilities described in the Financial Statements in the ordinary course of business consistent with past practice;

               (vii) grant or agree to grant to any officer, employee or consultant any increase in wages or bonus, severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing Company Plans, except as may be required under existing agreements or by law and normal, regularly scheduled increases in respect of non-officer employees consistent with past practices;

               (viii) enter into or amend any employment, consulting, severance or similar agreement with any individual, except with respect to new hires of non-officer employees in the ordinary course of business consistent with past practice;

               (ix) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any agreement relating to an Acquisition Proposal (as hereinafter defined);

               (x) make any tax election or settle or compromise any income tax liability of Company or of any of its Subsidiaries involving on an individual basis more than $50,000;

               (xi) make any change in any method of accounting or accounting practice or policy, except as required by any changes in GAAP;

               (xii) enter into any agreement, understanding or commitment that restrains, limits or impedes Company's ability to compete with or conduct any business or line of business, except for any such agreement, understanding or commitment entered into in the ordinary course of business consistent with past practice;

               (xiii) plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of Company or its Subsidiaries;

               (xiv) accelerate the collection of any account receivable or delay the payment of any account payable, or otherwise reduce the assets or increase the liabilities of Company or any of its Subsidiaries otherwise than in the ordinary course of business consistent with past practice, in any such case with the purpose or effect of using the resulting increase in the cash flow of Company or any of its Subsidiaries to reduce the total indebtedness of Company and its Subsidiaries for money borrowed; or

               (xv) authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this
Section 5.1.


                                  ARTICLE VI

                             ADDITIONAL COVENANTS

     Section 6.1  Preparation of the Proxy Statement and the Form S-4. As soon
                  ---------------------------------------------------
as practic able following the date hereof:

               (i) Company and Parent shall jointly prepare for inclusion in the Form S-4 a proxy statement (the "Proxy Statement") relating to the Merger in accordance with the Exchange Act and the rules and regulations under the Exchange Act, to the extent applicable, with respect to the transactions contemplated hereby. Company, Parent and Merger Sub shall cooperate with each other in the preparation of the Proxy Statement. Company and Parent shall use all reasonable efforts to respond promptly to any comments made by the SEC with respect to the Proxy Statement, to cause the Form S-4 to be declared effective under the Securities Act as promptly as practicable after the filing thereof with the SEC and to cause the Proxy Statement to be mailed to the stockholders of Company at the earliest practicable date after the Form S-4 is declared effective by the SEC.

               (ii) Parent shall prepare and file with the SEC the Form S-4. Each of Company and Parent shall use all reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Common Stock in the Merger, and Company shall furnish all information concerning Company and the holders of the Shares as may be reasonably requested in connection with any such action.

               (iii) Without limiting the generality of the foregoing, Company and Parent shall notify each other promptly of the receipt of the comments of the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement and Form S-4, or for additional information, and shall supply each other with copies of all correspondence between them or their respective representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Proxy Statement and Form S-4. If at any time prior to the Stockholders Meeting (as hereinafter defined) any event should occur relating to Company or Parent or their respective officers or directors which is required to be described in an amendment or supplement to the Proxy Statement and Form S-4, the parties shall promptly inform each other. Whenever any event occurs which is required to be described in an amendment or a supplement to the Proxy Statement and Form S-4, Company and Parent shall, upon learning of such event, cooperate in promptly preparing, filing and (to the extent applicable) clearing with the SEC and mailing to the stockholders of Company such amendment or supplement; provided, however, that, prior to such mailing, (A) Company and Parent shall consult with each other with respect to such amendment or supplement, (B) Company and Parent shall afford each other reasonable opportunity to comment thereon, and (C) each such amendment or supplement shall be reasonably satisfactory to the other.

     Section 6.2  Accountants' Letters, Etc. (a)  Company shall use all
                  --------------------------
reasonable efforts to cause to be delivered to Parent a letter of Argy, Wiltse & Robinson, Company's independent public accountants, dated a date within two Business Days before the date on which the Form S-4 shall become effective, and a letter of Argy, Wiltse & Robinson, dated a date within two Business Days before the Closing Date, each addressed to Company and Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

          (b) Company shall deliver or cause to be delivered to Ernst & Young, LLP, Parent's independent public accountants ("Ernst & Young"), such information and certifications as Ernst & Young may reasonably request in connection with the preparation and delivery of the letter described in Section 6.2(d), including a list of all "affiliates" of Company for purposes of

Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations (together, in the event such list does not include all officers of Company, with an opinion of counsel reasonable satisfactory to Ernst & Young to the effect that all such officers who are affiliates within the meaning of the federal securities laws are included on such list).

          (c) Parent shall use all reasonable efforts to cause to be delivered to Company a letter of Ernst & Young, dated a date within two Business Days before the date on which the Form S-4 shall become effective, and a letter of Ernst & Young, dated a date within two Business Days before the Closing Date, each addressed to Parent and Company, in form and substance reasonably satisfactory to Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

          (d) Parent shall use all reasonable efforts to cause to be delivered to Company a letter of Ernst & Young, addressed to Parent and dated as of the Closing Date, setting forth the concurrence of Ernst & Young with Parent's management's conclusion that the Merger will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations if consummated in accordance with this Agreement.

     Section 6.3  Stockholders Meeting. Company shall take all action necessary,
                  --------------------
in accordance with the CBCA, the Exchange Act (to the extent applicable) and other applicable law and its certificate of incorporation and bylaws, to convene and hold a special meeting of the stockholders of Company (the "Stockholders Meeting") as promptly as practicable after the date hereof for the purpose of considering and voting upon this Agreement and to solicit proxies pursuant to the Proxy Statement in connection therewith. Subject to the provisions of
Section 6.7(b), the Board of Directors of Company shall recommend that the holders of the Shares vote in favor of the approval of this Agreement at the Stockholders Meeting and shall cause such recommendation to be included in the Proxy Statement. At the Stockholders Meeting, Parent and Merger Sub shall vote any Shares beneficially owned by them (which may be voted by them pursuant to applicable law) in favor of the approval of this Agreement.

     Section 6.4  Access to Information; Confidentiality.  Each of Parent and
                  --------------------------------------
Company shall, and shall cause each of its Subsidiaries to, afford to the other and its officers, employees, counsel, financial advisors and other representatives access during normal business hours throughout the period prior to the Effective Time to all its properties, books, contracts, commitments, Returns, personnel and records and, during such period, each of Parent and Company shall, and shall cause each of its Subsidiaries to, furnish as promptly as practicable to the other such information concerning its business, properties, financial condition, operations and personnel as the other may from time to time request. Any such investigation by Parent or Company shall not affect the representations or warranties contained in this Agreement. Except as required by law, Parent and Company will hold, and will cause its directors, officers, employees, accountants, counsel, financial advisors and other representatives and Affiliates to hold, any non-public information obtained from the other in confidence to the extent required by, and in accordance with the provisions of, the letter agreement, dated May 5, 1997, between Parent and Company with respect to confidentiality and other matters.

     Section 6.5  Reasonable Efforts.  On the terms and subject to the
                  ------------------
conditions set forth in this Agreement, each of the parties shall use all reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including the satisfaction of the respective conditions set forth in Article VII.

     Section 6.6  Public Announcements.  Parent and Merger Sub, on the one
                  --------------------
hand, and Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release, SEC filing (including without limitation the Form S-4 and the Proxy Statement) or other public statements with respect to the transactions contemplated hereby, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, by court process or by obligations pursuant to any listing agreement with any national securities exchange.

     Section 6.7  No Solicitation; Acquisition Proposals.  (a)  During the
                  --------------------------------------
period from and including the date of this Agreement to and including the Effective Time, Company shall not, and shall not authorize or permit any of its Subsidiaries, or any of its or their Affiliates, officers, directors, employees, agents or representatives (including without limitation any investment banker, financial advisor, attorney or accountant retained by Company or any of its Subsidiaries), to, directly or indirectly, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries, any expression of interest or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, or enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal; provided, however, that nothing in this Agreement shall prohibit the Board of Directors of Company, prior to the time at which this Agreement shall have been approved by Company's stockholders, from furnishing information to, or entering into, maintaining or continuing discussions or negotiations with, any Person that makes an unsolicited, bona fide written Acquisition Proposal after the date hereof if, and to the extent that, the Board of Directors of Company, after consultation with and based upon the advice of independent legal counsel, determines in good faith that (i) such Acquisition Proposal would be more favorable to Company's stockholders than the Merger, and (ii) the failure to take such action would result in a breach by the Board of Directors of Company of its fiduciary duties to Company's stockholders under applicable law, and, prior to furnishing any non-public information to such Person, Company receives from such Person an executed confidentiality agreement with provisions no less favorable to Company than the letter agreement relating to the furnishing of confidential information of Company to Parent referred to in the last sentence of Section 6.4. Company shall promptly (and, in any event within 24 hours) notify Parent after receipt of any Acquisition Proposal or any request for information relating to Company or any of its Subsidiaries or for access to the properties, books or records of Company or any of its Subsidiaries by any Person who has informed Company that such Person is considering making, or has made, an Acquisition Proposal (which notice shall identify the Person making, or considering making, such Acquisition Proposal and shall set forth the material terms of any Acquisition Proposal received), and

Company shall keep Parent informed in reasonable detail of the terms, status and other pertinent details of any such Acquisition Proposal.

          (b) During the period from and including the date of this Agreement to and including the Effective Time, neither the Board of Directors of Company nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval of this Agreement or the transactions contemplated hereby or the recommendation referred to in the penultimate sentence of Section 6.3; provided, however, that nothing contained in this Agreement will prohibit the Board of Directors of Company from withdrawing or modifying the recommendation referred to in the penultimate sentence of Section 6.3 following the receipt by Company after the date hereof, under circumstances not involving any breach of the provisions of
Section 6.7(a), of an unsolicited Acquisition Proposal if, and to the extent that, the Board of Directors of Company, after consultation with and based upon the advice of independent legal counsel, determines in good faith that (i) the transactions contemplated by such Acquisition Proposal would be more favorable to Company's stockholders than the transactions contemplated hereby, and (ii) the failure to take such action would result in a breach by the Board of Directors of Company of its fiduciary duties to Company's stockholders under applicable law.

          (c) Nothing in this Section 6.7, and no action taken by the Board of Directors of the Company pursuant to this Section 6.7, will (i) have any effect on Company's obligations under the first sentence of Section 6.3, which obligations shall be absolute and unconditional, (ii) permit Company to terminate this Agreement, (iii) permit Company to enter into any agreement providing for any transaction contemplated by an Acquisition Proposal for as long as this Agreement remains in effect, or (iv) affect in any manner any other obligation of Company under this Agreement.

          (d) For purposes of this Agreement, "Acquisition Proposal" means an inquiry, offer, proposal or other indication of interest regarding any of the following (other than the transactions contemplated hereby with Parent or Merger
Sub) involving Company: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of Company and its Subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any tender offer or exchange offer for 20% percent or more of the outstanding shares of capital stock of Company or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     Section 6.8  Consents, Approvals and Filings.  Upon the terms and subject
                  -------------------------------
to the conditions hereof, each of the parties hereto shall (a) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act and the Exchange Act, with respect to the Merger and the other transactions contemplated hereby and (b) use all reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger and the other transactions contemplated hereby, including without limitation using all reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to contracts with Company and its Subsidiaries as are necessary for the consummation of the Merger and the other transactions contemplated hereby and to fulfill the conditions to the Merger; provided, however, that in no event shall Parent or any of its Subsidiaries be required to agree or commit to divest, hold separate, offer for sale, abandon, limit its operation of or take similar action with respect to any assets (tangible or intangible) or any business interest of it or any of its Subsidiaries (including without limitation the Surviving Corporation after consummation of the Merger) in connection with or as a condition to receiving the consent or approval of any Governmental Entity (including without limitation under the HSR Act). In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use all reasonable efforts to take all such action.

     Section 6.9   Board Action Relating to Stock Option Plan.  As soon as
                   ------------------------------------------
practicable following the date of this Agreement, the Board of Directors of Company (or, if appropriate, any committee administering the Stock Option Plan) shall adopt such resolutions and take such actions as may be required to cause each outstanding Option to be automatically converted, at the Effective Time, into a Substitute Option in accordance with Section 2.2, and shall make such other changes to the Stock Option Plan as it deems appropriate to give effect to the Merger (subject to the approval of Parent, which shall not be unreasonably withheld).

     Section 6.10  Employee Benefit Matters.  (a)  From and after the Effective
                   ------------------------
Time, Parent shall, and shall cause its Subsidiaries (including the Surviving Corporation) to, honor and provide for payment of all accrued obligations and benefits under all Company Plans and employment or severance agreements between Company and Persons who are or had been employees of Company or any of its Subsidiaries at or prior to the Effective Time ("Covered Employees"), all in accordance with their respective terms.

             (b) From and after the Effective Time, Parent shall, and shall cause its Subsidiaries (including the Surviving Corporation) to, provide Covered Employees who remain in the employ of Parent or any such Subsidiary employee benefits that are reasonably comparable to the employee benefits provided to similarly situated employees of Parent or any such Subsidiary who are not Covered Employees. To the extent that Covered Employees are included in any benefit plan of Parent or its Subsidiaries, Parent agrees that the Covered Employees shall receive credit under such plan (other than any such plan providing for sabbaticals) for service prior to the Effective Time with Company and its Subsidiaries to the same extent such service was counted under similar Company Plans for purposes of eligibility, vesting, eligibility for retirement (but not for benefit accrual) and, with respect to vacation, disability and severance, benefit accrual. To the extent that Covered Employees are included in any medical, dental or health plan other than the plan or plans they participated in at the Effective Time, Parent agrees that any such plans shall not include pre-existing condition exclusions, except to the extent such exclusions were applicable under the similar Company Plan at the Effective Time, and shall provide credit for any deductibles and co-payments applied or made with respect to each Covered Employee in the calendar year of the change. Parent shall amend its benefit plans to the extent, if any, necessary to implement the provisions of this Section 6.10(b).

          (c) Notwithstanding anything in this Agreement to the contrary, from and after the Effective Time, the Surviving Corporation will have sole discretion over the hiring, promotion, retention, firing and other terms and conditions of the employment of employees of the Surviving Corporation. Except as otherwise provided in this Section 6.10, nothing herein shall prevent Parent or the Surviving Corporation from amending or terminating any Company Plan in accordance with its terms.

       Section 6.11 Treatment of Certain Company Plans.  (a)  As promptly as
                    ----------------------------------
practicable (and in no event more than 90 days) after the Effective Time, Parent shall take, or cause to be taken, all actions necessary to effect the merger (the "Plan Merger") of the ESOP and the Mystech Associates, Inc. 401(k) Plan with and into the Sterling Software, Inc. Savings and Security Plan (the "Parent Plan"). Throughout the period from the Effective Time to the time the Plan Merger is effected, Parent shall take, or cause to be taken, all actions necessary to preserve the tax-qualified status of the ESOP. Subsequent to the Plan Merger, the participants in the Parent Plan who, prior to the Plan Merger, were participants in the ESOP shall be able to direct the investment of their vested ESOP account balances among all of the investment options (other than the Common Stock investment option) offered under the Parent Plan.

          (b) In contemplation of the Plan Merger, Parent hereby represents and warrants to Company as follows:

              (i) the Parent Plan complies with the Code and all applicable laws and has been administered, in form and operation, in compliance with all applicable laws, and Parent has not received any notice from any relevant regulatory agency or authority questioning or challenging such compliance;

              (ii) to Parent's Knowledge, over the last three years, no event has occurred which will or could give rise to disqualification of the Parent Plan under Section 401(a) of the Code or to a tax or liability under any other provision of the Code;

              (iii) there have been no "prohibited transactions" (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to the Parent Plan;

              (iv) there have been no acts or omissions by Parent with respect to the Parent Plan which have given rise to or may give rise to any fines, penalties, taxes or related charges under Sections 502(c) or 502(i) of ERISA or Chapter 43 of the Code for which Parent may be liable;

              (v) there are no claims (other than routine claims for benefits or actions seeking qualified domestic relations orders) pending or, to Parent's Knowledge, threatened involving the Parent Plan or the assets of the Parent Plan, and, to Parent's Knowledge, no facts exist which could give rise to any such claims (other than routine claims for benefits or actions seeking qualified domestic relations orders);

              (vi)  the Parent Plan is not subject to Title IV of ERISA;

              (vii) the Parent Plan has received a favorable determination letter from the IRS with respect to the tax-qualified status of the Parent Plan; and

              (viii) the execution, delivery and performance by Parent of this Agreement and any collateral documents executed or required to be executed by Parent pursuant hereto and thereto will not involve any "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code);

provided, however, that the failure of the representations set forth above to be true and correct shall not be deemed to be a breach of any such representation unless such failures would have, individually or in the aggregate, a material adverse effect on the interests, subsequent to the Plan Merger, of the participants in the Parent Plan, as participants in such plan, who, prior to the Plan Merger, were participants in the ESOP.

      Section 6.12  Affiliates and Certain Stockholders.  To the extent that it
                    -----------------------------------
has not already done so, Company shall, concurrently with the execution and delivery of this Agreement, cause each Person who is an "affiliate" of Company for purposes of Rule 145 under the Securities Act to deliver to Parent a written agreement substantially in the form attached as Exhibit C hereto. Parent shall not be required to maintain the effectiveness of the Form S-4 or any other registration statement under the Securities Act for the purposes of resale of Common Stock by such affiliates, and the certificates representing Common Stock received by such affiliates in the Merger shall bear a customary legend regarding applicable Securities Act restrictions.

      Section 6.13  NYSE Listing.  Parent shall use all reasonable efforts to
                    ------------
cause the shares of Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

      Section 6.14  Tax Treatment.  Each of Company and Parent will use all
                    -------------
reasonable efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368 of the Code. Neither Company nor Parent will voluntarily take any action that would cause such qualification to be unattainable.

      Section 6.15  Pooling of Interests.  Each of Company and Parent shall use
                    --------------------
all reasonable efforts to cause the Merger to be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such accounting treatment to be accepted by Ernst & Young and the SEC. Neither Company nor Parent shall voluntarily take any action that would cause such accounting treatment to be unattainable.


                                  ARTICLE VII

                             CONDITIONS PRECEDENT

      Section 7.1   Conditions to Each Party's Obligation to Effect the Merger.
                    ----------------------------------------------------------
The respective obligation of each party to effect the Merger is subject to the satisfaction or written waiver on or prior to the Closing Date of the following conditions:

          (a) Stockholder Approval.  This Agreement shall have been approved by
              --------------------
the affirmative vote of the holders of the requisite number of shares of capital stock of Company in the manner required pursuant to Company's certificate of incorporation and bylaws, the CBCA and other applicable law.

          (b) No Injunctions or Restraints.  No temporary restraining order,
              ----------------------------
preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that the party invoking this condition shall have complied with its obligations under Section 6.8.

          (c) NYSE Listing.  The shares of Common Stock issuable to Company's
              ------------
stockholders pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

          (d) Form S-4.  The Form S-4 shall have been declared effective under
              --------
the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

          (e) HSR Act.  All necessary waiting periods under the HSR Act
              -------
applicable to the Merger shall have expired or been earlier terminated.

          (f) Pooling Letter.  Parent shall have received a letter from Ernst &
              --------------
Young, addressed to Parent and dated as of the Closing Date, setting forth Ernst & Young's concurrence with Parent's management's conclusion that the Merger will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations if consummated in accordance with this Agreement.

      Section 7.2   Conditions to Obligations of Parent and Merger Sub.  The
                    --------------------------------------------------
obligation of each of Parent and Merger Sub to effect the Merger is further subject to satisfaction or written waiver on or prior to the Closing Date of the following conditions:

          (a) Representations and Warranties.  The representations and
              ------------------------------
warranties of Company contained in this Agreement, which representations and warranties shall be deemed for purposes of this Section 7.2 not to include any qualification or limitation with respect to materiality (whether by reference to "Material Adverse Effect" or otherwise), shall be true and correct as of the Closing Date, except where the matters in respect of which such representations and warranties are not true and correct, in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect on Company (it being understood and agreed, however, that this exception shall not apply to the representations and warranties contained in Section 4.1 (d)), with the same effect as though such representations and warranties were made as of the Closing Date, and Parent and Merger Sub shall have received a certificate signed on behalf of Company by an authorized officer of Company to such effect.

          (b) Performance of Obligations of Company.  Company shall have
              -------------------------------------
performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent and Merger Sub shall have received a certificate signed on behalf of Company by an authorized officer of Company to such effect.

          (c) Certain Litigation.  There shall not be pending or threatened any
              ------------------
suit, action or proceeding seeking to restrain or prohibit the Merger or seeking to obtain from Parent or Company or any of their respective Affiliates in connection with the Merger any material damages, or seeking any other relief that, following the Merger, would materially limit or restrict the ability of Parent and its Subsidiaries to own and conduct both the assets and businesses owned and conducted by Parent and its Subsidiaries prior to the Merger and the assets and businesses owned and conducted by Company and its Subsidiaries prior to the Merger.

          (d) Consents.  All consents, authorizations, orders and approvals of
              --------
(or filings or registrations with) any Governmental Entity or any other Person required to be obtained or made prior to the Effective Time in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for the filing of the certificate of merger pursuant to
Section 1.3 and except where the failure to have obtained or made such consents, authorizations, orders, approvals, filings or registrations could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or the Surviving Corporation.

          (e) Tax Opinion.  Parent shall have received from Jones, Day, Reavis &
              -----------
Pogue, counsel to Parent, on the Closing Date, an opinion, dated as of the Closing Date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that Company, Parent and Merger Sub will each be a party to that reorganization within the meaning of Section 368(b) of the Code, that no gain or loss will be recognized by Company, Parent or Merger Sub upon the consummation of the Merger and that no gain or loss will be recognized by the stockholders of Company upon their exchange of Shares for Common Stock under Section 354 of the Code (except with respect to the receipt of cash in lieu of fractional shares).

          (f) Stock Ownership Agreement.  The Mystech Associates, Inc. Corporate
              -------------------------
Stock Ownership Agreement shall have been terminated, and shall be of no further force or effect.

      Section 7.3   Conditions to Obligation of Company.  The obligation of the
                    -----------------------------------
Company to effect the Merger is further subject to satisfaction or written waiver on or prior to the Closing Date of the following conditions:

          (a) Representations and Warranties.  The representations and
              ------------------------------
warranties of each of Parent and Merger Sub contained in this Agreement, which representations and warranties shall be deemed for purposes of this Section 7.3 not to include any qualification or limitation with respect to materiality (whether by reference to "Material Adverse Effect" or otherwise), shall be true and correct as of the Closing Date, except where the matters in respect of which such representations and warranties are not true and correct, in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect on Parent, with the same effect as though such representations and warranties were made as of the Closing Date, and Company shall have received a certificate signed on behalf of Parent and Merger Sub by an authorized officer of Parent to such effect.

          (b) Performance of Obligations of Parent and Merger Sub.  Each of
              ---------------------------------------------------
Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an authorized officer of Parent to such effect.

          (c) Tax Opinion.  Company shall have received from Hunton & Williams,
              -----------
counsel to Company, on the Closing Date, an opinion, dated as of the Closing Date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, that Company, Parent and Merger Sub will each be a party to that reorganization within the meaning of Section 368(b) of the Code, that no gain or loss will be recognized by Company, Parent or Merger Sub upon the consummation of the Merger and that no gain or loss will be recognized by the stockholders of Company upon their exchange of Shares for Common Stock under Section 354 of the Code (except with respect to the receipt of cash in lieu of fractional shares).


                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

      Section 8.1   Termination.  (a)  This Agreement may be terminated and the
                    -----------
transactions contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Company, in any one of the following circumstances:

               (i) By mutual written consent duly authorized by the Boards of Directors of Parent and Company.

               (ii) By Parent or Company, if the Effective Time shall not have occurred on or before August 31, 1998, otherwise than as a result of any material breach of any provision of this Agreement by the party seeking to effect such termination.

               (iii) By Parent or Company, if any federal or state court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling, or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable, provided that neither party may terminate this Agreement pursuant to this Section 8.1(a)(iii) if it has not complied with its obligations under Section 6.8.

               (iv) By Parent or Company, if the Stockholders Meeting shall have been held and this Agreement shall not have been approved by the affirmative vote of the holders of the requisite number of shares of capital stock of Company, provided that Company may not terminate this Agreement pursuant to this Section 8.1(a)(iv) unless it shall have paid to Parent the fee provided for in Section 8.1(b).

               (v) By Parent, if (A) the Board of Directors of Company or any committee thereof shall have (1) withdrawn or modified, in a manner adverse to Parent or Merger Sub, its approval of this Agreement or the transactions contemplated hereby or the recommendation referred to in the penultimate sentence of Section 6.3, (2) approved, endorsed or recommended to its stockholders an Acquisition Proposal, or (3) resolved to do any of the foregoing or (B) the Stockholders Meeting shall not have been held by July 31, 1998 as a result of a breach by Company of its obligations under Section 6.3.

               (vi) By Parent or Company, if (A) the other party shall have failed to comply in any material respect with any of the material covenants and agreements contained in this Agreement to be complied with or performed by such party at or prior to such date of termination, and such failure continues for 20 Business Days after the actual receipt by such party of a written notice from the other party setting forth in detail the nature of such failure, or (B) the representations and warranties of the other party contained in this Agreement, which representations and warranties shall be deemed for purposes of this
Section 8.1(a)(vi) not to include any qualification or limitation with respect to materiality (whether by reference to a "Material Adverse Effect" or otherwise), shall have been untrue in any respect on the date when made (or in the case of any representations and warranties that are made as of a different date, as of such different date) and the matters in respect of which such representations and warranties shall have been untrue, in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect on such other party.

          (b) If this Agreement is terminated pursuant to Section 8.1(a)(iv), then, in such event, Company shall pay to Parent prior to such termination, in immediately available funds, a fee in an amount equal to (i) $1,246,282, if the closing price per share of Common Stock, as reported on the NYSE Composite Tape, on the trading day immediately preceding the day on which the Stockholders Meeting is held (the "Measurement Price") is equal to or greater than $22.4719,
(ii) the product of (A) $1,246,282, (B) the quotient obtained by dividing (1) the amount by which the Measurement Price exceeds $13.2188 by (2) $26.4375, and
(C) 2.85714286, if the Measurement Price is less than $22.4719 but greater than $13.2188, and (iii) zero, if the Measurement Price is equal to or less than $13.2188, whichever is applicable.

          (c) If this Agreement is terminated pursuant to Section 8.1(a)(iv) and, within 12 months after such termination, Company enters into any agreement providing for any transaction contemplated by an Acquisition Proposal, then, in such event, Company shall pay to Parent promptly (and in any event within three business days) after entering into such agreement, in immediately available funds, a fee in an amount equal to the amount by which $2,492,563 exceeds the amount of the fee paid by Company to Parent pursuant to Section 8.1(b).

          (d) If this Agreement is terminated pursuant to Section 8.1(a)(v), then, in such event, Company shall pay to Parent promptly (and in any event within three business days) after such termination, in immediately available funds, a fee in an amount equal to $1,246,282.

          (e) If this Agreement is terminated pursuant to Section 8.1(a)(v) and, within 12 months after such termination, Company enters into any agreement providing for any transaction contemplated by an Acquisition Proposal, then, in such event, Company shall pay to Parent promptly (and in any event within three business days) after entering into such agreement, in immediately available funds, a fee in an amount equal to the amount by which $2,492,563 exceeds the amount of the fee paid by Company to Parent pursuant to Section 8.1(d).

     Section 8.2   Effect of Termination.  In the event of the termination and
                   ---------------------
abandonment of this Agreement pursuant to Section 8.1(a) hereof, this Agreement (except for the provisions of Section 4.1(u), Section 4.2(h), Section 6.4,
Section 6.6, paragraphs (b), (c), (d) and (e) of Section 8.1, this Section 8.2 and Article IX) shall forthwith become void and cease to have any force or effect, without any liability on the part of any party hereto or any of its Affiliates; provided, however, that nothing in this Section 8.2 shall relieve any party to this Agreement of liability for any willful or intentional breach of this Agreement.

     Section 8.3   Amendment.  Subject to any applicable provisions of the
                   ---------
CBCA, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of this Agreement at the Stockholders Meeting, no amendment shall be made which would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. This Agreement may not be modified or amended except by written agreement executed and delivered by duly authorized officers of each of the respective parties.

     Section 8.4   Extension; Waiver.  At any time prior to the Effective Time,
                   -----------------
the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to Section 8.3, waive compliance with any of the agreements or conditions of the other parties contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

     Section 8.5   Procedure for Termination, Amendment, Extension or Waiver.
                   ---------------------------------------------------------
A termination of this Agreement pursuant to Section 8.1, an amendment of this Agreement pursuant to Section 8.3 or an extension or waiver pursuant to Section
8.4 shall, in order to be effective, require in the case of Parent, Merger Sub or Company, action by its Board of Directors (or, in the case of Parent, the Executive Committee thereof) or the duly authorized designee of its Board of Directors.


                                  ARTICLE IX

                              GENERAL PROVISIONS

     Section 9.1   Nonsurvival of Representations and Warranties.  None of the
                   ---------------------------------------------
representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

     Section 9.2   Fees and Expenses.  Whether or not the Merger shall be
                   -----------------
consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this

Agreement and the consummation of the transactions contemplated hereby, except that each of Company and Parent shall bear and pay one-half of the costs and expenses incurred in connection with (a) the filing, printing and mailing of the Form S-4 and the Proxy Statement (including SEC filing fees) and (b) the filing of the premerger notification and report forms under the HSR Act (including filing fees). Notwithstanding the foregoing, in the event of the consummation of the Merger, all reasonable professional service fees of Company incurred in connection with the Merger, including, without limitation, attorneys' and accountants' fees, shall be promptly paid by Parent or the Surviving Corporation.

     Section 9.3   Definitions.  For purposes of this Agreement:
                   -----------

          (a) an "Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

          (b) "Business Day" means any day other than Saturday, Sunday or any other day on which banks in the City of New York are required or permitted to close;

          (c) "Disclosure Schedule" means the disclosure schedule delivered by each party to the other simultaneously with the execution of this Agreement;

          (d) "Environmental Laws" means any federal, state or local law relating to: (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) otherwise relating to pollution of the environment or the protection of human health;

          (e) "GAAP" means generally accepted accounting principles in the United States, as in effect from time to time;

          (f) "Hazardous Substances" means: (i) those substances defined in or regulated under the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide and Rodenticide Act and the Clean Air Act; (ii) petroleum and petroleum products including crude oil and any fractions thereof;
(iii) natural gas, synthetic gas and any mixtures thereof; (iv) radon; (v) any other contaminant; and (vi) any substance with respect to which any Governmental Entity requires environmental investigation, monitoring, reporting or remediation;

          (g) "Knowledge" means the actual knowledge of any executive officer of Company or Parent, as the case may be, and any other knowledge implied or imputed by applicable law;

          (h) "Liens" means, collectively, all pledges, claims, liens, charges, mortgages, conditional sale or title retention agreements, hypothecations, collateral assignments, security interests, easements and other encumbrances of any kind or nature whatsoever;

          (i) a "Material Adverse Effect" with respect to any Person means a material adverse effect on (i) the ability of such Person to perform its obligations under this Agreement or to consummate the transactions contemplated hereby or (ii) the condition (financial or otherwise), assets, liabilities (actual or contingent), results of operations or business of such Person and its Subsidiaries taken as a whole;

          (j) the "NYSE" means the New York Stock Exchange;

          (k) a "Person" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity;

          (l) "Principal Stockholders" means David L. Young, Robert J. Cotter, Jr., Ann E. Wohlleber and Richard I. Broadbent.

          (m) a "Subsidiary" of any Person means any other Person of which (i) the first mentioned Person or any Subsidiary thereof is a general partner, (ii) voting power to elect a majority of the board of directors or others performing similar functions with respect to such other Person is held by the first mentioned Person and/or by any one or more of its Subsidiaries, or (iii) at least 50% of the equity interests of such other Person is, directly or indirectly, owned or controlled by such first mentioned Person and/or by any one or more of its Subsidiaries.

     Section 9.4   Notices.  All notices, requests, claims, demands and other
                   -------
communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

               (i)  if to Parent or to Merger Sub, to

                    Sterling Software, Inc.
                    300 Crescent Court, Suite 1200
                    Dallas, Texas  75201-7853
                    Attention:  Don J. McDermett, Jr., Esquire
                    Telecopy:   (214) 981-1265

                    with a copy (which shall not constitute notice) to:

                    Jones, Day, Reavis & Pogue
                    2300 Trammell Crow Center
                    2001 Ross Avenue
                    Dallas, Texas  75201
                    Attention:  Mark E. Betzen, Esquire
                    Telecopy:   (214) 969-5100
                    if to Company, to

                    Mystech Associates, Inc.
                    Skyline One, 5205 Leesburg Pike, Suite 1200
                    Falls Church, Virginia  22041
                    Attention:  David L. Young
                    Telecopy:   (703) 671-8680

                    with a copy (which shall not constitute notice) to:

                    Hunton & Williams
                    1751 Pinnacle Drive
                    McLean, Virginia  22102
                    Attention:  Joseph W. Conroy, Esquire
                    Telecopy:   (703) 714-7410

      Section 9.5   Interpretation.  When a reference is made in this Agreement
                    --------------
to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

      Section 9.6   Entire Agreement; Third-Party Beneficiaries.  This Agreement
                    -------------------------------------------
constitutes the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement (except for the letter agreement referenced in the last sentence of Section 6.4). This Agreement is not intended to confer upon any Person (including without limitation any employees or former employees of Company), other than the parties hereto, any rights or remedies.

      Section 9.7   Governing Law.  This Agreement shall be governed by, and
                    -------------
construed in accordance with, the laws of the State of Connecticut, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

      Section 9.8   Assignment.  Neither this Agreement nor any of the rights,
                    ----------
interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that Parent and/or Merger Sub may assign this Agreement to any direct wholly owned Subsidiary of Parent without the prior consent of Company; provided that Parent and/or Merger Sub, as the case may be, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

      Section 9.9   Enforcement.  Irreparable damage would occur in the event
                    -----------
that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any appropriate state or federal court in Fairfax County in the Commonwealth of Virginia), this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto (i) shall submit itself to the personal jurisdiction of any appropriate state or federal court in Fairfax County in the Commonwealth of Virginia in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) shall not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than any appropriate state or federal court in Fairfax County in the Commonwealth of Virginia.

      Section 9.10  Severability.  Whenever possible, each provision or portion
                    ------------
of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

      Section 9.11  Counterparts.  This Agreement may be executed in one or more
                    ------------
counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

                           [signature page follows]

     IN WITNESS WHEREOF, Parent, Merger Sub and Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.


                                  STERLING SOFTWARE, INC.



                                  By: /s/ Don J. McDermett, Jr.
                                      ------------------------------------------
                                      Don J. McDermett, Jr.
                                      Senior Vice President and General Counsel


                                  STERLING SOFTWARE (CONNECTICUT), INC.



                                  By: /s/ Don J. McDermett, Jr.
                                      ------------------------------------------
                                      Don J. McDermett, Jr.
                                      Vice President


                                  MYSTECH ASSOCIATES, INC.



                                  By: /s/ David L. Young
                                      ------------------------------------------
                                      David L. Young
                                      President and Chief Executive Officer

                                                                      Appendix B
                                                                      ----------


                       Willamette Management Associates
                       8201 Greensboro Drive, Suite 817
                            McLean, Virginia 22102
                        703-917-6600/(Fax) 703-917-6610


May 27, 1998


Trustees of the Mystech Associates, Inc.
  Employee Stock Ownership Plan
Mystech Associates, Inc.
5205 Leesburg Pike
Suite 1200
Falls Church, Virginia  22041

Dear Trustees:

Willamette Management Associates ("Willamette") has been retained by the trustees (the "Trustees") of the Mystech Associates, Inc. ("Mystech") Employee Stock Ownership Trust, which forms a part of and implements the Mystech Employee Stock Ownership Plan (the "ESOP"), to determine, among other things, whether the transaction described below is fair to the ESOP from a financial point of view. Except as otherwise noted herein, capitalized terms used in this letter are defined as set forth in the Agreement and Plan of Merger dated as of May 27, 1998 (the "Merger Agreement") among Sterling Software, Inc. ("Sterling Software"), Sterling Software (Connecticut), Inc. ("Merger Sub") and Mystech.

Pursuant to the Merger Agreement, Merger Sub will be merged with and into Mystech with Mystech continuing as the surviving corporation and becoming a wholly owned subsidiary of Sterling Software. At the effective time of the Merger, 171,384 then-outstanding shares of Mystech Common Stock (other than any shares owned by Mystech or any subsidiary of Mystech or by Sterling Software, Merger Sub or any other subsidiary of Sterling Software, which shares will be canceled) will be converted into the right to receive 5.49313 shares of Common Stock of Sterling Software.

In our capacity as your independent financial advisor, you have specifically asked us to render a written opinion (the "Opinion") as to whether:

     1. the consideration to be received by the ESOP for its shares of Mystech Common Stock pursuant to the Transaction is at least equal to the fair market value of such shares; and

     2. the terms and conditions of the Transaction are fair to the ESOP from a financial point of view.

In undertaking our engagement, our focus was directed to the valuation issues arising from ERISA Section 3(18), which defines the term "adequate consideration" as the fair market value of an asset determined by a fiduciary in good faith. Pursuant to the Department of Labor Proposed Regulation Section 2510.3-18(b)(2), fair market value is defined as the price at which an asset would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell and both parties are able, as well as willing, to trade and are well informed about the asset and the market for that asset.

Willamette is one of the nation's leading independent financial advisory and business valuation firms. Willamette's principal business is the valuation of businesses and business interests, including both privately-held and publicly traded companies, for all purposes, including employee stock ownership plans, mergers and acquisitions, divestitures, public offerings, gift and estate taxes, corporate and partnership recapitalizations, dissolutions and other objectives. Willamette has provided ESOP valuations for over 200 clients. Willamette is independent of parties to the Transaction (other than the ESOP) within the meaning of proposed regulation 29 CFR 2510.3-18(b) issued by the U.S. Department of Labor and section 401(a)(28)(C) of the Internal Revenue Code of 1986, as amended.

Trustees of the Mystech Associates, Inc.
Employee Stock Ownership Plan
May 27, 1998
Page 2


Mystech was founded in 1971. Mystech is a recognized supplier of information technology services within the federal systems market, specializing in information operations and command and control systems.

In connection with this Opinion, we have made such reviews, analyses and inquiries, as we deemed necessary and appropriate under the circumstances. We visited Mystech's headquarters in Falls Church, Virginia, and held discussions with executive management. In addition, we reviewed, among other things: (i) a draft of the Proxy Statement of Mystech Associates, Inc./Prospectus of Sterling Software, Inc.; (ii) Mystech's audited financial statements for the fiscal years ending June 30, 1993 through 1997; (iii) Mystech's unaudited financial statements for the nine month periods ending March 31, 1997 and 1998; (iv) certain projected financial information prepared by Mystech's management;(v) Mystech's articles of incorporation and by-laws; (vi) certain of Sterling Software's SEC reports; (vii) various investment bank's research reports on Sterling Software; (viii) certain publicly available information and financial data on publicly traded companies similar to Mystech; and (ix) such additional studies, analyses, and investigations as we deemed appropriate.

Although our thorough discussions with management and review of supporting documentation give us comfort that our due diligence efforts are appropriate, we have not conducted a physical examination of all Mystech's properties or facilities and we have not obtained or been provided with any independent formal evaluation of such properties and facilities. We have reviewed the financial information and other internal data provided to us and other publicly available information, and while we are unable to verify the accuracy and completeness of such data and information, we have judged the reasonableness thereof and made certain adjustments thereto. Our Opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of the date of this letter.

Management has represented to us that there has been no material adverse change in the business, financial position or results of operations of Mystech since March 31, 1998.

Based on the foregoing, and assuming the Transaction closed today, it is our opinion that:

     1. the consideration to be received by the ESOP for its shares of Mystech Common Stock pursuant to the Transaction is at least equal to the fair market value of such shares; and

     2. the terms and conditions of the Transaction are fair to the ESOP from a financial point of view.

This Opinion is solely for the use and benefit of the Trustees, and any summary of or reference to the Opinion or any other reference to Willamette by Mystech in connection with the Transaction will be subject to Willamette's prior review and written approval, which shall not be unreasonably withheld. The Opinion will not be included in, summarized or referred to in any manner in materials distributed to the public or potential investors of Mystech without Willamette's prior written consent, which shall not be unreasonably withheld.

In accordance with recognized professional ethics, our professional fees for this service are not contingent upon the opinion expressed herein, and neither Willamette, nor any of its employees, has a present or intended financial relationship with or interest in Mystech.

Very truly yours,

WILLAMETTE MANAGEMENT ASSOCIATES

                                                                      Appendix C
                                                                      ----------

                     CONNECTICUT BUSINESS CORPORATIONS ACT
                           SECTIONS 33-855 TO 33-872


  33-855  DEFINITIONS.--As used in sections 33-855 to 33-872, inclusive:

  (a) "Corporation" means the issuer of the shares held by a dissenter before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

  (b) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 33-856 and who exercises that right when and in the manner required by sections 33-860 to 33-868, inclusive.

  (c) "Fair Value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

  (d) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all circumstances.

  (e) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

  (f) "Beneficial Shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

  (g) "Shareholder" means the record shareholder or the beneficial shareholder.

  33-856 RIGHT TO DISSENT.--(a) A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

  (a) Consummation of a plan of merger to which the corporation is a party (A) if shareholder approval is required for the merger by section 33-817 or the certificate of incorporation and the shareholder is entitled to vote on the merger or (B) if the corporation is a subsidiary that is merged with its parent under section 33-818;

  (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

  (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

  (d) An amendment of the certificate of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it: (A) Alters or abolishes a preferential right of the shares; (B) creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (C) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (D) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or (E) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 33-668; or

  (e) Any corporate action taken pursuant to a shareholder vote to the extent the certificate of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

  33-587 DISSENT BY NOMINEES AND BENEFICIAL OWNERS.--(a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

  (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if: (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and (2) he does so with respect to all shares of which he is the beneficial shareholder or over which he has the power to direct the vote.

  33-858, 33-859  [Reserved for future use.]

  33-860 NOTICE OF DISSENTERS' RIGHTS.--(a) If proposed corporate action creating dissenters' rights under section 33-856 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under sections 33-855 to 33-872, inclusive, and be accompanied by a copy of said sections.

  (b) If corporate action creating dissenters' rights under section 33-856 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 33-862.

  33-861 NOTICE OF INTENT TO DEMAND PAYMENT.--(a) If proposed corporate action creating dissenters' rights under section 33-856 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (1) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) shall not vote his shares in favor of the proposed action.

  (b) A shareholder who does not satisfy the requirements of subsection (a) of this section is not entitled to payment for his shares under sections 33-855 to 33-872, inclusive.

  33-862 DISSENTERS' NOTICE.--(a) If proposed corporate action creating dissenters' rights under section 33-856 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 33-861.

  (b) The dissenters' notice shall be sent no later than ten days after the corporate action was taken and shall:

  (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

  (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

  (3) Supply a form for demanding payment that includes the date of the first announcement to new media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

  (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the subsection (a) of this section notice is delivered; and

  (5) Be accompanied by a copy of sections 33-855 to 33-872, inclusive.

  33-863 DUTY TO DEMAND PAYMENT.--(a) A shareholder sent a dissenters' notice described in section 33-862 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to subdivision (3) of subsection (b) of said section and deposit his certificates in accordance with the terms of the notice.

  (b) The shareholder who demands payment and deposits his share certificates under subsection (a) of this section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

  (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under sections 33-855 to 33-872, inclusive.

  33-864 SHARE RESTRICTIONS.--(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 33-866.

  (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

  33-865 PAYMENT.--(a) Except as provided in section 33-867, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 33-863 the amount the corporation estimates to be the fair value of his shares plus accrued interest.

  (b) The payment shall be accompanied by: (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any; (2) a statement of the corporation's estimate of the fair value of the shares; (3) an explanation of how the interest was calculated; (4) a statement of the dissenter's right to demand payment under section 33-860; and
(5) a copy of sections 33-855 to 33-872, inclusive.

  33-866 FAILURE TO TAKE ACTION.--(a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

  (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 33-862 and repeat the payment demand procedure.

  33-867 AFTER-ACQUIRED SHARES.--(a) A corporation may elect to withhold payment required by section 33-865 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

  (b) To the extent the corporation elects to withhold payment under subsection
(a) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenter's right to demand payment under section 33-868.

  33-868  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.--

  (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate, less any payment under section 33-865, or reject the corporation's offer under section 33-867 and demand payment of the fair value of his shares and interest due, if:

  (1) The dissenter believes that the amount paid under section 33-865 or offered under section 33-867 is less than the fair value of his shares or that the interest due is incorrectly calculated;

  (2) The corporation fails to make payment under section 33-865 within sixty days after the date set for demanding payment; or

  (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

  (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) of this section within thirty days after the corporation made or offered payment for his shares.

  33-869, 33-870  [Reserved for future use.]

  33-871 COURT ACTION.--(a) If a demand for payment under section 33-868 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

  (b) The corporation shall commence the proceeding in the superior court for the judicial district where a corporation's principal office or, if none in this state, its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the superior court for the judicial district where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

  (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

  (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

  (e) Each dissenter made a party to the proceeding is entitled to judgment (1) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation, or (2) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under section 33-867.

  33-872 COURT COSTS AND COUNSEL FEES.--(a) The court in an appraisal proceeding commenced under section 33-871 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under section 33-868.

  (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable: (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 33-860 to 33-868, inclusive; or (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by sections 33-855 to 33-872, inclusive.

  (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

           [FORM OF PROXY FOR USE BY HOLDERS OF MYSTECH COMMON STOCK]

                            MYSTECH ASSOCIATES, INC.

     THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF MYSTECH
                                ASSOCIATES, INC.
  FOR USE AT THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY ___, 1998

The undersigned holder of shares of Common Stock of Mystech Associates, Inc. ("Mystech") hereby appoints __________________ and________________, and each of them, as proxies of the undersigned, with full power of substitution and resubstitution, to represent and vote as set forth herein all of the shares of Common Stock of Mystech held of record by the undersigned on June ___, 1998 at the Special Meeting of Shareholders of Mystech to be held on _________, July ___, 1998, at ____ a.m., Eastern Time, at__________________________________,
_________________________________, ____________, Virginia, and at any and all
postponements and adjournments thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS SET FORTH ON THE OTHER SIDE HEREOF.



                      (Continued, and to be dated and signed, on the other side)

[X] Please mark your
vote as in this example.

--------------------------------------------------------------------------------
        THE DIRECTORS OF MYSTECH ASSOCIATES, INC. UNANIMOUSLY RECOMMEND
                      A VOTE FOR THE FOLLOWING PROPOSALS
--------------------------------------------------------------------------------
1. Approval of an Agreement and Plan of Merger, dated as of May 27, 1998, among Sterling Software, Inc., a Delaware corporation ("Sterling Software"), Sterling Software (Connecticut), Inc., a Connecticut corporation and a wholly owned subsidiary of Sterling Software ("Merger Sub"), and Mystech Associates, Inc., a Connecticut corporation ("Mystech"), pursuant to which Merger Sub will be merged with and into Mystech, with Mystech continuing as the surviving corporation and becoming a wholly owned subsidiary of Sterling Software.

     FOR [_]                       AGAINST [_]                    ABSTAIN [_]

2. Termination of the Mystech Associates, Inc. Corporate Stock Ownership Agreement.

     FOR [_]                       AGAINST [_]                    ABSTAIN [_]
--------------------------------------------------------------------------------


                                          This proxy should be dated, signed by
                                          the shareholder as his or her name
                                          appears below, and returned promptly
                                          in the enclosed envelope. Joint
                                          owners should each sign personally,
                                          and trustees and others signing in a
                                          representative capacity should
                                          indicate the capacity in which they
                                          sign.

                                          Dated:------------------------------


                                          ------------------------------------
                                                Signature of Shareholder


                                          ------------------------------------
                                                Signature of Shareholder

        USING BLUE OR BLACK INK, PLEASE MARK, SIGN, AND PROMPTLY RETURN
                    THIS PROXY CARD IN THE ENVELOPE PROVIDED

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Sterling Software Certificate provides that the personal liability of directors of Sterling Software to Sterling Software is eliminated to the maximum extent permitted by Delaware law. The Sterling Software Certificate and Sterling Software Bylaws provide for the indemnification of the directors, officers, employees and agents of Sterling Software and its subsidiaries to the fullest extent that may be permitted by Delaware law from time to time, and the Sterling Software Bylaws provide for various procedures relating thereto.

  Although the Sterling Software Certificate generally absolves Sterling Software's directors from personal liability for monetary damages resulting from breaches of their fiduciary duty of care, Sterling Software's directors remain liable for breaches of their duty of loyalty to Sterling Software and its stockholders, as well as for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. In addition, the Sterling Software Certificate does not absolve directors of liability under
Section 174 of the Delaware Act, which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions in certain circumstances and expressly sets forth a negligence standard with respect to such liability.

  Under Delaware law, directors, officers, employees, and other individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation -- a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of conduct is applicable in the case of a derivative action, but indemnification extends only to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and Delaware law requires court approval before there can be any indemnification of expenses where the person seeking indemnification has been found liable to the corporation.

  As authorized by the Sterling Software Certificate, Sterling Software has entered into indemnification agreements with each of its directors and officers. These indemnification agreements provide for, among other things, (i) the indemnification by Sterling Software of the indemnitees thereunder to the extent described above, (ii) the advancement of attorneys' fees and other expenses, and
(iii) the establishment, upon approval by the Sterling Software Board, of trusts or other funding mechanisms to fund Sterling Software's indemnification obligations thereunder.

ITEM 21.  EXHIBITS

EXHIBIT
   NO.                                                 DESCRIPTION
---------  ------------------------------------------------------------------------------------------------------
2.1        Agreement and Plan of Merger, dated as of May 27, 1998, among Sterling Software, Merger Sub and
           Mystech (included as Appendix A to the Proxy Statement/Prospectus forming a part of this
           Registration Statement)  The disclosure schedule and exhibits relating to the Agreement and Plan of
           Merger have been omitted.  Sterling Software will furnish supplementally to the Commission such schedule or exhibits upon request.

2.2        Stockholder Agreement, dated as of May 27, 1998, among Sterling Software and the Principal
           Shareholders (1)

3.1.1      Sterling Software Certificate (2)

3.1.2      Sterling Software Bylaws (3)

3.2.1      Mystech Certificate (1)

3.2.2      Mystech Bylaws (1)

4.1        Form of Common Stock Certificate of Sterling Software (4)

4.2 Rights Agreement, dated December 18, 1996, between Sterling Software and BostonBank, N.A., as Rights Agent (5)

4.3 First Amendment to Rights Agreement, dated as of March 12, 1998, between Sterling Software and BankBoston, N.A., as Rights Agent (6)

5.1 Opinion of Jones, Day, Reavis & Pogue regarding the legality of securities to be issued*

8.1        Opinion of Jones, Day, Reavis & Pogue regarding certain tax matters*

8.2        Opinion of Hunton & Williams regarding certain tax matters*

23.1       Consent of Jones, Day, Reavis & Pogue (included in Exhibits 5.1 and
           8.1)

23.2       Consent of Hunton & Williams (included in Exhibit 8.2)

23.3       Consent of Ernst & Young LLP (1)

23.4       Consent of Argy, Wiltse & Robinson, P.C. (1)

23.5       Consent of Willamette Management Associates (1)

24.1       Powers of Attorney (1)

99.1       Mystech Corporate Stock Ownership Agreement (1)

-----------------------------
* To be filed by amendment

(1) Filed herewith.

(2) Previously filed as an exhibit to Sterling Software's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated herein reference.

(3) Previously filed as an exhibit to Sterling Software's Registration Statement on Form 8-A/A filed on May 27, 1998 and incorporated herein by reference.

(4) Previously filed as an exhibit to Sterling Software's Registration Statement No. 2-86825 and incorporated herein by reference.

(5) Previously filed as an exhibit to Sterling Software's Current Report on Form 8-K dated December 18, 1996 and incorporated herein by reference.

(6) Previously filed as an exhibit to Sterling Software's Registration Statement on Form 8-A/A filed April 3, 1998 and incorporated herein by reference.

ITEM 22.  UNDERTAKINGS

  (a)  The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

       (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b)  (1)   The undersigned registrant hereby undertakes as follows:  that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

       (2)  The undersigned registrant hereby undertakes that every prospectus:
(i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on May 28, 1998.


                              STERLING SOFTWARE, INC.


                              By:  /s/ Don J. McDermett, Jr.
                                   -------------------------
                                  Don J. McDermett, Jr.
                                  Senior Vice President and General Counsel

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on May 28, 1998.

        Signatures                               Title
        ----------                               -----

 /s/  Sterling L. Williams*    Chief Executive Officer and President; Director
 --------------------------
      Sterling L. Williams              (Principal Executive Officer)


 /s/  R. Logan Wray*           Senior Vice President and Chief Financial Officer
 --------------------------
      R. Logan Wray               (Principal Financial and Accounting Officer)

 /s/  Sam Wyly*                         Chairman of the Board; Director
---------------------------
      Sam Wyly

 /s/  Charles J. Wyly, Jr.*           Vice Chairman of the Board; Director
---------------------------
      Charles J. Wyly, Jr.

 /s/  Evan A. Wyly*                                 Director
---------------------------
      Evan A. Wyly

 /s/  Phillip A. Moore*                             Director
---------------------------
      Phillip A. Moore

 /s/  Michael C. French*                            Director
---------------------------
      Michael C. French

 /s/  Donald R. Miller*                             Director
---------------------------
      Donald R. Miller

 /s/  Robert J. Donachie*                           Director
---------------------------
      Robert J. Donachie

 /s/  Alan W. Steelman*                             Director
---------------------------
      Alan W. Steelman

    *The undersigned, by signing his name hereto, does sign and execute this Registration Statement pursuant to the Powers of Attorney executed on behalf of the above-named officers and directors and filed herewith.



                                             /s/ Don J. McDermett, Jr.
                                             ------------------------
                                             Don J. McDermett, Jr.
                                             Attorney-in-Fact

                               INDEX TO EXHIBITS


Exhibit
  No.                                     Description
-------   ----------------------------------------------------------------------
2.1 Agreement and Plan of Merger, dated as of May 27, 1998, among Sterling Software, Merger Sub and Mystech (included as Appendix A to the Proxy Statement/Prospectus forming a part of this Registration Statement) The disclosure schedule and exhibits relating to the Agreement and Plan of Merger have been omitted. Sterling Software will furnish supplementally to the Commission such schedule or exhibits upon request.

2.2 Stockholder Agreement, dated as of May 27, 1998, among Sterling Software and the Principal Shareholders (1)

3.1.1     Sterling Software Certificate (2)

3.1.2     Sterling Software Bylaws (3)

3.2.1     Mystech Certificate (1)

3.2.2     Mystech Bylaws (1)

4.1       Form of Common Stock Certificate of Sterling Software (4)

4.2 Rights Agreement, dated December 18, 1996, between Sterling Software and BostonBank, N.A., as Rights Agent (5)

4.3 First Amendment to Rights Agreement, dated as of March 12, 1998, between Sterling Software and BankBoston, N.A., as Rights Agent (6)

5.1 Opinion of Jones, Day, Reavis & Pogue regarding the legality of securities to be issued*

8.1       Opinion of Jones, Day, Reavis & Pogue regarding certain tax matters*

8.2       Opinion of Hunton & Williams regarding certain tax matters*

23.1      Consent of Jones, Day, Reavis & Pogue (included in Exhibits 5.1 and
          8.1)

23.2      Consent of Hunton & Williams (included in Exhibit 8.2)

23.3      Consent of Ernst & Young LLP (1)

23.4      Consent of Argy, Wiltse & Robinson, P.C. (1)

23.5      Consent of Willamette Management Associates (1)

24.1      Powers of Attorney (1)

99.1   Mystech Corporate Stock Ownership Agreement (1)

________________________
* To be filed by amendment

(1)    Filed herewith.

(2) Previously filed as an exhibit to Sterling Software's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated herein reference.

(3) Previously filed as an exhibit to Sterling Software's Registration Statement on Form 8-A/A filed on May 27, 1998 and incorporated herein by reference.

(4) Previously filed as an exhibit to Sterling Software's Registration Statement No. 2-86825 and incorporated herein by reference.

(5) Previously filed as an exhibit to Sterling Software's Current Report on Form 8-K dated December 18, 1996 and incorporated herein by reference.

(6) Previously filed as an exhibit to Sterling Software's Registration Statement on Form 8-A/A filed April 3, 1998 and incorporated herein by reference.